Form 20-F
period 2017-03-31
MINEBEA MITSUMI Inc.
filed 2017-07-26
CIK 1034983

As filed with the Securities and Exchange Commission on July 26, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-214585

MINEBEA MITSUMI KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

MINEBEA MITSUMI INC.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

4106-73 Oaza Miyota, Miyota-machi

Kitasaku-gun, Nagano 389-0293

Japan

(Address of principal executive offices)

Satoshi Yoneda

Executive Officer, General Manager of Accounting Department

3-9-6, Mita

Minato-ku, Tokyo 108-8330

Japan

Telephone number: +81-3-6758-6711

Facsimile number: +81-3-6758-6700

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b)

of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

Common stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2017, 423,322,011 shares of common stock were outstanding.

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).

☐  Yes            ☒  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.

☐  Yes            ☒  No

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒  Yes            ☐  No

Indicate by check mark whether the Registrant submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐  Yes            ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large Accelerated Filer	☐ Accelerated Filer	☒ Non-Accelerated Filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act:  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other	☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.

☐  Item 17            ☐  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes            ☒  No

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires, “MINEBEA MITSUMI” refers to MINEBEA MITSUMI Inc. (or Minebea Co., Ltd., as it was formerly known prior to its business integration with MITSUMI ELECTRIC CO., LTD., effective as of January 27, 2017), “MITSUMI” refers to MITSUMI ELECTRIC CO., LTD. (which has been integrated into MINEBEA MITSUMI), and “Minebea” refers to Minebea Co., Ltd. before the integration with MITSUMI. Unless the context otherwise requires, references to the financial results or business of “MINEBEA MITSUMI” refer to those of MINEBEA MITSUMI and its consolidated subsidiaries, those of “Minebea” refer to those of Minebea and its consolidated subsidiaries, and those of “MITSUMI” refer to those of MITSUMI and its consolidated subsidiaries.

References to the “share exchange” are to the share exchange between the pre-integration Minebea and MITSUMI, the terms of which were set forth in the business integration agreement and the related share exchange agreement, each dated March 30, 2016, and each amended on October 12, 2016, between Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD. The share exchange was consummated on January 27, 2017.

The consolidated financial statements of MINEBEA MITSUMI have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, except for certain specifically identified information which was prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP. Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “yen” or “¥” are to Japanese yen and references to “US$,” “$” or “dollars” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

Our fiscal year ends on March 31. References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of MINEBEA MITSUMI about its business, industry and markets. These forward-looking statements are covered by the safe harbor created by Section 21E of the Exchange Act and can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements which include, but are not limited to, statements contained in “Item 3.D Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of MINEBEA MITSUMI could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of MINEBEA MITSUMI to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this annual report.

A wide range of factors could materially affect future developments and performance of MINEBEA MITSUMI, including the following:

•	difficulty of realizing the anticipated benefits of the share exchange due to challenges of integrating the operations of Minebea and MITSUMI;

•	changes in demand in industries such as office automation and information technology, personal computers and related products, automobile, aerospace, home appliances and healthcare, which are the main markets of MINEBEA MITSUMI’s products;

•	foreign exchange rate fluctuations;

•	research and development activities to provide new and high-quality products not resulting in the desired outcome;

•	intensification of competition;

•	changes in prices of raw materials and parts and in transportation costs;

•	risks and difficulties on account of conducting a substantial portion of its manufacturing activities outside of Japan;

•	uncertainty regarding future acquisitions and business alliances;

•	significant expenses, loss of public confidence or adverse regulatory action or legal claims resulting from any product defects;

•	changes in, and enforcement of, laws and regulations (including antitrust law and environmental regulations) relating to MINEBEA MITSUMI’s business activities;

•	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;

•	misappropriation of personal or proprietary information; and

•	decreases in returns on plan assets or changes in financial markets leading to increases in pension-related costs or projected benefit obligations.

Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. MINEBEA MITSUMI does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A Selected Financial Data

The following IFRS selected historical financial data of MINEBEA MITSUMI as of and for the fiscal years ended March 31, 2017, 2016 and 2015 have been derived from MINEBEA MITSUMI’s annual consolidated financial statements prepared in accordance with IFRS, which are included in this annual report. During the fiscal year ended March 31, 2017, for the purposes of filing a Form F-4 registration statement with the Securities and Exchange Commission in connection with the share exchange, MINEBEA MITSUMI adopted IFRS, with a transition date of April 1, 2014. No MINEBEA MITSUMI consolidated financial statements under IFRS exist for the fiscal years ended March 31, 2014 and 2013. As a result, selected historical financial data for those two fiscal years have not been included in this annual report.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of MINEBEA MITSUMI, related notes and other financial information included herein. You should also read “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	As of and for the fiscal year ended March 31,
	2017	2016	2015
	(Millions of yen except per share data and number of shares)
Statements of profit or loss:
Revenue	633,991	612,034	502,110
Cost of sales	510,838	487,135	382,855
Selling, general and administrative expenses	74,690	70,064	61,174
Operating income	60,361	55,167	50,091
Profit before income taxes	60,478	51,194	50,902
Profit for the year	52,411	39,328	38,473

Per share data:
Basic earnings per share*[1]	136.40	104.48	103.60
Cash dividends per share*[2]	17.00	16.00	11.00
Diluted earnings per share*[3]	134.32	99.19	98.35

Statements of financial position:
Total current assets	395,123	244,853	261,578
Total assets	645,587	462,747	494,026
Total current liabilities	197,475	169,012	171,988
Total liabilities	316,239	227,440	263,621
Equity attributable to owners of MINEBEA MITSUMI	324,319	228,081	222,633
Common stock, no par value	68,259	68,259	68,259
Number of shares as adjusted to reflect changes in capital
Authorized	1,000,000,000	1,000,000,000	1,000,000,000
Issued	427,080,606	399,167,695	399,167,695
Treasury stock	3,758,595	24,775,093	25,281,915

*1	Basic earnings per share is calculated by dividing profit for the year attributable to owners of MINEBEA MITSUMI by the weighted-average number of shares of common stock outstanding during the year, excluding common stock purchased by MINEBEA MITSUMI and held as treasury shares.
*2	Cash dividend per share is based on dividends paid on MINEBEA MITSUMI common stock during the periods indicated.
*3	Diluted earnings per share is calculated using the weighted average number of shares outstanding during the year assuming the conversion of all dilutive potential shares of common stock.

Exchange Rates

The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for customs purposes by the Federal Reserve Bank of New York, expressed in Japanese yen per $1.00. On July 21, 2017, the exchange rate was ¥111.18 per $1.00.

	Average (of month-end rates)	Period-end	High	Low
Fiscal year ended March 31,
2013	83.26	94.16	94.16	77.92
2014	100.46	102.98	105.25	97.52
2015	110.78	119.96	119.96	101.28
2016	120.13	112.42	123.98	112.42
2017	108.31	111.41	116.78	101.21

Most recent six months:
January 2017	116.00	116.78	118.32	113.50
February 2017	114.87	112.72	117.68	112.72
March 2017	112.91	112.06	114.34	111.74
April 2017	110.09	111.44	111.52	108.40
May 2017	112.24	110.68	114.19	110.68
June 2017	110.91	112.40	112.42	102.16
July 2017	112.91	111.18	114.20	111.18
(through July 21, 2017)

3.B Capitalization and Indebtedness

Not applicable.

3.C Reasons for the Offer and Use of Proceeds

Not applicable.

3.D Risk Factors

This section contains forward-looking statements that are subject to the statements set forth under the caption “Forward-Looking Statements” in this annual report. In addition to the other information included in this annual report, including the matters addressed under the caption “Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this annual report.

Risks Related to Our Ongoing Integration

MINEBEA MITSUMI may fail to realize the anticipated benefits of the share exchange due to the challenges of integrating the operations of Minebea and MITSUMI.

The success of the share exchange that was consummated in January 2017 depends, in part, on MINEBEA MITSUMI’s ability to realize the anticipated growth opportunities and cost savings from combining the businesses of Minebea and MITSUMI. MINEBEA MITSUMI’s ability to realize these anticipated benefits depends in part on the extent to which MINEBEA MITSUMI can successfully implement and manage the business integration of Minebea and MITSUMI, including the following:

•	identifying areas and activities that present substantial potential synergies as a result of the share exchange, and allocating resources effectively to those and other promising areas and activities;

•	effectively integrating the organizations, business cultures, procedures and operations of Minebea and MITSUMI;

•	smoothly transitioning relevant operations and facilities to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.

If MINEBEA MITSUMI is not able to successfully manage the integration process, take advantage of the anticipated synergies and create an integrated business, the anticipated benefits of the share exchange and subsequent integration may not be realized fully, or at all, or may take longer to realize than expected.

Significant costs were incurred and continue to be incurred in the course of the integration of the business operations of the two companies.

MINEBEA MITSUMI incurred significant costs leading up to the consummation of the share exchange. These transaction-related expenses include financial advisory, consulting, legal and accounting fees and expenses, filing fees, printing expenses and other related charges. It continues to incur similar kinds of expenses as it seeks to integrate the business of Minebea and MITSUMI.

MINEBEA MITSUMI may also incur significant indirect costs while integrating and combining the businesses of Minebea and MITSUMI, including reallocating and integrating resources and operations. Moreover, MINEBEA MITSUMI may also incur significant opportunity costs in the form of substantial disruption to its business and distraction of its management and employees from day-to-day operations.

Uncertainties associated with MINEBEA MITSUMI may damage MINEBEA MITSUMI’s relationships with customers, suppliers and business partners of MINEBEA MITSUMI.

Customers, suppliers and business partners of MINEBEA MITSUMI may, in response to the steps taken to integrate the businesses of Minebea and MITSUMI, delay or defer decisions concerning their relationships with MINEBEA MITSUMI. The loss of such customers, suppliers and business partners may have a material adverse effect on MINEBEA MITSUMI’s business and results of operations.

A successful legal challenge to the validity of the share exchange following its completion may invalidate the shares of MINEBEA MITSUMI issued in the share exchange.

Until six months after the effective date of the share exchange, any of MINEBEA MITSUMI’s shareholders, directors, audit & supervisory board members or liquidators as of the effective date of the share exchange may bring a court action to nullify the share exchange. MINEBEA MITSUMI’s shareholders, directors, audit & supervisory board members, liquidators, bankruptcy trustees or creditors who did not approve the share exchange may also bring a court action to nullify the share exchange until six months after the effective date of the share exchange. A court may nullify the share exchange if it finds that a material procedural defect occurred in connection with the share exchange. If any court action challenging the validity of the share exchange is brought, the price or liquidity of MINEBEA MITSUMI’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, the share exchange would be nullified and the MINEBEA MITSUMI shares issued in the exchange would be invalidated.

Risks Relating to MINEBEA MITSUMI’s Business

Deterioration in demand in industries such as the office automation and information technology, personal computers and related products, automobile, aerospace, home appliances and healthcare industries may adversely affect MINEBEA MITSUMI.

MINEBEA MITSUMI conducts business not only in Japan but also around the world, and many of its customers are in the office automation and information technology, personal computers and related products, automobile, aerospace, home appliances or healthcare industries. Demand for MINEBEA MITSUMI’s products may be negatively impacted by deterioration in demand for products in such industries, which may occur for various reasons, including weakening in the Japanese or global economy. In particular, sales of products that are incorporated into the products of leading smartphone manufacturers constitute a significant portion of MINEBEA MITSUMI’s sales. To the extent such manufacturer experiences a decline in the demand of its products due to economic downturns or otherwise, MINEBEA MITSUMI’s business, results of operations, financial condition and cash flows could be adversely affected. More generally, the demand for high-value-added consumer products that use MINEBEA MITSUMI’s components may be adversely affected by macroeconomic factors worldwide; to the extent consumers and businesses postpone spending given slower income growth, financial market volatility and other factors, the demand for the components that MINEBEA MITSUMI manufactures for such products may similarly decline.

In addition, some of MINEBEA MITSUMI’s products are used in end products, such as smartphones, other personal handheld devices and amusement (game) equipment, that are subject to discretionary spending. The demand for such products is expected to be more volatile than the change in general consumption levels in the markets where MINEBEA MITSUMI conducts business.

MINEBEA MITSUMI’s business is subject to foreign currency exchange rate fluctuations.

MINEBEA MITSUMI manufactures and sells a substantial portion of its products in countries outside of Japan, exposing it to fluctuations in foreign currency exchange rates. For example, because a significant portion of its products is manufactured overseas, much of its expenses is denominated in currencies other than Japanese yen, in particular U.S. dollars, Thai baht and Chinese renminbi. Similarly, as the majority of its sales is outside of Japan, the majority of its revenues is denominated in a foreign currency, particularly U.S. dollars; recently, the proportion of revenues in U.S. dollars has been greater than the proportion of costs in U.S. dollars. As a result, the depreciation of the U.S. dollar against the Thai baht or Chinese renminbi will generally reduce MINEBEA MITSUMI’s sales and profits. In addition, as Japanese yen is the reporting currency for MINEBEA MITSUMI’s financial statements, the appreciation of the Japanese yen against foreign currencies will reduce such foreign-currency-denominated sales and profits in terms of Japanese yen. Furthermore, foreign exchange rate fluctuations may have a material effect on the Japanese yen-translated value of the assets, liabilities of consolidated foreign subsidiaries and associates whose functional currencies are not Japanese yen. MINEBEA MITSUMI may not be able to react swiftly to rapid and significant fluctuations in foreign currency exchange rates, especially in countries where MINEBEA MITSUMI manufactures its products. Consequently, foreign currency exchange rate fluctuations could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

MINEBEA MITSUMI enters into foreign currency exchange forwards to hedge its foreign currency exchange rate risk for manufacturing costs. However, MINEBEA MITSUMI may not cover the entire exposure to currency exchange rate volatility, and the coverage will vary over time. As a result, fluctuating currency exchange rates may adversely affect its financial results to the extent it has unhedged positions.

The research and development activities of MINEBEA MITSUMI or its customers may not result in the desired outcome.

MINEBEA MITSUMI needs to engage in continuous research and development activities, including those related to basic technologies, new products, product improvements and manufacturing processes, in order to provide new, high-quality products and to meet its customers’ needs effectively. In recent years, certain products, especially those related to digital equipment, have undergone rapid and significant technological innovation and changes in consumer preferences. This has led to the development of new technology, adoption of new processes, emergence of new products and rise of competitors, all of which has accelerated obsolescence and price reduction of products. As a result, MINEBEA MITSUMI’s success depends greatly upon its ability to identify customers’ needs and to continue to develop effectively and in a timely manner superior technologies, products and processes that meet them, so that customers continue to choose its products over others—for example, in the case of smartphones and tablets, MINEBEA MITSUMI’s LED backlights over organic light emitting diodes—or so that MINEBEA MITSUMI can produce new products that are attractive to its customers. MINEBEA MITSUMI’s research and development activities, however, may not result in the anticipated outcome despite requiring significant expenditures due to, for example, the inability to accurately anticipate the direction of the market and to conduct research and development in an effective or timely manner.

In addition, a portion of MINEBEA MITSUMI’s products are customized to meet specific customer performance requirements. Any future failure to design, manufacture and deliver customized products that meet customer performance requirements could damage MINEBEA MITSUMI’s relationship with such customers, harm its reputation and negatively affect its market share, as well as impede the business development of these new products and the expansion of the products’ markets.

Furthermore, a customer might fail to successfully develop, commercialize or sell products that incorporate in them MINEBEA MITSUMI’s products. The failure to do so would negatively impact the demand for the MINEBEA MITSUMI products that were to be used in such customer products. Where such failure relates to MINEBEA MITSUMI products that were customized for a customer, the customer’s failure to develop, commercialize or sell the products into which MINEBEA MITSUMI’s products are incorporated would make it difficult for MINEBEA MITSUMI to recoup the relevant development costs.

As a result, if MINEBEA MITSUMI or its customers are unsuccessful in its research and development activities or are unable to manufacture and deliver satisfactory customized products in a timely manner, MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows could be adversely affected.

MINEBEA MITSUMI is subject to intense competition.

MINEBEA MITSUMI faces intense competition in the global market for its products. Especially in markets where demand for inexpensive products is dominant, such as emerging markets, MINEBEA MITSUMI may not be able to maintain or expand its market share, nor be able to maintain or enhance its margins, due to the prevalence of inexpensive foreign products and intense price competition due to demands from customers for lower prices. Furthermore, many of MINEBEA MITSUMI’s competitors may have greater financial, research and development, manufacturing, sales, marketing and service capabilities. The failure by MINEBEA MITSUMI to compete effectively against its competitors could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

The increase in price of raw materials and parts, in transportation costs and in other costs relating to MINEBEA MITSUMI’s manufacturing activities could adversely affect MINEBEA MITSUMI’s business and results of operations.

Any increase in prices of raw materials and parts, as a result of rise in energy prices or otherwise, leads to increased cost of production. Increase in prices relating to securing a stable and cost-effective supply chain, including costs of transport, and in costs relating to manufacturing, such as labor, particularly in countries like

Thailand, the United States, the Philippines, China and Cambodia where MINEBEA MITSUMI’s production bases are located, also results in increased expenses. MINEBEA MITSUMI may not be able to pass on such increased expenses to its customers in the form of increases in the price of its products, which could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

A substantial portion of MINEBEA MITSUMI’s manufacturing activities is conducted outside Japan, exposing MINEBEA MITSUMI to the risks of international operations.

A substantial portion of MINEBEA MITSUMI’s manufacturing activities is conducted outside Japan, including Thailand, China, the Philippines and Cambodia. MINEBEA MITSUMI faces a variety of potential risks in international manufacturing activities such as economic downturns in foreign markets, political and social instability resulting from terrorism, outbreaks of disease, war and other similar events, insufficient protection or enforcement of intellectual property rights and other legal rights and unexpected and unfavorable changes in laws and regulations, including custom duties, trade restrictions and tax treatment, as well as difficulties in securing human resources and managing labor relations at its international locations. Such development and events in the countries where MINEBEA MITSUMI conducts its manufacturing could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

MINEBEA MITSUMI may make acquisitions and enter into business alliances that fail to achieve their intended benefits.

MINEBEA MITSUMI intends to actively undertake acquisitions and business alliances, which success constitutes a key factor in achieving its business strategy and growth. However, such acquisitions may not generate the operational and financial returns MINEBEA MITSUMI anticipates due to, for example, a failure to integrate the acquired businesses’ operations, products and personnel, to retain key personnel of the acquired businesses, to extend financial and management controls and compliance systems and procedures to acquired businesses or for the expected demand or new business opportunities to develop. Moreover, MINEBEA MITSUMI’s relationship with any alliance partners may not be maintained due to, for example, disagreement on strategy or inconsistent economic, business or legal interests or goals. In addition, due to the deterioration of the financial condition of an alliance partner or other reasons, MINEBEA MITSUMI may be required to financially support it, either contractually or in an attempt to preserve the benefits of the alliance. Any difficulties with integrating acquisitions or maintaining a business alliance may also cause disruptions to MINEBEA MITSUMI’s business, distract its management and employees from day-to-day operations or other potentially rewarding business opportunities.

When MINEBEA MITSUMI acquires a business, a substantial portion of the purchase price of the acquisition is generally allocated to goodwill and other identifiable intangible assets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the fair value of purchase price and any controlling interest over the net identifiable tangible assets acquired. MINEBEA MITSUMI’s management performs impairment assessments annually, and under current accounting standards, if MINEBEA MITSUMI determines that goodwill or intangible assets are impaired, it will be required to write down the value of such assets and recognize corresponding impairment charges. As MINEBEA MITSUMI implements its growth strategy through acquisitions, goodwill and intangible assets may comprise an increasingly larger percentage of its shareholders’ equity.

Failure to succeed in acquisitions or business alliances and any write-down related to such goodwill and intangible assets could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

Any defect in MINEBEA MITSUMI’s products could result in significant expenses, loss of public confidence or adverse regulatory action or legal claims.

MINEBEA MITSUMI’s products are used in a wide range of industries, especially for applications that require a high degree of precision, including in end products that affect human health and safety such as automobiles, aircraft and medical devices. Any defect in MINEBEA MITSUMI’s products or non-conformity of its products to customers’ specifications could result in a serious accident, the suspension of its customers’ manufacturing operations, or a product recall, which in turn could result in MINEBEA MITSUMI incurring significant expenses and damage to its reputation, or being subject to adverse regulatory action, significant legal claims or drawn into disputes with its customers. Any such event could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

MINEBEA MITSUMI is subject to various laws, regulations and standards and may face significant costs in connection with litigation and regulatory actions, particularly relating to antitrust matters.

MINEBEA MITSUMI is subject to various laws and regulations in connection with its business activities and is exposed to various legal and regulatory risks, including as a result of actual or interpretational changes in laws, regulations and accounting standards. As MINEBEA MITSUMI expands the range of its products and the geographical scope of its business, it is exposed to risks that are unique to particular industries, markets or jurisdictions, and its compliance risk management systems and programs may not be fully effective in preventing all violations of applicable laws, regulations and standards. In addition, even if MINEBEA MITSUMI were able to comply with changing laws, regulations and standards, such compliance may require substantial financial, administrative and human resources or significant adjustments to its business operations. Violations of laws, regulations and standards, actual or perceived, may also result in litigation, which may be costly to defend or distract management from operations of the business.

For example, MINEBEA MITSUMI may face significant costs relating to antitrust regulatory actions or related civil litigation. In connection with antitrust issues concerning sales of certain small-sized ball bearings, for example, MINEBEA MITSUMI has been or was recently subject to regulatory actions and legal proceedings in Korea, the U.S. and Canada, including fines in Korea and the United States. See “Item 4.B Business Overview—Legal Proceedings.”

Consequently, costs related to compliance with applicable law, regulations and standards, as well as costs relating to litigation and regulatory actions, could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial conditions and cash flows.

MINEBEA MITSUMI’s offices and major facilities, as well as its suppliers and customers, may be adversely affected by disasters.

MINEBEA MITSUMI’s employees or facilities, including its headquarters, plants, sales offices and research and development centers, may suffer from disasters, natural or otherwise, such as earthquakes, typhoons, tsunamis, heavy rains, floods, accidents at nuclear power plants and pandemics. Any such event, over which MINEBEA MITSUMI has little or no control, could cause a decrease in demand for its products, make it difficult or impossible for MINEBEA MITSUMI to manufacture and deliver products or for its suppliers to deliver raw materials and parts, require large expenditures to repair or replace its offices, facilities or equipment, or create delays and inefficiencies in its supply chain due to adverse impact on the supply of electricity and water as well as traffic and other infrastructure, among other reasons. Consequently, disasters could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

MINEBEA MITSUMI is subject to various environmental laws and regulations.

MINEBEA MITSUMI is subject to various environmental laws and regulations in Japan and the other countries where it operates its business that are related to greenhouse gas mitigation, air emissions, wastewater discharges, the handling, disposal and remediation of hazardous substances, wastes and certain chemicals used or generated in its manufacturing process, the health, safety and property preservations of employees and community residents, product recycling, the obligation to investigate and remediate soil and groundwater contamination, labeling or other notifications with respect to the content or other aspects of its processes, products or packaging, restrictions on the use of certain materials in or on design aspects of its products or product packaging and responsibility for disposal of products or product packaging. These laws and regulations may become more stringent or the scope may be broadened in the future due to various factors, including global climate change. With respect to greenhouse gas mitigation in particular, an international emissions trading regime may be created based on the result of the intergovernmental dialogue on global climate change. In addition, environmental laws and regulations can be applied to MINEBEA MITSUMI’s past operations as well as past operations of businesses acquired from other companies even if such operations occurred before acquisition by MINEBEA MITSUMI. Compliance with environmental laws and regulations may be costly or require significant commitment of resources, and any failure to comply with environmental laws and regulations, including as a result of discharge of harmful hazardous substances, could result in fines or remediation compensation, each of which could adversely affect MINEBEA MITSUMI’s business, results of operations, financial condition and cash flows.

Personal or proprietary information may be misappropriated.

In the normal course of business, MINEBEA MITSUMI possesses personal and other proprietary information on its customers and other third parties with whom MINEBEA MITSUMI does business. It also stores its own confidential information and personal information of its employees. MINEBEA MITSUMI may be required to incur significant costs to protect against the threat of security breaches relating to such personal and proprietary data, or address problems caused by such breaches. It may also become subject to claims, litigation or regulatory action if any of such information is misappropriated or compromised due to such events as human or technical error, hardware or software defects, computer viruses, unauthorized access or other illegal conduct. Failure to protect proprietary information could also lead to a loss of its competitive advantage and customer and market confidence in MINEBEA MITSUMI. Each of the above could adversely affect MINEBEA MITSUMI’s business, consolidated results of operations, financial condition and cash flows.

Declines in returns on MINEBEA MITSUMI’s pension or retirement plan assets or revised actuarial assumptions for retirement benefits for its employees may adversely affect its business, financial condition, results of operations and cash flows.

MINEBEA MITSUMI’s pension-related costs and benefit obligations relating to retirement plans for its group employees are calculated based on assumptions regarding projected returns on pension assets and various actuarial assumptions relating to the plans. If returns on plan assets decrease, if actual results differ from MINEBEA MITSUMI’s assumptions or if MINEBEA MITSUMI revises the discount rates and other assumptions due to changes in the stock markets, interest rate environment or otherwise, MINEBEA MITSUMI’s pension-related costs and projected benefit obligations could increase, which could adversely affect its business, financial condition, results of operations and cash flows.

Recent developments relating to the United Kingdom’s referendum vote in favor of leaving the European Union could adversely affect MINEBEA MITSUMI.

The United Kingdom held a referendum on June 23, 2016 in which a majority voted for the United Kingdom’s withdrawal from the European Union, or Brexit. As a result of this vote, a process of negotiation has begun to determine the terms of Brexit and of the United Kingdom’s relationship with the European Union going forward. The effects of the Brexit vote and the perceptions as to the impact of the withdrawal of the United Kingdom from the European Union may adversely affect business activity and economic and market conditions in the United Kingdom, the Eurozone, and globally and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the pound sterling and the euro. In addition, Brexit could lead to additional political, legal and economic instability in the European Union. Any of these effects of Brexit, and others MINEBEA MITSUMI cannot anticipate, could adversely affect the value of its assets in the United Kingdom, including pension assets of its subsidiary in the United Kingdom, as well as its business, financial condition, results of operations and cash flows.

Risks of Owning MINEBEA MITSUMI Shares

MINEBEA MITSUMI’s ability to pay dividends is restricted by statutory provisions.

Under the Companies Act of Japan, MINEBEA MITSUMI is not able to declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, MINEBEA MITSUMI is permitted to pay dividends only if it has certain surplus as calculated based on the aggregate of other capital surplus and other retained earnings on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Item 10.B Memorandum and Articles of Incorporation—Common Stock—Dividends—Restrictions on Dividends.”

In addition, MINEBEA MITSUMI’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by MINEBEA MITSUMI as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary held by MINEBEA MITSUMI are effectively subordinated to all existing and future liabilities and obligations of that subsidiary.

Japan’s unit share system imposes restrictions on the rights of holders of shares of MINEBEA MITSUMI common stock that do not constitute a unit.

Pursuant to the Companies Act of Japan and certain related legislation, the articles of incorporation of MINEBEA MITSUMI provide that 100 shares of MINEBEA MITSUMI common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act of Japan, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, MINEBEA MITSUMI’s articles of incorporation provide that a holder of less than one unit of MINEBEA MITSUMI shares may request that MINEBEA MITSUMI sell to such holder such amount of shares which will, when added together with the shares constituting less than one unit, constitute one unit of shares, as long as MINEBEA MITSUMI has treasury stock to sell upon such request.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act of Japan, govern the affairs of MINEBEA MITSUMI. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if MINEBEA MITSUMI were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell MINEBEA MITSUMI shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon MINEBEA MITSUMI’s directors, senior management or audit & supervisory board members, or to enforce against MINEBEA MITSUMI or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

MINEBEA MITSUMI is a joint-stock company incorporated under the laws of Japan. The substantial majority of MINEBEA MITSUMI’s directors, senior management and audit & supervisory board members reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, many of the assets of MINEBEA MITSUMI and these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against MINEBEA MITSUMI or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. MINEBEA MITSUMI believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

MINEBEA MITSUMI will likely terminate its registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

MINEBEA MITSUMI will likely decide to terminate its registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If MINEBEA MITSUMI terminates its registration, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about MINEBEA MITSUMI and its business, operations and financial performance. If MINEBEA MITSUMI terminates its registration under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If MINEBEA MITSUMI is unable to terminate its registration as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

Item 4. Information on the Company

4.A History and Development of the Company

MINEBEA MITSUMI is a joint-stock company incorporated under the laws of Japan in 1951. Its Tokyo Head Office, its principal place of business, is located at 3-9-6, Mita, Minato-ku, Tokyo 108-8330 Japan. The telephone number of the Tokyo Head Office is +81-3-6758-6711. MINEBEA MITSUMI’s agent for service of process in the United States is NMB (USA) Inc., located at 9730 Independence Avenue, Chatsworth, CA 91311, U.S.A.; its telephone number is (818) 709-1770.

MINEBEA MITSUMI’s shares of common stock are currently listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange.

MINEBEA MITSUMI was incorporated as a specialized manufacturer of miniature ball bearings as Nippon Miniature Bearing Co., Ltd. in July 1951. MINEBEA MITSUMI became listed on the Tokyo Stock Exchange in August 1961.

In November 1962, MINEBEA MITSUMI set up a representative office in the United States, its first representative office outside of Japan. In September 1968, it created its first overseas subsidiary, Nippon Miniature Bearing Corporation (the present NMB Technologies Corporation) in Los Angeles, California. In October 1981, it changed its company name to Minebea Co., Ltd.

On January 27, 2017, Minebea Co., Ltd. and MITSUMI ELECTRIC CO., LTD. consummated a statutory share exchange under the Companies Act of Japan, pursuant to which MITSUMI ELECTRIC CO., LTD. became a wholly owned subsidiary of Minebea Co., Ltd. In accordance with this integration, Minebea Co., Ltd. changed its company name to MINEBEA MITSUMI Inc.

See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures” for a description of MINEBEA MITSUMI’s principal capital expenditures between April 1, 2014 and March 31, 2017 and information concerning MINEBEA MITSUMI’s principal capital expenditures currently in progress.

4.B Business Overview

MINEBEA MITSUMI is a leading manufacturer of a wide variety of high-precision parts such as machined components, electronic devices and components as well as electrical and communication equipment parts, supplying to customers in the office automation and information technology, personal computers and related products, automobile, aerospace, home appliances, healthcare and other industries.

MINEBEA MITSUMI’s principal competitive advantages are its ultra-precision machining and mass-production technologies as well as technical capabilities for creating high-precision, high-quality electronic components. The use of these technologies in the production of ball bearings and other mainstay products is facilitated by MINEBEA MITSUMI’s vertically integrated manufacturing system.

MINEBEA MITSUMI’s business consists of the machined components segment, the electronic devices and components segment and the MITSUMI business segment. The following table sets forth the revenue for each segment for the periods indicated. The information in the table is derived from MINEBEA MITSUMI’s management reports, which have been prepared on the basis of Japanese GAAP. For reconciliation of total revenue below to total revenue under IFRS, see Note 6, Segment Information, to the consolidated financial statements included elsewhere in this annual report.

	Fiscal year ended March 31,
	2017		2016		2015
	Revenue from external customers***	Percentages of total revenue	Revenue from external customers***	Percentages of total revenue	Revenue from external customers***	Percentages of total revenue
	(Millions of yen except percentages)
Machined components	156,310	24.6%	163,811	26.8%	155,785	31.0%
Electronic devices and components	441,615	69.7	445,468	72.8	344,725	68.7
MITSUMI business*	40,343	6.4	—	—	—	—
Other**	659	0.1	536	0.1	166	0.0
IFRS adjustments	(4,936)	(0.8)	2,219	0.3	1,434	0.3

Total	633,991	100.0%	612,034	100.0%	502,110	100.0%

*	The MITSUMI business has been recognized as a new operating segment from January 27, 2017 due to MITSUMI becoming part of MINEBEA MITSUMI through the share exchange.
**	“Other” refers to business units not included in reportable segments. Their major products are machines produced in-house.
***	“Revenue from external customers” includes any transactions between Minebea and MITSUMI prior to the business integration.

The table below sets forth the major products in each segment:

Machined components segment	Electronic devices and components segment	MITSUMI business segment
Ball bearings	HDD spindle motors	Semiconductor devices
Spherical and rod-end bearings	Stepping motors	Optical devices
Roller bearings	Brushless DC motors	Mechanical parts
Bushings	Brush DC motors	High-frequency parts
Pivot assemblies	Fan motors	Power supply parts
Mechanical assemblies	Rotation angle sensors
Aerospace and automotive fasteners	LED backlights
Sensing devices
Defense-related special components

MINEBEA MITSUMI has subsidiaries in Japan, China, Thailand, Taiwan, the Philippines, Malaysia, Cambodia, South Korea, Singapore, Hong Kong, India and Mexico as well as several countries in Europe and the U.S. It currently has no associates accounted for under the equity method after disposing its interests in its two former associates in the fiscal year ended March 31, 2017.

Below is a table of MINEBEA MITSUMI’s consolidated revenue by geographical area for the fiscal years ended March 31, 2017, 2016 and 2015:

	Japan	China	Thailand	U.S.	Others	Total
	(in millions of yen)
Fiscal year ended March 31, 2017	92,991	207,989	29,421	175,210	128,380	633,991
Fiscal year ended March 31, 2016	81,261	184,074	58,241	157,248	131,210	612,034
Fiscal year ended March 31, 2015	107,358	164,641	70,735	42,528	116,848	502,110

Strategy

MINEBEA MITSUMI intends to review thoroughly its productiveness in order to enhance the profitability of its existing products further. In addition, it will strive to expand its business of EMS, or Electro Mechanics Solutions, which represents an integration of machined products technologies together with MITSUMI’s and Minebea’s electronic device technologies. Further, MINEBEA MITSUMI will endeavor to strengthen its “ability to respond to its customers’ needs” and “price responsiveness” by exerting comprehensive strengths beyond the areas of manufacturing, sales, technology and development. Finally, MINEBEA MITSUMI will aggressively strive to expand its earning capacity and corporate value though such means as mass production at overseas facilities and establishing a global R&D structure (while taking into consideration geopolitical risk), as well as through acquisitions and business alliances. Through these endeavors, MINEBEA MITSUMI will aim to achieve 1 trillion yen in sales and/or 100 billion yen in operating income (on a Japanese GAAP basis) by the fiscal year ending March 31, 2021.

In order to advance the above strategies in a concrete manner and in an effort to further improve its results of operations, MINEBEA MITSUMI intends to conduct the following:

•	Reformulate MINEBEA MITSUMI’s product portfolio through categorizing its products and businesses into “core,” “sub-core” and “non-core.”

(i)

“Core” businesses are, with respect to products that MINEBEA MITSUMI believes have absolute permanence as “staples” of industry, those where MINEBEA MITSUMI thinks it will be able to particularly exert its competitiveness and establish its superiority. MINEBEA MITSUMI positions these “core” businesses as the main pillar of its growth strategy going forward. Specifically, MINEBEA MITSUMI will focus on and leverage its extensive technologies, including ultra-precision machining technology, and management resources into its bearings, motors, sensors, connectors and switches, power supplies, wireless and communication devices and software, and analog semiconductors businesses, which MINEBEA MITSUMI collectively calls its “seven spears” core businesses.

(ii)	“Sub-core” businesses are those that may not have permanence but are nonetheless areas in which MINEBEA MITSUMI believes significant profits may be earned. Examples of these include smartphone, amusement (game) and HDD products. MINEBEA MITSUMI intends to strengthen its competitiveness through enhancing its productivity and advancing development of new components, while at the same time implementing prudent measures against future contraction of the market.

(iii)	“Non-core” business are those limited areas in which MINEBEA MITSUMI intends to allocate limited resources going forward, and with respect to which it may make significant choices going forward.

•	Accelerate development and business of highly value-added solutions that integrate MITSUMI’s products and technologies as “+IoT business” in addition to MINEBEA MITSUMI’s existing businesses. MINEBEA MITSUMI intends to develop and provide solutions, including those for smart cities, sensors for medical beds as well as haptic devices, by combining input devices, such as strain gauges, MEMS sensors, camera modules and antennas, conversion and control devices, such as inverter circuits, driver circuits, ICs for power supply, ICs for protecting batteries, switching power supplies and wireless telecommunications, and output devices, such as motors, actuators, haptic devices, LED backlights and bearings.

Business

Machined Components Segment

In the machined components segment, MINEBEA MITSUMI manufactures and sells bearings (including ball bearings, spherical and rod-end bearings, roller bearings and bushings), bearing-related products (including pivot assemblies and mechanical assemblies), and machined components (including fasteners). The machined components segment accounted for 24.6%, 26.8% and 31.0% of MINEBEA MITSUMI’s consolidated revenue for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

The primary products in this segment are described below.

Ball Bearings

Ball bearings are the main product line in the machined components segment. They comprise an outer ring, inner ring, balls, retainers, shields and snap rings. Essential to high-precision rotary components, ball bearings determine rotational accuracy, and are used in all mechanisms that rotate, including household electrical appliances, automobiles, office automation equipment and electric power tools.

MINEBEA MITSUMI manufactures more than 8,500 different types of miniature and small-sized ball bearings, most of which have external diameters of 22mm or less. MINEBEA MITSUMI manufactures specialized products such as integrated-shaft ball bearings, which have two raceways, or the circular grooves that contain the ball sets, on the shaft, thereby allowing for the integration on the inner ring and shaft of two ball bearings. This facilitates more precise rotation than is possible with two independent ball bearings, making integrated-shaft ball bearings particularly suited to applications such as cylinder units for video cameras.

The precision of a ball bearing is determined by several factors, including the raceway roundness of the inner and outer rings, the sphericity of the balls, other aspects of the quality of the balls and the quality of the raw materials used in each of the bearing’s parts. Because miniature ball bearings may affect the performance of machines on which they are installed even if a slight error exists, MINEBEA MITSUMI controls polishing at the minimum unit of 0.00001mm with regard to surface roughness. Improving precision on bearings demands uncompromising strictness on all counts. Building on expertise amassed over 50 years, MINEBEA MITSUMI has developed high-precision machining equipment, sophisticated maintenance technologies and efficient plant-line layouts, enabling it to produce all parts for its bearings in-house and to continue to aim for higher levels of precision.

Spherical and Rod-End Bearings

Spherical bearings are self-aligning bearings used extensively on driven parts in aerospace, automobiles, railways and industrial machines. MINEBEA MITSUMI’s spherical bearing offerings include teflon bearings that have a self-lubricating function and metal-to-metal bearings that perform well under static and high-load environments.

Used in aircraft components, such as wing flaps, engines and wing mounts and hatches, rod-end bearings are spherical bearings that function as joints. These bearings are also used extensively in helicopters, trains, automobiles, electric power plants, construction machineries, ships, entertainment equipment and aerospace-related products.

Roller Bearings

MINEBEA MITSUMI offers two types of roller bearings. One is self-aligning roller bearings with rollers held by retainers between inner races and outer races. These can take the form of single or double row bearings. The main characteristic of this product is the low starting torque when compared to ordinary spherical and rod-end bearings. The technology lends itself to critical aircraft applications such as flight control.

The other type is roller bearings that feature a roller housed between the inner and outer rings. These are used primarily in aircraft engines.

Bushings

Bushings are another type of bearing that does not use ball sets, but rather simply by their shape provide a bearing surface for rotary applications. Bushings are used in a variety of mechanical moving parts on both rotary and fixed-wing aircraft. For example, they are used in helicopters, primarily in the main rotor axes, and in landing gear for fixed-wing aircraft. MINEBEA MITSUMI’s bushings apply originally developed teflon liners to the inside of the bore and edge faces to allow for rotation without the need for lubricating agents.

Pivot Assemblies

Pivot assemblies, which combine ball bearings between shafts and sleeves, are support bearings that are fitted into the base of actuators to position HDD magnetic heads.

Mechanical Assemblies

MINEBEA MITSUMI offers a wide range of precision mechanical assemblies, or PMAs, that incorporate high-precision MINEBEA MITSUMI ball bearings. MINEBEA MITSUMI’s PMAs provide both high precision and high product quality by making effective use of super-precision machining technology and specialized knowledge in bearing assemblies accumulated through in-house ball bearing development and production. Mechanical assemblies products include:

•	Tape guides: Tape guides are components for tape drives mounted in large-capacity memory storage devices, such as servers. They use MINEBEA MITSUMI’s in-house high-precision bearings that incorporate its advanced technology and expert knowledge.

•	Pulleys: MINEBEA MITSUMI makes pulleys of a variety of types of materials and shapes through techniques such as press-fitting, bonding or resin molding them onto the outer race, or rim, of miniature ball bearings. These use high-precision in-house manufactured bearings designed for high quality and cost-competitiveness.

Aerospace and Automotive Fasteners

Fasteners are mechanical components used to fasten one object to another. MINEBEA MITSUMI’s fasteners are used mostly in the aerospace and automotive industries. Aerospace and automotive fastener products include:

•	Bolts: Bolts are the most typical examples of fasteners used for assembling engines and fuselage panels. They are manufactured from a variety of materials in order to meet application requirements. For example, for assemblies requiring high tensile strength and fatigue strength, high-tension (up to 260ksi) bolts are suitable; for applications involving high temperatures and corrosive conditions, nickel alloys and heat/corrosion-resistant steels are chosen; and if weight is critical, titanium alloys are employed.

•	Nuts: MINEBEA MITSUMI offers various self-locking nuts, such as 6-point nuts, 12-point nuts and floating nuts (one lug or two lug). They are made of various alloys, as well as heat-resistant and corrosion-resistant steels. To prevent galling, molybdenum disulfide lubricant is used, and silver plating is applied if the nuts are to be exposed to high temperatures.

•	Recess screws: Recess screws are bolts that have a dovetail groove at the base of the head recess. Recess screws play an important role in the high-torque fastening of fuselage exterior panels and other applications.

Electronic Devices and Components Segment

In the electronics devices and components segment, MINEBEA MITSUMI manufactures and sells rotary components (constituting mostly small-sized motors), electronic devices (such as LED backlights), and sensing devices (such as sensors for various purposes). The electronic devices and components segment accounted for 69.7%, 72.8% and 68.7% of MINEBEA MITSUMI’s consolidated revenue for the fiscal years ended March 31, 2017, 2016 and 2015, respectively.

The primary products in this segment are described below.

HDD Spindle Motors

HDD spindle motors are high-speed motors used to rotate HDDs. The precision of these motors determines the capacity and speed of HDDs, making these components critical to HDD performance. Accordingly, these motors need to offer superior performance in terms of rotational speed, so that processing time is reduced, and low non-repeatable run outs, so that the magnetic head deviates less frequently from the data tracks.

Stepping Motors

Stepping motors are motors that employ driver circuits and which are designed to rotate at fixed angles. They are used, for example, in the paper-feeding devices of printers, copy machines, facsimiles and similar equipment, as well as in speedometers and air conditioners of automobiles, home appliances and industrial equipment. PM stepping motors use a permanent magnet, or PM, as a rotor, while hybrid-type stepping motors combine a rotor with a PM and a gear-shaped magnetic core. MINEBEA MITSUMI also manufactures stepping motors which are very small in diameter that are used in lens barrels of digital cameras to stabilize images and drive auto-focus functionality, and in optical disc drives to actuate the pickup lens.

Brushless DC Motors

Brushless DC motors use driver circuits instead of brushes and commutators to switch direction. With no deterioration of brushes and commutators, brushless DC motors generate less noise and have a longer product life than brush DC motors, although the driver circuits make them more expensive than brush DC motors. MINEBEA MITSUMI’s brushless motors are used in such areas as office automation equipment (for example, the printing mechanisms of laser printers) as well as home appliances and car audio systems.

Brush DC Motors

Brush direct current, or DC, motors are an internally commutated electric motor designed to be run from a direct current power source. When powered, a magnetic field is generated around the armature, and DC commutators that “brushes,” or electrical contacts, press against make the current periodically reverse in direction, thus causing the motor to continue to rotate in the same direction. As no driver circuit is necessary to alternate the current direction, brush DC motors are relatively inexpensive, enabling them to be used in a wide variety of products.

Fan Motors

Fan motors are motors that rotate fans. These fans are used to cool the inside of PCs and other office automation equipment by directing heat outside. MINEBEA MITSUMI offers its fan motors together with cooling circuitry as part of a fan unit for data transmission and processing devices. These units, which MINEBEA MITSUMI calls “Heat Management System Modules,” represent an integration of MINEBEA MITSUMI’s thermal management expertise and capabilities in fan motor, power management and controller design.

Rotation Angle Sensors

Rotation angle sensors are sensors that detect motor rotations and rotation speeds and control the drive motor. They make detection of precise rotation angle and speeds possible even under poor conditions, and are thus used in electric vehicles and aircrafts.

LED Backlights

MINEBEA MITSUMI’s back-lighting devices for color liquid-crystal displays for smartphones and other personal handheld devices comprise white light-emitting diode chips and transparent plastic panel made from micron-size prisms, offering superior brightness and performance. The majority of MINEBEA MITSUMI’s LED backlights serve the high-end LED backlight market, the demand for which is mainly driven by demand for high-end smartphones and tablets. In order to address both the shift in global smartphone demand towards mid-range devices, as well as the increased use of OLED displays as an alternative to liquid-crystal displays using LED backlights in the smartphone and tablet industry, MINEBEA MITSUMI seeks to increase its market share in the mid-range device market by promoting high-performance components for mid-range smartphones, while maintaining its position in the high-end device market through the development of ultra-thin LED chips and optical sheets, with the aim of keeping a competitive edge over OLED technology.

SALIOT

“Smart Adjustable Light for the Internet of Things,” or SALIOT, is a next-generation “Internet of Things” lighting fixture that represents the integration of MINEBEA MITSUMI’s LED and other optical technology and its circuit, motor, and wireless communication technologies. By using motors to control the distance between the LED and the lens, SALIOT can adjust the light radiation area and distribution angle from 10 to 30 degrees. In addition, through the application of wireless technology in the development of MINEBEA MITSUMI’s original software, this product allows users to easily control the vertical and horizontal orientation of lighting, the light distribution angle, and brightness using a smartphone or tablet. The combination of multiple optical elements and prism patterns embedded in SALIOT’s lens achieves superior efficiency and ultra-short focus, which enables greater flexibility in controlling light. The main users of SALIOT are commercial complexes, car dealers and museums.

Sensing Devices

MINEBEA MITSUMI’s sensing device products include:

•	Strain gages: Strain gages consist of a very fine metallic foil etched in a grid pattern, which is bonded to a device and used to electronically measure the strain, or amount of deformation of the device when weight or pressure is applied.

•	Force sensors: Force sensors are sensors for mass production of various consumer goods that use strain gages.

•	Load cells: Load cells use strain gages to convert weight into electrical output.

•	Pressure sensors: Pressure sensors are sensors that measure pressure as electric signals using strain gages.

•	Torque transducers: Torque transducers are sensors for torque measurement that measure torsion in various driving parts such as engines and transmissions using strain gages.

•	Vector sensors: Vector sensors are sensors that detect translation power in three directions. Given their simple structure, they can be made smaller and thus are well suited for detecting such things as gripping force.

•	Tensile and compression testing machines: Tensile and compression testing machines are used to measure the amount of stretch and contraction of devices using strain gages.

•	Digital indicators: Digital indicators are devices that digitally display numerical measurements and are used in MINEBEA MITSUMI’s load cells, transducers and other sensing devices.

Defense-Related Special Components

MINEBEA MITSUMI’s products in this segment also include defense-related special components sold to the Japanese Ministry of Defense, Japanese Police Agency and Japanese defense-related components manufacturers.

MITSUMI Business Segment

The MITSUMI business has been recognized as a new reportable segment from January 27, 2017 due to MITSUMI becoming part of MINEBEA MITSUMI through the share exchange. In the MITSUMI business segment, MINEBEA MITSUMI manufactures and sells semiconductor devices, optical devices, mechanical parts, high-frequency parts and power supply parts. The MITSUMI business segment accounted for 6.4% of MINEBEA MITSUMI’s consolidated revenue for the fiscal year ended March 31, 2017.

Semiconductor Devices

MINEBEA MITSUMI manufactures and sells a variety of semiconductor products that are necessary for electronic products such as communications equipment, digital audiovisual equipment, office automation equipment and measuring equipment. Principal semiconductor device products include system reset semiconductors and battery-related semiconductors as well as lithium ion battery protection modules for handheld devices. MINEBEA MITSUMI focuses on battery-related semiconductors and analog semiconductors, areas in which MINEBEA MITSUMI believes it has an advantage over its competitors.

Optical Devices

MINEBEA MITSUMI’s principal optical device products include camera modules. It is striving to expand this business line into areas such as mobile phones, web cameras and in-vehicle equipment by employing its optical and mechatronic technologies. By continuing to develop its super-precision machining and assembly technology, MINEBEA MITSUMI hopes to expand the markets for its optical device products as well as develop new products in this field.

Mechanical Parts

In this business line, MINEBEA MITSUMI offers a variety of mechanical parts, ranging from key components such as microactuators, optical image stabilizers, connectors, switches, coils and motors to various assembled products. These are used in such areas as digital audiovisual equipment, entertainment devices and in-vehicle equipment, where MINEBEA MITSUMI believes there is solid growth in demand for such components. MINEBEA MITSUMI is continuing to develop its precision machining and assembly technology in its key component business, such as for microactuators, connectors and switches, so that it will be able to continue to introduce small, highly functional and cost-competitive products into the market.

High-Frequency Parts

MINEBEA MITSUMI’s high-frequency parts employ its high-frequency technologies, and include such products as antennas for GPSs and satellite broadcasts, wireless modules and digital network equipment. MINEBEA MITSUMI intends to expand its business in this field as it expects that demand for wireless module products in areas such as in-vehicle equipment and mobile devices, and for antennas for in-vehicle equipment, will expand.

Power Supply Parts

MINEBEA MITSUMI offers a wide variety of power supply parts, such as adaptors, chargers and internal power supplies, for use in such devices as digital audiovisual equipment, mobile devices and entertainment devices. Its internal power supply products include super-thin, high-efficiency power supplies for such markets as liquid crystal televisions and copiers, while its AC adaptor products include small, high-efficiency chargers for mobile devices and digital audiovisual equipment. Given the range of devices for which power supply products can be used, MINEBEA MITSUMI believes that demand for such products will expand over the long term. MINEBEA MITSUMI also intends to expand its business in this area by introducing new products such as power supplies for LED lighting.

Seasonality

MINEBEA MITSUMI generally experiences decreased revenue in the fourth quarter of its fiscal year, primarily due to seasonal demand related to the holiday season in the third quarter and the subsequent decline in demand in the fourth quarter due to, among other reasons, Lunar New Year.

Raw Materials

MINEBEA MITSUMI purchases a variety of raw materials and other materials for its businesses. MINEBEA MITSUMI’s principal raw materials include steel, resin, oil, magnet wire and magnet powder. MINEBEA MITSUMI has multiple supply sources for each of its major requirements, and it seeks to avoid being significantly dependent on any one or a few suppliers. The price of these raw materials and other materials fluctuates depending on market conditions.

Competition

MINEBEA MITSUMI is exposed to intense global competition with large manufacturers that produce similar products. In addition, MINEBEA MITSUMI faces competition from lower-priced products made by regional companies.

Sales and Marketing

MINEBEA MITSUMI generally sells its products directly to its customers through sales subsidiaries. As an exception, products with standard specifications that are sold at small quantities at a time, such as ball bearings, spherical and rod-end bearings and AC fan motors, are sold through distributors. In addition, MINEBEA MITSUMI sells its products to certain smaller customers through specified distributors.

Intellectual Property

MINEBEA MITSUMI’s success and competitive position depend on a number of patents, licenses and trade secrets relating to its manufacturing and sales processes and products. While it believes all of its intellectual properties are important, MINEBEA MITSUMI believes that neither the expiration nor termination of any specific intellectual property would have a significant impact on MINEBEA MITSUMI’s entire operation.

The following table sets forth information, as of March 31, 2017, with respect to MINEBEA MITSUMI’s significant license agreements through which MINEBEA MITSUMI utilizes third-party intellectual property.

Counterparty	Country	Contents	Period
International Business Machines Corporation	United States	Copyright regarding operability of pointing stick mounted in the computer keyboard	From August 19, 1994 to date of expiration of patent

The Boeing Company	United States	Production technology regarding multiple bomb suspension device MER-200 (P)	From June 19, 1995 to June 30, 2025

Papst-Motoren GmbH & Co. KG	Germany	Production technology regarding precision motor	From June 19, 1995 to date of expiration of patent

EDO Corporation	United States	Production technology regarding bomb rack unit BRU-47	From February 3, 1997 to November 30, 2022

Seagate Technology Inc.	United States	Production technology regarding fluid bearing and spindle motor for hard disk drive with fluid bearing, etc.	From February 29, 2000 to date of expiration of patent

Nidec Corporation	Japan	Cross license agreement for fluid dynamic bearing and spindle motor for hard disk drive	From December 18, 2004 to date of expiration of patent

Panasonic Corporation	Japan	Patent licensing regarding fluid bearing motor for hard disk drive	From April 1, 2012 to March 31, 2017 (with automatic renewal)

Counterparty	Country	Contents	Period
Panasonic Corporation	Japan	Patent licensing regarding fan motor and brushed DC motor	From February 1, 2013 to January 31, 2014 (with automatic renewal)

Panasonic Corporation	Japan	Patent licensing regarding polygon motor, power brushless motor and small brushless motor	From February 1, 2013 to date of expiration of patent

SAP Japan Co., Ltd.	Japan	Licensing of SAP software and support agreement	From September 29, 2014 to December 31, 2015 (with automatic renewal)

Accenture Japan, Ltd.	Japan	Outsourcing basic agreement regarding the basic items of SAP adoption project of the MINEBEA MITSUMI group	From January 19, 2015 to January 18, 2016 (with automatic renewal)

MINEBEA MITSUMI’s business relies in part on manufacturing technologies in its products and processes, and on its ability to obtain patents, licenses and other intellectual property rights over such technologies from third parties. While MINEBEA MITSUMI believes all of its intellectual properties are important, it believes that neither the expiration nor termination of any specific intellectual property would have a significant impact on its overall operations. Similarly, none of its industrial, commercial or financial contracts are material to MINEBEA MITSUMI’s business or profitability.

Regulation

MINEBEA MITSUMI’s business activities are subject to various governmental regulations in the jurisdictions in which it operates, including those relating to customs, import and export control, foreign exchange controls, competition or antitrust, intellectual property, protection of the environment, product safety and labor.

In Japan, MINEBEA MITSUMI is subject to environmental regulation under the Air Pollution Control Law, the Water Pollution Control Law, the Wastes Disposal and Public Cleaning Law, the Law for the Promotion of Effective Utilization of Resources, the Basic Law for Establishing a Recycling-based Society and other laws. MINEBEA MITSUMI is also subject to local regulations which in some cases impose requirements more stringent than the national requirements. However, MINEBEA MITSUMI currently does not believe that these regulations have a significant impact on its operations as it does not use large volumes of hazardous or toxic chemicals to manufacture its products or dispose of large amounts of waste into the environment.

MINEBEA MITSUMI’s overseas operations are also subject to environmental regulations. Its operations in the United States, for example, are subject to extensive federal and state environmental laws and regulations. Its operations in the European Union, or the EU, are also subject to EU and national environmental laws and regulations. Any electronic or electrical equipment sold in the EU is subject to the Restriction of Hazardous Substances Directive (RoHS) 2002/95/EC. This Directive indicates that any products entering the EU must comply with its limits on the content of certain hazardous substances.

In addition, as part of a concerted effort worldwide to reduce energy consumption, CO2 emissions and the impact of industrial operations on the environment, various regulatory authorities in many jurisdictions have introduced or are planning legislation to encourage the manufacture and use of higher efficiency motors. The United States and Canada are international leaders in terms of setting electric motor energy efficiency standards, as they introduced regulations for motors in the late 1990s, followed by China in 2002. The European Union passed minimum energy performance standards legislation for electric motors in 2009 as an implementing measure under the Eco-design Directive. Australia, South Korea, Brazil, Mexico, Taiwan and several other countries with large electricity consumption from electric motors have already adopted minimum energy performance standards.

Legal Proceedings

Competition Law

Certain consolidated subsidiaries of MINEBEA MITSUMI have been investigated by South Korean, U.S., and Singapore competition authorities for the alleged infringement of competition laws related to the trading of small-sized ball bearing products, among others. The Korea Fair Trade Commission, or the KFTC, issued an order for corrective action to MINEBEA MITSUMI and its South Korean subsidiary in November 2014 for violating the Monopoly Regulation and Fair Trade Act, a competition law, in connection with the trading of small-sized ball bearings in South Korea. MINEBEA MITSUMI was fined a total of 4,912 million won and recorded a charge of 527 million yen in other expenses. On September 11, 2015, the Seoul Central District Prosecutor’s Office brought charges against the two companies concerning the violation of the Korea Fair Trade Act in relation to the trading of small-sized ball bearings in Korea. On October 30, 2015, the Seoul Central District Court issued a judgment sentencing MINEBEA MITSUMI and its South Korean subsidiary to fines totaling 170 million won; MINEBEA MITSUMI recorded a charge of 18 million yen in other expenses, and was settled in the year ended March 31, 2016.

MINEBEA MITSUMI reached an agreement in February 2015 with the U.S. Department of Justice and pleaded guilty to violating U.S. antitrust laws concerning the sale of certain small-sized ball bearing products. MINEBEA MITSUMI paid a fine totaling 13.5 million dollars, and as a result, recorded a charge totaling 1,610 million yen in other expenses, and was settled in the year ended March 31, 2016.

On May 4, 2016, MINEBEA MITSUMI received a notice, dated May 4, 2016, from the Singapore authorities stating that it will be closing its investigation without making any decision as to whether there was a violation of competition law. No fines were imposed against MINEBEA MITSUMI by the Singaporean authorities.

A class action suit in relation to the investigations of these cases has been brought in Canada against MINEBEA MITSUMI. Depending on the outcome of this lawsuit, MINEBEA MITSUMI may incur losses. However, MINEBEA MITSUMI can neither measure the amount of said losses with sufficient reliability at this time nor determine whether they will affect MINEBEA MITSUMI’s operating results or financial position.

Thailand Tax Law

NMB-Minebea Thai Ltd., a subsidiary located in Thailand, had been in a dispute with the Revenue Department of the Kingdom of Thailand in relation to a revised assessment of income tax liability in August 2008. NMB-Minebea Thai Ltd. won the case at the Central Tax Court of the Kingdom of Thailand on October 13, 2010. Subsequent to the ruling of the Central Tax Court in 2010, the Revenue Department had appealed to the Supreme Court of the Kingdom of Thailand on December 9, 2010. On May 16, 2016, the Supreme Court made its judgment on the dispute in favor of the Revenue Department, which resulted in dismissal of the claim made by the subsidiary. Accordingly, as at April 1, 2014, the date of transition to IFRS, MINEBEA MITSUMI recognized 1,272 million yen of income taxes payable and 796 million yen of other current liabilities. Subsequently, the entire taxes payable amount was settled in the fiscal year ended March 31, 2017. As a result of an exemption on a surcharge representing interest on the required amount of liability, 789 million yen was recognized as finance income in the fiscal year ended March 31, 2017.

Disclosure of Iranian Activities under Section 13(r) of the Securities Exchange Act of 1934

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended. Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction. Pursuant to Section 13(r), MINEBEA MITSUMI is disclosing the following information.

During the fiscal year ended March 31, 2017, Minebea Intec GmbH and Minebea Intec Bovenden GmbH & Co. KG, both majority-owned subsidiaries of MINEBEA MITSUMI, sold measurement equipment, such as weighing cells, to both two joint venture companies involving the Iranian Ministry of Petroleum and/or the National Petrochemical Company of Iran, as well as four other Iranian petrochemical companies, in each case in the ordinary course of business. The revenue from the transactions with the two joint venture companies for the fiscal year were 1,000 Euro and 24,000 Euro, respectively. The revenue from the transactions with the four other Iranian petrochemical companies for the fiscal year were 62,000 Euro, 6,000 Euro, 4,000 Euro and 3,000 Euro, respectively. Altogether, these transactions contributed an insignificant amount in net profits to MINEBEA MITSUMI.

MINEBEA MITSUMI believes that the above transactions do not subject it or its affiliates to U.S. sanctions. Minebea Intec GmbH and Minebea Intec Bovenden GmbH & Co. KG do not currently intend to cease selling the products described above to the above entities.

4.C Organizational Structure

The following table presents MINEBEA MITSUMI’s major consolidated subsidiaries as of March 31, 2017:

Name	Country of residence	Main business	Voting rights owned directly or indirectly by MINEBEA MITSUMI (%)
MITSUMI ELECTRIC CO., LTD.*	Japan	Manufacturing and sale of electrical machinery, products for electronics industry applications, measurement and optical equipment, medical and hygienic equipment, metals industry products and materials, and ceramic products	100.0
NMB Sales Co., Ltd.	Japan	Sale of machined components and electronic devices and components	100.0
DAIICHI PRECISION MOLD CO., LTD.	Japan	Manufacture and sale of molds and related products	100.0
NMB-Minebea Thai Ltd.*	Thailand	Manufacture and sale of machined components and electronic devices and components	100.0
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	China	Manufacture and sale of bearings and fan motors, etc.	100.0
MINEBEA (HONG KONG) LIMITED	China	Sale of bearings and electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (ZHUHAI) CO., LTD.	China	Manufacture of electronic devices and components	100.0
MINEBEA ELECTRONIC DEVICES (SUZHOU) LTD.	China	Manufacture of electronic devices and components	100.0
ZHUHAI MITSUMI ELECTRIC CO., LTD.	China	Manufacturing of mechanical parts, high-frequency parts and power supply parts	100.0
TIANJIN MITSUMI ELECTRIC CO., LTD.	China	Manufacturing of mechanical parts, high-frequency parts and power supply parts	100.0
QINGDAO MITSUMI ELECTRONICS CO., LTD.	China	Manufacturing of mechanical parts	100.0
MITSUMI CO., LTD.	China	Sale of MITSUMI products	100.0
NMB SINGAPORE LIMITED	Singapore	Manufacture and sale of bearings and electronic devices and components	100.0
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.	Malaysia	Manufacture and sale of electronic devices and components	100.0
CEBU MITSUMI, INC.	Philippines	Manufacturing of semiconductor devices, optical devices and mechanical parts	100.0
MINEBEA (CAMBODIA) Co., Ltd.	Cambodia	Manufacture of electronic devices and components	100.0

Name	Country of residence	Main business	Voting rights owned directly or indirectly by MINEBEA MITSUMI (%)
NMB KOREA CO., LTD.	South Korea	Sale of bearings and electronic devices and components	100.0
MOATECH CO., LTD.	South Korea	Manufacture and sale of electronic devices and components	79.2
New Hampshire Ball Bearings, Inc.	United States	Manufacture and sale of bearings	100.0
NMB Technologies Corporation	United States	Sale of bearings and electronic devices and components	100.0
MITSUMI ELECTRONICS CORPORATION	United States	Sale of MITSUMI products	100.0
NMB-MINEBEA UK LTD.	United Kingdom	Manufacture and sale of rod-end bearings	100.0
Precision Motors Deutsche Minebea GmbH	Germany	Development, manufacture and sale of HDD spindle motors	100.0
NMB-Minebea-GmbH	Germany	Sale of bearings and electronic devices and components	100.0
myonic GmbH	Germany	Manufacture and sale of bearings and components	100.0
Minebea Intec GmbH	Germany	Manufacture and sale of electronic devices and components	51.0
Minebea Intec Bovenden & Co. KG	Germany	Manufacture and sale of electronic devices and components	51.0
Minebea Intec Aachen GmbH & Co. KG	Germany	Manufacture and sale of electronic devices and components	51.0
MITSUMI ELECTRONICS EUROPE GmbH	Germany	Sales of MITSUMI products	100.0
NMB ITALIA S.R.L.	Italy	Sale of bearings and electronic devices and components	100.0
NMB Minebea SARL	France	Sale of bearings and electronic devices and components	100.0

*	Significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of March 31, 2017.

4.D Property, Plant and Equipment

As of March 31, 2017, MINEBEA MITSUMI’s business operations were conducted through more than ten principal manufacturing facilities in Japan and in other countries. Of these, six are facilities for manufacturing bearings, all of which conduct vertically integrated production, which encompasses all processes, from machining to final assembly and testing. These plants also utilize mass-production technologies and production lines developed at MINEBEA MITSUMI’s parent plants in Japan.

The following table sets forth information with respect to MINEBEA MITSUMI’s principal property, plant and equipment as of March 31, 2017:

Location	Principal function	Land space (Thousands of square meters)
Japan
Minato-ku, Tokyo	Head office	2
Miyota-machi, Kitasaku-gun, Nagano	Production facility for bearings and precision small motors	133
Fujisawa, Kanagawa	Production facility for fasteners and sensing devices	74
Fukuroi, Shizuoka	R&D and design facility for electronic devices and components as well as precision small motors	154
Annaka, Gunma	Production facility for bearings and specialized components	58
Tama, Tokyo	Production facility for semiconductor device, optical device and mechanical parts	231

Outside Japan
Thailand	Production facilities for bearings, pivot assemblies and small motors	1,668
China	Production facilities for bearings and fan motors	495
Cambodia	Production facility for information motors and LED backlights	200
U.S.A.	Production facilities for bearings	278
Philippines	Production facilities for semiconductor devices, optical devices and mechanical parts	278
Singapore	Production facilities for bearings	87

In terms of future plans for investment, in order to respond to the increasing demand from customers in the aircraft industry, MINEBEA MITSUMI plans to invest more than 10 billion yen through 2020 in plants in Fujisawa, Japan and Lop Buri, Thailand to expand production capacity for its aircraft parts business.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Overview

MINEBEA MITSUMI is a leading manufacturer of a wide variety of high-precision parts. Its business primarily consists of:

•	the machined components segment, which accounted for 24.6%, 26.8% and 31.0% of revenue for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. The major products of this segment are ball bearings, spherical and rod-end bearings, roller bearings, bushings, pivot assemblies, mechanical assemblies, as well as aerospace and automotive fasteners;

•	the electronic devices and components segment, which accounted for 69.7%, 72.8% and 68.7% of revenue for the fiscal years ended March 31, 2017, 2016 and 2015, respectively. The major products of this segment are brush DC motors, brushless DC motors, stepping motors, fan motors, HDD spindle motors, precision motors, LED backlights, sensing devices and defense-related special components; and

•	the MITSUMI segment, which accounted for 6.4% of revenue for the fiscal year ended March 31, 2017. The MITSUMI business has been recognized as a new operating segment from January 27, 2017 due to MITSUMI becoming part of MINEBEA MITSUMI through the share exchange. As MITSUMI was consolidated with MINEBEA MITSUMI from such date forward, only a portion of MITSUMI’s results of operations for the fiscal year ended March 31, 2017 is reflected in MINEBEA MITSUMI’s results for that fiscal year, and MITSUMI’s results of operations for the fiscal years ended March 31, 2016 and 2015 are not included in any part of MINEBEA MITSUMI’s results for such fiscal years.

See “—Results of Operations—Segment Information” for further information concerning these three segments, including their contribution to consolidated total operating income.

MINEBEA MITSUMI has subsidiaries and associates in Japan, the U.S. as well as several countries in Asia and Europe. In particular, a substantial majority of MINEBEA MITSUMI’s production takes place in Asia ex-Japan; Thailand is MINEBEA MITSUMI’s largest manufacturing base, with China second.

MINEBEA MITSUMI’s customers are primarily in the office automation and information technology, personal computers and related products, automobile, aerospace, home appliances and healthcare industries. Many of them are expanding their production bases beyond Japan, Europe, and the Americas. This expansion has been directed particularly toward China and other parts of Asia, which explains why sales in China (including Hong Kong), accounting for 32.8%, 30.1% and 32.8% of revenue for the fiscal years ended March 31, 2017, 2016 and 2015, respectively, were the highest. MINEBEA MITSUMI’s second-largest geographic market for the fiscal years ended March 31, 2017 and 2016 was the U.S., which accounted for 27.6% and 25.7% of revenue respectively, and for the fiscal year ended March 31, 2015 was Japan, which accounted for 21.4% of revenue during that fiscal year. The remainder of sales came from Thailand, Europe and elsewhere.

With respect to the fiscal year ended March 31, 2017, although the Japanese economy showed a gradual recovery in consumer spending backed by an improvement in employment and income conditions and increasing signs of a recovery in corporate production and exports, there was a growing sense of uncertainty about the future in the second half of the fiscal year due to concerns about the direction of policies taken by the new U.S. administration. The U.S. economy continued to grow moderately amid a recovery in domestic and foreign demand and heightened expectations concerning fiscal spending and tax cuts put forward by the new administration. The European economy remained robust across the board centered on internal demand, although Brexit has cast a shadow of uncertainty. Meanwhile, there is a lingering sense of uncertainty in Asia despite the expectation that the Chinese economy will recover from its slowdown with the support of public investments.

With respect to the fiscal year ending March 31, 2018, MINEBEA MITSUMI believes the Japanese economy is showing a moderate turnaround due to such factors as steady domestic and overseas demand as well as improvements in corporate profits, but concerns over foreign exchange rates remain due to heightening global geopolitical risk. MINEBEA MITSUMI expects the U.S. economy to remain firm with the employment and income environment steadily improving, although there is growing concern about the new administration’s ability to implement policy. MINEBEA MITSUMI expects solid economic growth driven by internal demand to continue in the European economy, but Brexit negotiations, elections in France and Germany, and subsequent political developments are cause for substantial uncertainty. Finally, MINEBEA MITSUMI expects the Chinese economy to remain firm due to factors such as the expansion of infrastructure investment, although there are concerns about trade negotiations with the U.S.

Under these circumstances, MINEBEA MITSUMI has been concentrating on cutting costs, creating high-value-added products, developing new technologies, and enhancing its marketing approach to improve profitability even further.

Notwithstanding the impact of a stronger yen, revenue for the fiscal year ended March 31, 2017 increased by 3.6% to 634.0 billion yen compared to the previous fiscal year, due to MITSUMI being newly consolidated into MINEBEA MITSUMI starting January 27, 2017. Operating income increased by 9.4% to 60.4 billion yen compared to the previous fiscal year, due mainly to a gain on bargain purchase of 18.8 billion yen arising from the MITSUMI acquisition. As the acquisition was contemplated through a share exchange, the bargain purchase gain arose primarily as a result of the future business prospects of MITSUMI.

In terms of the outlook for MINEBEA MITSUMI’s results for the fiscal year ending March 31, 2018, MINEBEA MITSUMI expects that revenue and operating income will increase compared to the prior fiscal year. While revenues for its LED backlight products are expected to decline due to competition from organic LED products, MINEBEA MITSUMI expects that increased sales in various products, such as ball bearings and motors, as well as the effects of consolidating the MITSUMI business for a full year for the first time, will lead to increased revenue and operating income.

5.A Operating Results

Factors Affecting MINEBEA MITSUMI’s Financial Results

MINEBEA MITSUMI’s financial condition and results of operations have been and will continue to be materially affected by a number of factors and developments, some of which are outside of its control, including the following:

•	Revenue

•	Sales Prices

•	Technology and Innovation

•	Component Costs

•	Competition

•	Sales Volume

•	Demand

•	Products and Technologies Innovation

•	Business Combinations and Alliances

•	General Economic Conditions

•	Costs and Expenses

•	Research and Development Expenses

•	Costs of Raw Materials and Components

•	Business Combinations and Alliances

•	Exchange Rate Fluctuations

The following is a description of the key factors that affect MINEBEA MITSUMI’s results of operations.

Revenue

Substantially all of MINEBEA MITSUMI’s revenue consists of product sales. MINEBEA MITSUMI’s revenue from product sales is a function of the sales prices of its products and the volume of products sold. The principal factors affecting MINEBEA MITSUMI’s sales prices and sales volumes are described in turn below.

Sales Prices. When negotiating the sales prices of its products with its customers, MINEBEA MITSUMI considers, among other factors, the impact of technology and innovation, component costs and competition on both consumer demand and operating margins.

•	Technology and Innovation. MINEBEA MITSUMI operates in an industry characterized by rapid technological advances that have resulted in the continuous introduction of innovative products with competitive price, quality and performance characteristics. In particular, MINEBEA MITSUMI generally operates in the higher ends of the industries in which it competes. In such industry segments, prices are driven by technology and innovation as well as, in the case of its electronic devices and components segment and the MITSUMI business segment, affected by the rapid development of new functions for electronic devices. MINEBEA MITSUMI strives to lead on technology by continuing to improve its products and expanding into new markets such as cloud computing, the “Internet of Things,” electric vehicles and healthcare. MINEBEA MITSUMI’s success with such efforts, particularly to the extent it permits it to keep pace with technological advances and innovation, as well as the demands of its customers, generally will have a positive impact on the prices customers are willing to pay for MINEBEA MITSUMI’s products.

•	Component Costs. The costs of the components that MINEBEA MITSUMI uses in its products influence the prices MINEBEA MITSUMI charges for its products. In particular, the use of high-end components in MINEBEA MITSUMI’s manufacturing processes can have a significant impact in driving sales prices upwards. For example, MINEBEA MITSUMI’s ultra-thin LED backlights for smartphones required MINEBEA MITSUMI to purchase more high-end components from third parties than previous models, which led to increased sales prices for the LED backlights.

•	Competition. Competition is another factor impacting the prices MINEBEA MITSUMI charges for its products. Competition in the industry is primarily based on price, technology, quality and delivery. As MINEBEA MITSUMI generally operates in high-end product markets, its prices reflect high-end quality. MINEBEA MITSUMI is exposed, however, to intense global competition with large manufacturers that produce similar products. In addition, MINEBEA MITSUMI faces competition from lower-priced products made by regional companies, affecting its ability to compete and strain prices and margins.

Sales Volume. MINEBEA MITSUMI’s sales volumes depend on a number of factors, including overall demand for the types of products MINEBEA MITSUMI sells, product and technological innovation, as well as business combinations and alliances.

•	Demand. MINEBEA MITSUMI’s sales are affected by the changes in the demand for the types of products it sells, in particular the following:

•	Miniature ball bearings. The growing demand for high-end miniature ball bearings has fueled MINEBEA MITSUMI’s revenue and profits in recent years. The demand for high-end miniature ball bearings derives from their use in various industries including automotive, household electrical appliances and information and telecommunication industries. Such demand is expected to remain strong over the coming years due to increased sales of smaller, sophisticated and more energy-efficient products and components across many industries.

•	Motors. Electric motors are sought-after components used in various products. In particular, demand for motors used in automobiles, such as PM stepping motors, fan motors and brushless DC motors, is expected to grow over the coming years as more and more motors are utilized in modern automobiles. Due to the strong demand for MINEBEA MITSUMI’s motors in the European market, a new factory in Slovakia is under construction. This factory is expected to start operation in early 2018.

•	LED backlights. The majority of MINEBEA MITSUMI’s LED backlights is part of the high-end LED backlight market, the demand for which is mainly driven by demand for high-end smartphones and tablets. The outlook of future demand for high-end LED backlights is uncertain due to an increased use of OLED displays, an alternative to LCDs which require LED backlights, in the smartphone and tablet industry. Based on current trends, MINEBEA MITSUMI expects sales of LED backlights used in high-end smartphones and tablets to decline. To address this expected decline, MINEBEA MITSUMI is developing narrow bezel LED displays to compete with OLED technology, and planning to shift the LED backlight business from smartphones and tablets to automobile displays, for which a growing demand for MINEBEA MITSUMI’s LED backlights exists.

•	System parts. Microactuators, connectors and switches are in steady demand due to their versatility and the increased digitalization of products they could be used for. Recent technical advancements have created increased demand for high-precision and waterproof connectors and switches used in automobiles, as well as USB-Type C and digital AV adapters for entertainment devices. MINEBEA MITSUMI intends to utilize its ultra-precision and mass-production technologies to focus on these difficult-to-manufacture components. As electrification in automobiles increases and more advanced safety systems are used in vehicles, MINEBEA MITSUMI expects demand to continue to increase over the near future.

•	Products and Technologies Innovation. MINEBEA MITSUMI’s ability to generate further growth will depend on its ability to innovate and keep pace with new product launches by its customers and advances in technologies. In the machined components segment, MINEBEA MITSUMI has been cultivating a wide range of applications for miniature bearings in various industries in order to capture further market share. In the electronic devices and components segment, MINEBEA MITSUMI had developed ultra-thin LED backlights needed to produce high-definition, lightweight smartphones with large battery capacity, and is planning to shift its focus for such products to use in automobile displays. The MITSUMI business has been continuing to develop its staple products such as semiconductors, microactuators and switches, and is exploring new fields such as haptic technologies. MINEBEA MITSUMI has made significant investments to boost its production capacities in Thailand, Cambodia and China to sharpen its competitive edge. Over the medium to long term, MINEBEA MITSUMI expects to see a surge in the “Internet of Things,” characterized by electronic devices that can monitor, collect and exchange data over a communication network. In light of this, MINEBEA MITSUMI has been developing various sensors and lighting technologies for smart cities and buildings, including the launch of SALIOT (Smart Adjustable Light for Internet of Things), the first LED lighting equipment capable of automatically adjusting light distribution angles.

•

Business Combinations and Alliances. MINEBEA MITSUMI expects to expand its market share in current markets as well as to enter into new markets through business combinations and alliances. Through the recent business combination with MITSUMI effective January 27, 2017,

MINEBEA MITSUMI strengthened its capability as an electro-mechanic solutions company, integrating control technology with machine and electronic technology. MINEBEA MITSUMI broadened its business portfolio with MITSUMI’s input, conversion and control product lines such as switches, sensors and connectors. MINEBEA MITSUMI expects its sales volumes to grow due to its incorporating these products into MINEBEA MITSUMI’s sales channels and combining them with its established product portfolio, which includes output devices such as motors and actuators.

Prior to the MITSUMI business combination, MINEBEA MITSUMI expanded its product lines through the acquisition of high-end bearing manufacturers such as the ceramic bearing specialist CEROBEAR in 2013, which gave access to the commercial aircraft market, and the acquisition of sensing device producer Sartorius Mechatronics T&H (Sartorius) in February 2015. MINEBEA MITSUMI has also entered into business alliances with JAPAN 3D DEVICES in July 2014 and Paradox Engineering in July 2015 to launch new lighting devices with advanced technology.

•	General Economic Conditions. MINEBEA MITSUMI’s sales volume is impacted significantly by global and regional economic conditions and their impact on consumer spending behavior. In particular, the demand for high-value-added consumer products, which use MINEBEA MITSUMI’s components, is affected by macroeconomic factors surrounding the global economy. For example, to the extent that consumers and businesses postpone spending in times of slower growth in income, financial market volatility and other factors, the demand for the components that MINEBEA MITSUMI manufactures for high-value-added consumer products may similarly decline.

Costs and Expenses

MINEBEA MITSUMI’s costs and expenses are influenced by various factors, in particular the following:

Research and Development Expenses. In order to innovate and keep pace with competitors’ technological advancement, MINEBEA MITSUMI must continuously invest in R&D. In the fiscal years ended March 31, 2017 and March 31, 2016, research and development expenses represented 2.1% and 1.7% of MINEBEA MITSUMI’s operating expenses, respectively. MINEBEA MITSUMI expects to be able to benefit from long-term synergies through the recent business combination with MITSUMI by sharing and streamlining Minebea’s and MITSUMI’s combined research and development capabilities, as well as through having obtained access to MITSUMI’s technology portfolio. See “Item 5.C—Research and Development” for further details.

Costs of Raw Materials and Components. MINEBEA MITSUMI purchases a variety of materials and components from external suppliers, such as LED chips and prism sheets featured in the LED backlight product line. The prices of these direct materials, which are also influenced by price fluctuations in such markets as energy and copper, have a direct impact on MINEBEA MITSUMI’s cost of production.

Business Combinations and Alliances. MINEBEA MITSUMI expects to leverage synergies from business combinations, including the recent share exchange with MITSUMI. Although MITSUMI recorded net losses in the fiscal years ended March 31, 2017 and March 31, 2016, MINEBEA MITSUMI expects to achieve a lower fixed cost structure at the MITSUMI business through applying MINEBEA MITSUMI’s expertise in manufacturing to MITSUMI’s production facilities and by pursuing productivity improvements, as well as to benefit from lower procurement costs for materials and parts in the combined business overall through joint large-scale purchases. While business combination activities generate significant integration costs, which affect earnings in the short term, MINEBEA MITSUMI expects they will increase operating performance through the combination and improvement of technologies and production capacities over the long term.

Exchange Rate Fluctuations

Financial results are impacted by fluctuations of foreign exchanges rates. MINEBEA MITSUMI operates in several currencies globally, including the U.S. dollar, Thai baht, Japanese yen and the Chinese renminbi, as the majority of its sales and production are spread worldwide, particularly in countries across Asia, Europe and the Americas. In order to alleviate its exposure to currency-related transaction risks, MINEBEA MITSUMI has entered into forward foreign-exchange contracts and other derivatives transactions. In addition, MINEBEA MITSUMI is exposed to translation risk as it operates through multiple legal entities in different parts of the world. Each legal entity reports its financial information in its functional currency, which in most cases is the local currency. This results in translation differences upon consolidation. The currency translation impact on MINEBEA MITSUMI’s results of operations was generally unfavorable in the fiscal year ended March 31, 2017, primarily due to the appreciation of the Japanese yen against the U.S. dollar continuing until the start of the third quarter of the fiscal year ended March 31, 2017. The yen depreciated against the U.S. dollar in the third quarter, and then gradually appreciated again in the fourth quarter of that fiscal year. If the yen-dollar exchange rate remains at a higher level than it was in the fiscal year ended March 31, 2017, it will have a dampening effect on MINEBEA MITSUMI’s revenue and profits in the fiscal year ending March 31, 2018 as compared to the fiscal year ended March 31, 2017.

Critical Accounting Estimates and Judgments

MINEBEA MITSUMI’s financial condition and results of operations are affected by the accounting policies, assumptions, estimates and judgments that management is required to make in the course of the preparation of the consolidated financial statements under IFRS. All estimates and assumptions are best estimates undertaken in accordance with the applicable IFRS, though actual results may differ from these estimations and assumptions.

Estimates and judgments are periodically reviewed and evaluated based on historical results and other factors, including expectations of future events that are believed to be reasonable. Such accounting estimates and judgments could change from period to period and have a material impact on MINEBEA MITSUMI’s reported financial positions and results of operations. Revisions to estimates are recognized prospectively.

MINEBEA MITSUMI has identified the following significant accounting policies that involve critical accounting estimates and judgments.

Recognition of Deferred Tax Assets arising from Business Combinations

Upon acquisition of MITSUMI, deferred tax assets of MITSUMI that did not meet the recognition criteria based on a stand-alone entity may meet the criteria for recognition from the perspective of MINEBEA MITSUMI as at January 27, 2017, the date of the business combination.

In December 2016, MINEBEA MITSUMI filed an application with the National Tax Agency of Japan to form a consolidated tax-return group from the fiscal year beginning on April 1, 2017. This will permit MINEBEA MITSUMI to file a single tax return on behalf of MINEBEA MITSUMI Inc., and all of its wholly owned entities in Japan, including MITSUMI. When this tax arrangement is in place, current tax losses from any member of the consolidated tax-return group can be offset against taxable income of other members within the group. Only Japanese national income tax is included in the scope of the consolidated tax-return group’s tax filing. Any local taxes, including local income tax, enterprise tax and inhabitants’ tax, are determined at the legal entity level.

The recoverability of MITSUMI’s deferred tax assets that existed at the date of its acquisition by Minebea was assessed in terms of whether it is probable that MINEBEA MITSUMI has the ability to generate future taxable income sufficient to utilize the deductible temporary differences. As a result of this assessment based on management estimates, MINEBEA MITSUMI recognized deferred tax assets of 4.3 billion yen which had not been recognized by MITSUMI prior to the business combination. Tax losses carried forward by MITSUMI prior to the formation of the consolidated tax-return group cannot be utilized by MINEBEA MITSUMI, and therefore are not recognized by MINEBEA MITSUMI as part of the acquisition accounting.

Significant management estimates and judgments involved in determining the amount of deferred tax assets that can be recognized relates to the consideration of the likely timing and level of future taxable income of MINEBEA MITSUMI, together with tax planning opportunities. MINEBEA MITSUMI believes that the accounting for the deferred tax assets is a “critical accounting estimate” because it is required to evaluate and assess its projected future taxable income, business plan and budget, all of which are inherently uncertain, in determining the recoverability of the deferred tax assets. The uncertainty of estimates of future taxable income could increase due to changes in the economic environment surrounding MINEBEA MITSUMI, the effects of market conditions, the effects of currency fluctuations or other factors. For further discussion of deferred tax assets, see Note 18, Income Taxes, to the consolidated financial statements included elsewhere in this annual report.

Measurement of Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

MINEBEA MITSUMI accounts for business combinations under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Determination of the fair value of acquired assets and assumed liabilities involves assessments of the expected future cash flows associated with the individual assets and liabilities and appropriate discount rates as of the date of acquisition. For non-observable market values, fair value has been determined using appropriate valuation techniques.

Management believes that the accounting estimates related to fair value of assets acquired and liabilities assumed in business combinations are “critical accounting estimates” because changes in these estimates can materially affect the financial position and results of operations of MINEBEA MITSUMI. Subsequent changes in MINEBEA MITSUMI’s assessments may trigger an impairment loss that would be recognized in profit or loss.

Accounting for Provisions and Contingencies

MINEBEA MITSUMI recognizes various provisions in the consolidated statements of financial position, including provision for environmental remediation expenses, restructuring provisions and product warranty provisions. Provision for environmental remediation expenses is recognized as a result of the relevant authority, the Environmental Protection Agency in the U.S., having issued an administrative order requiring MINEBEA MITSUMI to perform remedial actions over a period of years. The provision is measured based on a feasibility study, remediation plans, and remediation cost projections approved by the Environmental Protection Agency. The timing of these expenditures will depend on future business plans and other plans. Restructuring provision is recognized for the cost of workforce reduction measured based on the best estimates taking into consideration past experience and internal policies. Product warranty provision is recognized based on claims from customers, reasonable estimates of costs expected to be incurred to replace the defective products sold, and weighting of possible outcomes against historical experiences.

In recent years, MINEBEA MITSUMI has been subject to investigations by competition authorities for alleged violations of competition laws in certain countries related to the trading of certain products. In addition, one class action suit in relation to the investigations of these cases has been brought in Canada against MINEBEA MITSUMI. See “Item 4.B Business Overview—Legal Proceedings.” With respect to this class action suit, which remained outstanding as of March 31, 2017, MINEBEA MITSUMI has not recognized any provision for loss contingencies, as the conditions for a provision have not been met.

Management believes that accounting for the provisions and contingencies is a “critical accounting estimate” because the occurrence of unexpected events or changes in conditions may have a material impact on the consolidated financial statements, and that such accounting requires evaluation and assessment of the probabilities and amounts of future claims or events, which are inherently uncertain. The nature and amounts of recognized provisions are described in Note 22, Provisions, to the consolidated financial statements included elsewhere in this annual report.

Impairment Testing of Assets

Non-current assets other than goodwill, such as property, plant and equipment, and intangible assets with definite lives, are assessed for indicators of impairment at the end of each reporting period. MINEBEA MITSUMI evaluates both internal and external sources of information to assess whether impairment indicators exist. If any such indication exists, the recoverable amount of the asset or asset group is estimated in order to determine the extent of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by management that can have a material impact on the respective values and ultimately the amount of any impairment.

Goodwill is tested for impairment annually. The goodwill impairment test requires management to exercise judgment and assess whether the carrying value of the cash-generating units, or CGU, to which goodwill has been allocated can be supported by the recoverable amount of such CGU. The recoverable amount of a CGU is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow based on management projection for the following three-year period. Cash flow projections after the projection period are extrapolated using terminal growth rates. These assumptions are based on best estimates and judgments made by management.

Management believes that determining the impairment of assets, including property, plant and equipment, goodwill and intangible assets is a “critical accounting estimate” because these assumptions may be affected by changes in uncertain future economic conditions, and may have a material impact on the consolidated financial statements. The nature and amounts of impairment recognized are described in Note 13, Property, Plant and Equipment, and Note 14, Goodwill and Intangible Assets, to the consolidated financial statements included elsewhere in this annual report.

Measurement of Defined Benefit Pension Obligations

MINEBEA MITSUMI has various types of retirement benefit plans, including defined benefit plans. The present value of defined benefit obligations on each of these plans and the related service costs are calculated based on actuarial assumptions, which require estimates on variables, such as discount rates, rates of salary increase and inflation rates. MINEBEA MITSUMI’s assumed discount rate and rate of salary increase for plans in Japan as of March 31, 2017 were 0.6% and 2.3–4.9%, respectively. MINEBEA MITSUMI’s assumed discount rate and inflation rate for plans outside of Japan as of March 31, 2017 were 1.3–5.9% and 2.5–3.5%, respectively.

Management believes that the accounting estimates related to pension plans are “critical accounting estimates” because changes in these estimates can have a material impact on the consolidated financial statements. The actuarial assumptions determined based on all information and evidence available to management, and may be affected by changes in uncertain future economic conditions, or by the publication or the amendment of related laws. The effect of changes in the assumed discount rate on the defined benefit obligation is described in Note 23, Retirement Benefits, to the consolidated financial statements included elsewhere in this annual report.

Measurement of Fair Value for Share-based Payment Arrangements

MINEBEA MITSUMI has in place a “trust-type employee shareholding incentive plan”, which is a cash-settled share-based incentive plan. The amount of liability for the share-based incentive plan as of March 31, 2017 was 3.6 billion yen. In estimating the fair value of the liability under the arrangement, market-observable data is used to the extent available, taking into consideration the terms and conditions of the grant. Liability is remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. The significant input in the estimation is the share price, which was 1,485 yen as of March 31, 2017. The fair value is expected to increase (decrease) as the share price increases (decreases).

Management believes that the accounting estimates related to share-based payment arrangements are “critical accounting estimates” because changes in these estimates, due to such causes as changes in uncertain future economic conditions, can materially affect financial position and results of operations of MINEBEA MITSUMI. Determination of the most appropriate inputs to the valuation model also requires estimation and judgments. These are further discussed in Note 37, Share-based Payment, to the consolidated financial statements included elsewhere in this annual report.

Measurement of Fair Value of Non-listed Equity Securities

The fair value of equity securities that are not traded in an active market is determined using valuation techniques. Such equity securities amounted to 4.3 billion yen as of March 31, 2017. Management uses judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. Significant unobservable inputs consist primarily of Earnings before Interest and Taxes (EBIT) ratio and the Price / Earnings (P/E) ratio. The EBIT ratio and P/E ratio used for the valuation as of March 31, 2017, were 10.5–19.6 times, and 24.7 times, respectively. The fair value is expected to increase (decrease) as EBIT ratio and P/E ratio increases (decreases).

Management believes that the accounting estimates related to the fair value of non-listed equity securities are “critical accounting estimates” because changes in these estimates can materially affect financial position and results of operations of MINEBEA MITSUMI.

Recent Accounting Pronouncements

At the date of authorization of these consolidated financial statements, MINEBEA MITSUMI has not applied the following new and revised IFRSs that have been issued but are not yet effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. MINEBEA MITSUMI will adopt the standard from the year beginning on April 1, 2018.

The adoption of this standard may have an impact on the timing of revenue recognition as well as allocation of transaction price between goods and services in certain businesses of MINEBEA MITSUMI, which may result in a change when revenue will be recognized, although it is currently not expected the adoption will have a material impact on the financial statements. However, management is continuing to assess the contracts with its customers, and evaluate the impact the adoption of IFRS 15 may have on other aspects of the business and on the consolidated financial statements and disclosures. Management has not yet decided as to whether MINEBEA MITSUMI will adopt a full retrospective application or a modified retrospective application.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset is of a low value. Under IFRS 16, lessors continue to classify leases as operating or finance leases, which is unchanged from IAS 17. IFRS 16 applies to annual periods beginning on or after January 1, 2019. MINEBEA MITSUMI expects to adopt the standard from the fiscal year beginning on April 1, 2019. MINEBEA MITSUMI is currently assessing the impact of adopting IFRS 16.

Disclosure Initiative (Amendments to IAS 7)

The amendments require additional disclosures to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes such as effects of changes in foreign exchange rates and changes in fair values. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. MINEBEA MITSUMI will adopt the amendments from the fiscal year beginning on April 1, 2017. MINEBEA MITSUMI is currently assessing the impact of the amendments on its disclosures of liabilities and changes thereof.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

The amendments address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. MINEBEA MITSUMI is expected to adopt the amendments from the fiscal year beginning on April 1, 2018. MINEBEA MITSUMI is assessing the potential impact on its consolidated financial statements resulting from the amendments.

The IASB issued several other accounting standards, including amendments and interpretations, that are not yet effective. None of these are considered to have a material impact on MINEBEA MITSUMI’s consolidated financial statements.

Results of Operations

The following table sets forth selected statements of profit or loss data of MINEBEA MITSUMI for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015:

	Fiscal years ended March 31,
	2017	2016	2015
	(Millions of yen)
Revenue	633,991	612,034	502,110
Cost of sales	510,838	487,135	382,855
Gross profit	123,153	124,899	119,255
Selling, general and administrative expenses	74,690	70,064	61,174
Operating income	60,361	55,167	50,091
Profit before income taxes	60,478	51,194	50,902
Income taxes	8,067	11,866	12,429
Profit attributable to owners of MINEBEA MITSUMI	52,293	39,085	38,718

Management mainly assesses MINEBEA MITSUMI’s business performance based on the key performance indicators “revenue” and “operating income.”

The following table presents selected statements of profit or loss data of MINEBEA MITSUMI as percentages of revenue for the periods indicated.

	Fiscal years ended March 31,
	2017	2016	2015
Revenue	100.0%	100.0%	100.0%
Cost of sales	80.6%	79.6%	76.2%
Gross profit	19.4%	20.4%	23.8%
Selling, general and administrative expenses	11.8%	11.4%	12.2%
Operating income	9.5%	9.0%	10.0%
Profit before income taxes	9.5%	8.4%	10.1%
Income taxes	1.3%	1.9%	2.5%
Profit attributable to owners of MINEBEA MITSUMI	8.2%	6.4%	7.7%

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Revenue

Revenue for the fiscal year ended March 31, 2017 was 634.0 billion yen, an increase of 22.0 billion yen, or 3.6%, from the previous fiscal year. The increase is mainly attributed to overall higher sales volumes and the consolidation of MITSUMI from January 27, 2017, which contributed revenue of 40.2 billion yen for the two-month consolidation period, partially offset by unfavorable foreign currency movements. Specifically, while sales volumes of ball bearings, pivot assemblies and motors increased compared to the previous fiscal year, MINEBEA MITSUMI estimates that unfavorable currency translation effects from sales denominated in foreign currencies, mainly driven by the appreciation of the Japanese yen against the U.S. dollar, had a dampening effect of 59.4 billion yen on revenue. Overseas operations account for the majority of MINEBEA MITSUMI’s revenue and are denominated in the applicable local currencies, exposing MINEBEA MITSUMI’s operating results to fluctuations in exchange rates against the Japanese yen. The impact of price changes was immaterial on revenue.

In terms of geographic areas, as shown below in “—Geographic Information,” revenue for the fiscal year ended March 31, 2017 in China and the U.S., MINEBEA MITSUMI’s key markets, increased by 13.0% and 11.4%, respectively. The increase was mainly attributable to MITSUMI sales for the Chinese market and comparatively higher sales of lighting devices in the U.S. market. At the same time, revenue in Thailand decreased by almost half in the fiscal year ended March 31, 2017, due to decreased demand for certain mechanical parts.

Cost of Sales

Cost of sales for the fiscal year ended March 31, 2017 amounted to 510.8 billion yen, an increase of 23.7 billion yen, or 4.9%, from the previous fiscal year. Cost of sales increased due to the consolidation of MITSUMI. During the two-month consolidation period, cost of sales attributable to MITSUMI amounted to 35.7 billion yen.

Cost of sales also increased due to inventory write-downs in the fiscal year ended March 31, 2017 amounting to 6.7 billion yen, compared with write-downs of 0.2 billion yen for the previous fiscal year. The increase of cost of sales was partially offset by cost savings achieved in the procurement of materials and a decrease in depreciation and amortization charges. Depreciation decreased due to investments into machinery for LED backlights having been completed in the previous fiscal year.

Gross Profit

Gross profit for the fiscal year ended March 31, 2017 was 123.2 billion yen, a decrease of 1.7 billion yen, or 1.4%, from the previous fiscal year. The gross profit ratio, defined as the ratio of gross profit to revenue, for the fiscal year ended March 31, 2017 was 19.4%, decreased from 20.4% for the previous fiscal year. The decrease in gross profit ratio is mainly attributable to the adverse effect of the Japanese yen appreciating against other foreign currencies as outlined above under “—Revenue.”

MITSUMI contributed 4.5 billion yen to gross profit for the two-month consolidation period post the date of business combination.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2017 were 74.7 billion yen, an increase of 4.6 billion yen, or 6.6%, from the previous fiscal year. This was primarily due to the first-time consolidation of MITSUMI and comparatively higher costs incurred in connection with the MITSUMI business combination. During the two-month consolidation period, selling, general and administrative expenses attributable to MITSUMI amounted to 2.5 billion yen, mainly related to personnel costs, R&D costs and commissions. Expenses related to the MITSUMI business combination amounted to 0.6 billion yen in the current fiscal year.

During the fiscal year ended March 31, 2017, selling, general and administrative expenses accounted for 11.8% of revenue, compared to 11.4% for the previous fiscal year.

Operating Income

Operating income for the fiscal year ended March 31, 2017 totaled 60.4 billion yen, an increase of 5.2 billion yen, or 9.4%, from the previous fiscal year. The increase is mainly attributable to a gain on bargain purchase of 18.8 billion yen arising from the MITSUMI business combination. As the business combination was contemplated through a share exchange, the bargain purchase gain arose primarily as a result of the future business prospects of MITSUMI. In addition, MITSUMI contributed operating income of 2.0 billion yen for the two-month consolidation period post the date of business combination.

While operating income increased due to the benefits of the MITSUMI business combination, unfavorable currency translation effects from MINEBEA MITSUMI’s overseas operations as discussed above under “—Revenue” had a dampening effect on operating income. Additionally, as a result of reductions in profitability, underutilization of production capacities and uncertainty in the outlook for future demand for lighting devices, impairment losses of 4.0 billion yen were recognized on property, plant and equipment during the fiscal year ended March 31, 2017, while only immaterial impairments were recognized during the fiscal year ended March 31, 2016. The impaired assets were mostly buildings and structures, machinery, equipment and tools, vehicles, and furniture and fixtures located in Thailand and China used for the production of lighting devices belonging to the electronic devices and components segment.

Profit Before Income Taxes

Profit before income taxes for the fiscal year ended March 31, 2017 was 60.5 billion yen, an increase of 9.3 billion yen, or 18.1%, from the previous fiscal year. Profit before income taxes increased largely due to a more favorable operating income for the fiscal year ended March 31, 2017, as described above. Net finance income of 0.1 billion yen was recorded in the current fiscal year, while a net financial expense of 4.0 billion yen was incurred in the previous fiscal year. The improvement mainly relates to lower net valuation losses of currency derivatives.

Income Taxes

Income taxes for the fiscal year ended March 31, 2017 amounted to 8.1 billion yen, a decrease of 3.8 billion yen, or 32.0%, from the previous fiscal year. The effective tax rates for the fiscal years ended March 31, 2017 and March 31, 2016 were 13.3% and 23.2%, respectively. The decline in the effective tax rate is mainly attributable to the gain on bargain purchase of 18.8 billion arising from the MITSUMI business combination not constituting taxable income for corporation tax purposes. For further discussion of the factors affecting income taxes, see Note 18, Income Taxes, to the consolidated financial statements included elsewhere in this annual report.

Profit Attributable to Owners of MINEBEA MITSUMI

As a result of the above, profit attributable to owners of MINEBEA MITSUMI for the fiscal year ended March 31, 2017 was 52.3 billion yen, an increase of 13.2 billion yen, or 33.8%, from the previous fiscal year.

Geographic Information

The following tables summarize for the periods shown MINEBEA MITSUMI’s revenue and non-current assets (excluding financial assets and deferred tax assets) by geographic areas as of and for the fiscal years ended March 31, 2017 and March 31, 2016. For the purpose of breaking down its operations into geographic areas below, MINEBEA MITSUMI attributes revenue from external customers to individual countries in each area based on where products are sold to and where services are provided, and attributes assets based on where they are located. Information by geographic area is based upon IFRS.

As of and for the fiscal year ended March 31, 2017	Japan	China	Thailand	U.S.	Other	Consolidated total
	(Millions of yen)
Revenue	92,991	207,989	29,421	175,210	128,380	633,991
Non-current assets*	69,307	19,712	78,421	10,790	40,169	218,399

As of and for the fiscal year ended March 31, 2016	Japan	China	Thailand	U.S.	Other	Consolidated total
	(Millions of yen)
Revenue	81,261	184,074	58,241	157,248	131,210	612,034
Non-current assets*	49,622	17,334	88,689	7,862	29,781	193,288

*	Excluding financial assets and deferred tax assets.

Segment Information

The business of MINEBEA MITSUMI is divided into three operating segments: machined components, electronic devices and components and the MITSUMI business. MINEBEA MITSUMI evaluates the performance of its operating segments based on the measure of operating income determined in accordance with Japanese GAAP.

The following table summarizes revenue and operating income for the fiscal years ended March 31, 2017 and March 31, 2016 by operating segments. For further details about the calculation of MINEBEA MITSUMI’s segment information, see Note 6, Segment Information, to the consolidated financial statements included elsewhere in this annual report.

	Segments
Fiscal year ended March 31, 2017	Machined components	Electronic devices and components	MITSUMI business	Other	Adjustments	GAAP adjustments*[1]	Consolidated total
	(Millions of yen)
Revenue from external customers	156,310	441,615	40,343	659	—	(4,936)	633,991
Operating income (loss)	39,147	21,898	2,315	(121)	(14,224)	11,346	60,361

	Segments
Fiscal year ended March 31, 2016	Machined components	Electronic devices and components	MITSUMI business	Other	Adjustments	GAAP adjustments*[1]	Consolidated total
	(Millions of yen)
Revenue from external customers	163,811	445,468	—	536	—	2,219	612,034
Operating income (loss)	40,855	22,336	—	(125)	(11,627)	3,728	55,167

*1	Adjustments to convert Japanese GAAP figures into IFRS.

Machined Components

Japanese GAAP revenue from the machined components segment, excluding intersegment revenue, for the fiscal year ended March 31, 2017 was 156.3 billion yen, a decrease of 7.5 billion yen, or 4.6%, from the previous fiscal year, due to unfavorable currency translation effects from sales denominated in foreign currencies.

Japanese GAAP operating income from the machined components segment for the fiscal year ended March 31, 2017 was 39.1 billion yen, a decrease of 1.7 billion yen, or 4.2%, from the previous fiscal year. The decrease was in accordance with the unfavorable foreign currency translation effect on revenue. The machined components segment continues to be a cornerstone of MINEBEA MITSUMI’s overall profitability, generating a Japanese GAAP operating margin of 25.0% for the fiscal year ended March 31, 2017.

Ball bearings remain the mainstay product line of the machined components segment, with revenue amounting to 94.1 billion yen, or 60.2%, of the total Japanese GAAP segment revenue for the fiscal year ended March 31, 2017, a decrease of 3.3 billion yen, or 3.4%, from the previous fiscal year. Driven by the various application possibilities of ball bearings as precision components for automobiles and other high-value-added consumer products, customer demand continued to grow, leading to record sales volumes recorded in the current fiscal year. During the fiscal year ended March 31, 2017, average monthly sales of ball bearings amounted to 171 million units, compared with average monthly sales of 155 million units in the fiscal year ended March 31, 2016. However, as most of the sales occurred overseas, and thus were denominated in foreign currencies, the appreciation of the Japanese yen against these currencies led to a decrease in recorded ball bearing revenue.

Rod-end bearings sales declined with revenue amounting to 29.7 billion yen for the fiscal year ended March 31, 2017, a decrease of 2.9 billion yen, or 8.9%, from the previous fiscal year. Although production of commercial aircraft was steady, the appreciation of the Japanese yen led to a decrease in revenue.

HDD pivot assemblies shipments increased as MINEBEA MITSUMI’s market share, in its view, increased despite the global slowdown in PC sales and solid state drives overtaking market share in laptop PCs. Affected by unfavorable foreign currency translation effects on overseas sales, however, revenue for pivot assemblies declined to 32.6 billion yen for the fiscal year ended March 31, 2017, a decrease of 1.7 billion yen, or 5.0%, from the previous fiscal year. MINEBEA MITSUMI expects that the HDD market will continue to contract, placing downward pressure on sales and profits for this business.

Electronic Devices and Components

Japanese GAAP revenue from the electronic devices and components segment, excluding intersegment revenues for the fiscal year ended March 31, 2017 was 441.6 billion yen, a decrease of 3.9 billion yen, or 0.9%, from the previous fiscal year.

Japanese GAAP operating income from the electronic devices and components segment for the fiscal year ended March 31, 2017 was 21.9 billion yen, a decrease of 0.4 billion yen, or 2.0%, from the previous fiscal year. Electronic devices and components generated a Japanese GAAP operating margin of 5.0% for the fiscal year ended March 31, 2017, unchanged from the previous fiscal year.

Electronic devices make up the majority of the results of this segment, with revenue amounting to 241.4 billion yen, or 54.7%, of the total Japanese GAAP segment revenue for the fiscal year ended March 31, 2017, a decrease of 4.2 billion yen, or 1.7%, from the previous fiscal year. Sales are mainly attributable to LED backlights used in mobile devices.

Sales volumes for motors increased due to growing demand from the automotive sector. However, revenue amounted to 156.7 billion yen for the fiscal year ended March 31, 2017, a decrease of 4.2 billion yen, or 2.6%, from the previous fiscal year. The decrease was due to the effect of the stronger Japanese yen on overseas sales denominated in foreign currencies.

While currently still relatively small, the sensing devices business remained largely steady with revenue amounting to 34.5 billion yen for the fiscal year ended March 31, 2017, a decrease of 2.5 billion yen, or 6.7%, from the previous fiscal year.

MITSUMI Business

The MITSUMI business segment was created in January 2017, subsequent to the January 27, 2017 business combination with MITSUMI. Its results comprise sales of MITSUMI products, mainly system parts such as microactuators, connectors and switches. For the fiscal year ended March 31, 2017, the MITSUMI business segment’s results were evaluated by management separately and include only the approximate two-month period post the business combination with MITSUMI.

Japanese GAAP revenue from the MITSUMI business segment, excluding intersegment revenue, for the fiscal year ended March 31, 2017 was 40.3 billion yen and Japanese GAAP operating income was 2.3 billion yen. The results were impacted favorably by post-merger integration initiatives undertaken by management to increase productivity and demand for parts used in entertainment equipment.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Revenue

Revenue for the fiscal year ended March 31, 2016 was 612.0 billion yen, an increase of 109.9 billion yen, or 21.9%, from the previous fiscal year. The increase is mainly attributed to higher sales prices for new model LED backlights used in high-end smartphones. LED backlights constitute most of MINEBEA MITSUMI’s sales for the electronic devices product line, which is a part of MINEBEA MITSUMI’s electronic devices and components segment. In comparison to the previous fiscal year, sales of electronic devices in the fiscal year ended March 31, 2016 increased sharply from 170.2 billion yen to 245.6 billion yen. To a lesser extent, ball bearings and sensing devices also contributed to the revenue increase, due to stable growth in customer demand for such products. In terms of geographic areas, as shown below in “—Geographic Information,” revenue for the fiscal year ended March 31, 2016 in the U.S. more than tripled as compared to the previous fiscal year, as a result of direct sales being made to customers located in the U.S. in the fiscal year ended March 31, 2016, as opposed to through distributors in Japan as in the previous fiscal year. Revenue in China also increased by 11.8% from the previous fiscal year, due to an increase in sales volume of LED backlights.

Foreign currency translation effects, mainly driven by the depreciation of the Japanese yen against the U.S. dollar for the first two quarters of the fiscal year, had a more favorable impact on revenue in the fiscal year ended March 31, 2016 than it did in the previous fiscal year; the beneficial effect of foreign currency translations on revenue is estimated to be approximately 40.1 billion yen, compared to an estimate of 34.7 billion yen in the prior fiscal year. The effects of these developments on revenue was slightly offset by a stronger Japanese yen in the fourth quarter of the fiscal year, and a lower demand for pivot assemblies due to the shrinking HDD market.

Cost of Sales

Cost of sales for the fiscal year ended March 31, 2016 amounted to 487.1 billion yen, an increase of 104.3 billion yen, or 27.2%, from the previous fiscal year. Cost of sales increased primarily due to the new model LED backlights requiring more externally procured components due to the new specifications of high-end smartphones, which are more costly than those internally produced. Due to higher capital expenditures, depreciation and amortization expenses increased in the fiscal year ended March 31, 2016. The increase of cost of sales was slightly offset by cost improvements for pivot assemblies due to improvements in their production efficiency.

Gross Profit

Gross profit for the fiscal year ended March 31, 2016 was 124.9 billion yen, an increase of 5.6 billion yen, or 4.7%, from the previous fiscal year. The gross profit ratio, defined as the ratio of gross profit to revenue, for the fiscal year ended March 31, 2016 was 20.4%, a decrease of 3.4% compared to the previous fiscal year. While gross profit for sensing devices, ball bearings and motors slightly improved, gross profit for the new model LED backlights was adversely affected by higher production costs related to externally procured components as discussed above under “—Cost of sales.” Due to the significance of LED backlights for MINEBEA MITSUMI’s entire operation, this effect outweighed the positive developments achieved in the other product lines.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the fiscal year ended March 31, 2016 were 70.1 billion yen, an increase of 8.9 billion yen, or 14.5%, from the previous fiscal year. This was primarily due to the fiscal year ended March 31, 2016 being the first year in which Sartorius, a subsidiary acquired in February 2015, was consolidated for a full fiscal year. The selling, general and administrative expenses consolidated from Sartorius were 4.8 billion yen greater in the fiscal year ended March 31, 2016 as compared to the previous fiscal year; the difference is substantially attributable to the difference in the length of time for which Sartorius was consolidated in the two fiscal years. Selling, general and administrative expenses also increased due to increased selling expenses, mainly freight costs and other expenses for electronic devices as well as ball bearings.

However, during the fiscal year ended March 31, 2016, selling, general and administrative expenses accounted for 11.4% of revenue, compared to 12.2% for the previous fiscal year. The slight decline in the selling, general and administrative expenses to revenue ratio is attributed to management efforts to reduce incremental selling costs caused by increased sales.

Operating Income

Operating income for the fiscal year ended March 31, 2016 totaled 55.2 billion yen, an increase of 5.1 billion yen, or 10.1%, from the previous fiscal year. The increase in profit margins in the highly profitable machined components segment were contributing factors behind the overall increase in operating income. Higher production costs slightly offset the generally positive developments in operating income.

Another factor underlying the increased operating income for the fiscal year ended March 31, 2016 as compared to the previous fiscal year is that additional impairment was recognized in the fiscal year ended March 31, 2015, but not in the fiscal year ended March 31, 2016, concerning certain assets in the electronic devices and components segment that produce goods for the defense industry. Also, losses related to antitrust violations were much higher in the fiscal year ended March 31, 2015 as compared to the fiscal year ended March 31, 2016.

Receipts of insurance payments amounting to 3.3 billion yen for the fiscal year ended March 31, 2016 also contributed to the increased operating income. This related to damage incurred at MINEBEA MITSUMI companies in Thailand during the flooding in October 2011, as well as damages caused by an explosion at a factory in the United States in February 2014.

Profit Before Income Taxes

Profit before income taxes for the fiscal year ended March 31, 2016 was 51.2 billion yen, an increase of 0.3 billion yen, or 0.6%, from the previous fiscal year. The increase in profit before income taxes was largely offset by foreign exchange losses of 3.2 billion yen.

Income Taxes

Income taxes for the fiscal year ended March 31, 2016 amounted to 11.9 billion yen, a decrease of 0.6 billion yen, or 4.5%, from the previous fiscal year. The effective tax rates for the fiscal years ended March 31, 2016 and March 31, 2015 were 23.2% and 24.4%, respectively. The decline in the income taxes is attributable to a tax reform in Japan, which lowered the corporate tax rate from 25.5% to 23.9%.

Profit Attributable to Owners of MINEBEA MITSUMI

As a result of the above, profit attributable to owners of MINEBEA MITSUMI for the fiscal year ended March 31, 2016 was 39.1 billion yen, an increase of 0.4 billion yen, or 0.9%, from the previous fiscal year.

Geographic Information

The following tables summarize for the periods shown MINEBEA MITSUMI’s revenue and non-current assets (excluding financial assets and deferred tax assets), by geographic areas as of and for the fiscal years ended March 31, 2016 and March 31, 2015. For the purpose of breaking down its operations into geographic areas below, MINEBEA MITSUMI attributes revenue from external customers to individual countries in each area based on where products are sold to and where services are provided, and attributes assets based on where they are located. Information by geographic area is based upon IFRS.

As of and for the fiscal year ended March 31, 2016	Japan	China	Thailand	U.S.	Other	Consolidated total
	(Millions of yen)
Revenue	81,261	184,074	58,241	157,248	131,210	612,034
Non-current assets*	49,622	17,334	88,689	7,862	29,781	193,288

As of and for the fiscal year ended March 31, 2015	Japan	China	Thailand	U.S.	Other	Consolidated total
	(Millions of yen)
Revenue	107,358	164,641	70,735	42,528	116,848	502,110
Non-current assets*	46,901	20,829	100,448	8,926	29,103	206,207

*	Excluding financial assets and deferred tax assets.

Segment Information

The business of MINEBEA MITSUMI was divided into two operating segments: machined components and electronic devices and components. MINEBEA MITSUMI evaluates the performance of its operating segments based on the measure of operating income determined in accordance with Japanese GAAP.

The following table summarizes revenue and operating income for the fiscal years ended March 31, 2016 and March 31, 2015 by operating segments. For further details about the calculation of MINEBEA MITSUMI’s segment information, see Note 6, Segment information, to the consolidated financial statements included elsewhere in this annual report.

	Segments
Fiscal year ended March 31, 2016	Machined components	Electronic devices and components	Other	Adjustments	GAAP adjustments*[1]	Consolidated total
	(Millions of yen)
Revenue from external customers	163,811	445,468	536	—	2,219	612,034
Operating income (loss)	40,855	22,336	(125)	(11,627)	3,728	55,167

	Segments
Fiscal year ended March 31, 2015	Machined components	Electronic devices and components	Other	Adjustments	GAAP adjustments*[1]	Consolidated total
	(Millions of yen)
Revenue from external customers	155,785	344,725	166	—	1,434	502,110
Operating income (loss)	39,723	30,747	(28)	(10,340)	(10,011)	50,091

*1	Adjustments to convert Japanese GAAP figures into IFRS.

Machined Components

Japanese GAAP revenue from the machined components segment, excluding intersegment revenue, for the fiscal year ended March 31, 2016 was 163.8 billion yen, an increase of 8.0 billion yen, or 5.2%, from the previous fiscal year, due to continued growth in demand for miniature ball bearings.

Japanese GAAP operating income from the machined components segment for the fiscal year ended March 31, 2016 was 40.9 billion yen, an increase of 1.1 billion yen, or 2.9%, from the previous fiscal year. This was mainly attributable to increased sales volumes for ball bearings and a focus on profitable high-end devices for pivot assemblies, and marks the highest operating income of the machined components ever recorded. The machined components segment continues to be a cornerstone of MINEBEA MITSUMI’s overall profitability, generating a Japanese GAAP operating margin of 24.9% for the fiscal year ended March 31, 2016.

Ball bearings remain the mainstay product line of the machined components segment, with revenue amounting to 97.4 billion yen, or 59.5%, of the total Japanese GAAP segments revenue for the fiscal year ended March 31, 2016, an increase of 9.9 billion yen, or 11.3%, from the previous fiscal year. Driven by the various application possibilities of ball bearings as precision components for automobiles and other high-value-added consumer products, customer demand continues to grow, leading to record sales volumes recorded in the fiscal year ended March 31, 2016.

Rod-end bearings sales grew with revenue amounting to 32.6 billion yen for the fiscal year ended March 31, 2016, an increase of 2.2 billion yen, or 7.3%, from the previous fiscal year. This growth is attributed to increased commercial aircraft production worldwide, continuing to increase the demand for these products.

HDD pivot assemblies face declining customer demand due to the global slowdown in PC sales and solid state drives overtaking market share in laptop PCs. Revenue for pivot assemblies declined to 34.3 billion yen for the fiscal year ended March 31, 2016, a decrease of 3.6 billion yen, or 9.5%, from the previous fiscal year.

Electronic Devices and Components

Japanese GAAP revenue from the electronic devices and components segment, excluding intersegment revenues for the fiscal year ended March 31, 2016 rose to 445.5 billion yen, an increase of 100.7 billion yen, or 29.2%, from the previous fiscal year. The increase in revenue was primarily due to the higher sales price for the new model LED backlights.

Japanese GAAP operating income from the electronic devices and components segment for the fiscal year ended March 31, 2016 was 22.3 billion yen, a decrease of 8.4 billion yen, or 27.4%, from the previous fiscal year. The reasons behind the decrease are outlined in “—Fiscal year ended March 31, 2016 compared to fiscal year ended March 31, 2015—Gross profit.” Electronic devices and components still remained profitable with a Japanese GAAP operating margin of 5.0% for the fiscal year ended March 31, 2016.

Electronic devices make up the majority of the results of this segment, with revenue amounting to 245.6 billion yen, or 55.1%, of the total Japanese GAAP segment revenue for the fiscal year ended March 31, 2016, an increase of 75.4 billion yen, or 44.3%, from the previous fiscal year. Sales are mainly attributable to LED backlights used in mobile devices.

The market for motors grew slightly, with revenue for such products amounting to 161.0 billion yen for the fiscal year ended March 31, 2016, an increase of 5.6 billion yen, or 3.6%, from the previous fiscal year.

While currently still relatively small, the sensing devices business continued to grow significantly with revenue amounting to 37.0 billion yen for the fiscal year ended March 31, 2016, an increase of 20.8 billion yen, or 128.9%, from the previous fiscal year. Sartorius, a subsidiary that MINEBEA MITSUMI acquired in 2015, is performing better than initially expected; in the fiscal year ended March 31, 2016, revenue amounting to 15.9 billion yen in the sensing devices business was attributable to Sartorius.

5.B Liquidity and Capital Resources

Overview of Liquidity and Capital Policy

MINEBEA MITSUMI’s policy is to maintain its ability to make upfront investments while strengthening its financial position. In order to do so, MINEBEA MITSUMI focuses on ensuring efficient and flexible deployment of assets in strategic areas and maintaining a strong credit rating.

Cash Flows

The following table shows MINEBEA MITSUMI’s cash flow data for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015:

	Fiscal years ended March 31,
	2017	2016	2015
	(Millions of yen)
Cash and cash equivalents at beginning of year	28,960	36,486	29,935

Net cash provided by operating activities	82,692	44,459	59,816
Net cash used in investing activities	(508)	(45,239)	(35,897)
Net cash used in financing activities	(30,721)	(4,818)	(19,628)
Effect of exchange rate changes on cash and cash equivalents	(1,473)	(1,928)	2,260

Net increase (decrease) in cash and cash equivalents	49,990	(7,526)	6,551

Cash and cash equivalents at end of year	78,950	28,960	36,486

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net cash provided by operating activities for the fiscal year ended March 31, 2017 totaled 82.7 billion yen, compared to 44.5 billion yen in the previous fiscal year. The increase of 38.2 billion yen was primarily attributable to a reduction in inventory of 25.0 billion yen, and an increase in trade and other payables of 7.9 billion yen, compared to the previous fiscal year. Inventory decreased due to overall higher sales volumes during the fourth quarter compared to the previous fiscal year’s fourth quarter and inventory write-downs of 6.6 billion yen recognized during the fiscal year ended March 31, 2017. While inventory decreased due to the higher sales in the fourth quarter of the fiscal year ended March 31, 2017 compared with the previous fiscal year, trade receivables increased instead by 16.4 billion yen, partially offsetting net cash provided by operating activities. The cash inflow was further adjusted due to depreciation and amortization of 29.2 billion yen, as well as the gain on bargain purchase of 18.8 billion yen arising from the business combination with MITSUMI.

Net cash used in investing activities during the fiscal year ended March 31, 2017 totaled 0.5 billion yen, compared with 45.2 billion yen in the previous fiscal year. The decrease of 44.7 billion yen cash outflow occurred predominantly due to cash and cash equivalents acquired from the MITSUMI business combination amounting to 32.6 billion yen. Purchases of property, plant and equipment amounted to 29.2 billion yen, 11.4 billion yen less than in the previous fiscal year. More details about purchases of property, plant and equipment can be found in “—Capital Expenditures” below.

Net cash used in financing activities for the fiscal year ended March 31, 2017 totaled 30.7 billion yen, compared with 4.8 billion yen in the previous fiscal year. The 25.9 billion yen increase in cash outflow was primarily due to a repurchase of Minebea’s convertible bonds with warrants of 13.9 billion yen. Repayments of short-term borrowings, straight bonds and long-term borrowings in the current fiscal year amounted to 62.4 billion yen, partially offset by proceeds from issuance of straight and convertible bonds and new long-term borrowings of 53.7 billion yen, resulting in a net cash outflow of 8.8 billion yen; in the previous fiscal year, net cash inflows from short-term and long-term borrowings was 0.6 billion yen. Additionally, 2.5 billion yen were used in the purchase of shares of subsidiaries from minority shareholders during the fiscal year ended March 31, 2017.

As a result of the cash flows outlined above, cash and cash equivalents totaled 79.0 billion yen, compared with 29.0 billion yen in the previous fiscal year.

Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015

Net cash provided by operating activities for the fiscal year ended March 31, 2016 totaled 44.5 billion yen, compared to 59.8 billion yen in the previous fiscal year. The decrease of 15.4 billion yen was primarily attributable to a reduction in trade payables of 50.8 billion yen and income tax payments net of income tax refunds being 7.7 billion yen higher compared to the previous fiscal year. Trade payables decreased due to lower procurement of LED backlight parts in the fourth quarter as demand for LED backlights significantly fell towards the end of the fiscal year. Income tax payments increased due to higher pretax income for the fiscal year ended March 31, 2015 compared to the fiscal year ended March 31, 2014. The cash outflow was partially offset due to higher profit before income taxes adjusted for depreciation and amortization, as well as a decrease in trade receivables of 34.5 billion yen. Higher revenue during the year were mainly caused by higher sales prices for the new model LED backlights used in high-end smartphones. However, in the fourth quarter, decreased demand and a stronger Japanese yen led to a decline in sales, reducing receivables recorded at year end.

Net cash used in investing activities during the fiscal year ended March 31, 2016 totaled 45.2 billion yen, compared with 35.9 billion yen in the previous fiscal year. The increase of 9.3 billion yen occurred predominantly due to higher capital expenditures on production capacity and the construction of a new plant in Cambodia. More details can be found in “—Capital Expenditures” below. The remaining increase is mainly attributable to a change in time deposits, resulting from 2.5 billion yen net deposits in the current fiscal year, compared to a net withdrawal of 1.9 billion yen in the previous fiscal year.

Net cash used in financing activities for the fiscal year ended March 31, 2016 totaled 4.8 billion yen, compared with 19.6 billion yen in the previous fiscal year. The 14.8 billion yen decrease was primarily due to new short-term borrowings in the current fiscal year, resulting in net cash inflows from short-term and long-term borrowings of 0.6 billion yen in the current fiscal year; in the previous fiscal year, net cash outflows from short-term and long-term borrowings was 15.8 billion yen, mainly due to repayments. The 14.8 billion yen decrease was partially offset by the payment of a higher cash dividend of 6.0 billion yen in the fiscal year, an increase of 1.9 billion yen compared to the previous fiscal year.

As a result of the cash flows outlined above, cash and cash equivalents totaled 29.0 billion yen, compared with 36.5 billion yen in the previous fiscal year.

Capital Expenditures

Capital expenditures were 31.9 billion yen, 44.3 billion yen and 38.0 billion yen for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively. Capital expenditures for the fiscal year ended March 31, 2017 consisted principally of investments into equipment for bearings and liquid crystal backlight applications in Thailand, as well as bearings-related equipment and factory expansions in Cambodia. Further investments were undertaken into the SALIOT technology.

As of March 31, 2017, MINEBEA MITSUMI’s material commitments for anticipated capital expenditures amounted to 7.9 billion yen. The general purpose of such commitments is to invest further into production facilities.

MINEBEA MITSUMI believes that its cash and cash equivalents balance as of March 31, 2017 of 79.0 billion yen and cash flows from operations will be sufficient to fund capital expenditures and other business requirements for at least the next 12 months.

Dividends and Repurchase of Common Stock

Payments of dividends and stock repurchases also require cash outlays, which may fluctuate in accordance with MINEBEA MITSUMI’s results of operations and financial condition.

During the fiscal year ended March 31, 2017, MINEBEA MITSUMI declared and paid dividends of 3.7 billion yen (10 yen per share) in June 2016, and 2.6 billion yen (7 yen per share) in December 2016. During the fiscal year ended March 31, 2016, MINEBEA MITSUMI paid dividends of 2.2 billion yen (6 yen per share) in June 2015, and 3.7 billion yen (10 yen per share) in December 2015.

MINEBEA MITSUMI’s dividend policy gives priority to enhancing equity efficiency and improving returns to its shareholders, with dividends reflecting performance in light of the overall business environment while aiming to maintain stable and continued distributions of profits. For the fiscal year ending March 31, 2018, MINEBEA MITSUMI aims to provide a dividend payout of 20 yen per share.

During the fiscal year ended March 31, 2017, MINEBEA MITSUMI repurchased 11,162 shares of common stock at a cost of 14 million yen.

For more information related to dividends, see Note 25, Dividends, to the consolidated financial statements included elsewhere in this annual report.

Liquidity

MINEBEA MITSUMI seeks to manage its capital resources and liquidity to provide adequate funds for current and future financial obligations. MINEBEA MITSUMI derives the funds it requires to meet its capital requirements principally from funds generated internally from operations and borrowings from financial institutions. MINEBEA MITSUMI’s principal capital and liquidity needs are for working capital, capital expenditures, investments and debt service.

As of March 31, 2017, MINEBEA MITSUMI’s working capital surplus, defined as the excess of current assets over current liabilities, was 197.6 billion yen, compared with a working capital surplus of 75.8 billion yen as of March 31, 2016. The increase in working capital surplus was primarily due to an increase in cash and cash equivalents and trade and other receivables, as well as a decrease in short-term bonds and borrowings, partially offset by an increase in trade and other payables.

As of March 31, 2017, MINEBEA MITSUMI does not have any material unused credit facilities for borrowings.

Financing Activities

MINEBEA MITSUMI finances a portion of its capital requirements with the proceeds of short-term borrowings and long-term debt. As of March 31, 2017, MINEBEA MITSUMI’s outstanding indebtedness was 162.8 billion yen, an increase of 26.5 billion yen, or 19.5%, from March 31, 2016.

A portion of MINEBEA MITSUMI’s long-term debt is subject to debt covenants. The outstanding principal of these borrowings amounts to 20.0 billion yen, repayable at maturity, of which 10.0 billion yen is due within 1 year and 10.0 billion yen is due in the long-term. These borrowings are subject to the following key financial debt covenants:

•	Consolidated net assets, excluding the foreign exchange revaluation reserve, both at the end of the second quarter of and at year-end of, a fiscal year do not decline below 75% of the net assets, excluding foreign exchange revaluation reserve, at the previous fiscal year-end; the amounts are determined under accounting principles generally accepted in Japan,

•	Long-term debt rating of BBB- or better by the rating agencies Japan Credit Rating Agency Ltd. and Rating and Investment Information, Inc., and

•	No consolidated operating loss, as determined under accounting principles generally accepted in Japan, for more than two consecutive fiscal years

Violation of any of the above debt covenants triggers an immediate early repayment of all outstanding principal and interest, unless MINEBEA MITSUMI resolves the breach within a certain remediation period. As of March 31, 2017, MINEBEA MITSUMI was in compliance with the above debt covenants. Based on MINEBEA MITSUMI’s current and projected business performance, MINEBEA MITSUMI believes that the probability of breaching any of these debt covenants is low. MINEBEA MITSUMI’s funding and treasury policy is generally flexible and raises necessary funds through short-term borrowings, long-term debt or otherwise, depending on the working capital needs, market conditions and terms and conditions made available to MINEBEA MITSUMI.

Long-term Debt

	As of March 31,
	2017	2016
	(Millions of yen)
Long-term borrowings	60,891	39,687
Bonds	14,688	—
Convertible bonds with warrants	19,685	—

Total	95,264	39,687

As of March 31, 2017, MINEBEA MITSUMI’s interest-bearing, long-term debt amounted to 95.3 billion yen, an increase of 55.6 billion yen, or 140.0%, from the previous fiscal year. Long-term debt increased due to new long-term borrowings taken out and bonds issued during the fiscal year ended March 31, 2017, as well as convertible bonds with warrants amounting to 19.7 billion yen assumed through the business combination with MITSUMI. Long-term debt relates to loans with major Japanese financial institutions, which bear interest primarily at a floating rate. MINEBEA MITSUMI entered into floating to fixed cash flow interest rate swap contracts for the purpose of mitigating interest rate fluctuations. The weighted average interest rate of long-term borrowings, before such hedging, were 0.55% and 0.58%, with a maturity of 1.0–9.75 years and 1.0–5.0 years, as of March 31, 2017 and March 31, 2016, respectively. MINEBEA MITSUMI continues to improve its long-term debt exposure with scheduled redemptions, and intends to cover future funding needs more through funds generated by operations.

As of March 31, 2017, MINEBEA MITSUMI pledged property, plant and equipment assets amounting to 0.7 billion yen to secure 0.7 billion yen of its outstanding long-term debt.

Further disclosure on MINEBEA MITSUMI’s long-term debt is included in Note 20, Bonds and Borrowings, and Note 35, Financial Instruments, to the consolidated financial statements included elsewhere in this annual report.

Short-term Debt

	As of March 31,
	2017	2016
	(Millions of yen)
Short-term borrowings	49,660	65,507
Bonds maturing within 1 year	—	9,993
Convertible bonds with warrants, within 1 year	—	7,664
Long-term borrowings maturing within 1 year	17,917	13,474

Total	67,577	96,638

As of March 31, 2017, MINEBEA MITSUMI’s short-term debt amounted to 67.6 billion yen, a decrease of 29.1 billion yen, or 30.1%, from the previous fiscal year, mainly due to scheduled redemptions. Short-term borrowings consist of bank loans for MINEBEA MITSUMI with Japanese and foreign financial institutions, which primarily bear interest at a floating rate. The weighted average interest rate of short-term borrowings were 0.45% and 0.72%, as of March 31, 2017 and March 31, 2016, respectively. The weighted average interest rate of long-term borrowings maturing within 1 year were 0.53% and 0.54%, as of March 31, 2017, and March 31, 2016, respectively.

Further disclosure on MINEBEA MITSUMI’s short-term borrowings and bonds is included in Note 20, Bonds and Borrowings, and Note 35, Financial Instruments, to the consolidated financial statements included elsewhere in this annual report.

Working Capital

MINEBEA MITSUMI requires substantial funds for working capital. Its working capital needs are primarily for operating expenses, including manufacturing expenses, employee expenses, research and development, as well as property, building and equipment maintenance.

Financial Condition

MINEBEA MITSUMI’s total assets as of March 31, 2017, amounted to 645.6 billion yen, an increase of 182.8 billion yen, or 39.5%, compared to 462.7 billion yen as of March 31, 2016. The increase was primarily due to the first time consolidation of MITSUMI, with total assets amounting to 174.8 billion yen having been acquired in the business combination.

Total liabilities as of March 31, 2017 amounted to 316.2 billion yen, an increase of 88.8 billion yen, or 39.0%, compared to 227.4 billion yen as of March 31, 2016. The increase was mainly due to liabilities amounting to 99.8 billion yen having been assumed through the consolidation of MITSUMI.

Total equity attributable to owners of MINEBEA MITSUMI increased by 96.2 billion yen, or 42.2%, to 324.3 billion yen as of March 31, 2017, primarily due to an increase in capital surplus of 48.0 billion yen related to the share exchange in the MITSUMI business combination. Equity attributable to owners of MINEBEA MITSUMI increased by 52.3 billion yen due to profit attributable to owners of MINEBEA MITSUMI recorded for the year.

As a result of the above, the shareholders’ equity ratio, calculated as the ratio of total equity attributable to owners of MINEBEA MITSUMI to total assets, as of March 31, 2017, was 50.2%, a 0.9 percentage point increase as compared to March 31, 2016.

5.C Research and Development

MINEBEA MITSUMI engages in various research and development, or R&D, activities related to machined components, electronic devices and components and the MITSUMI business. Its R&D facilities, located both in and outside of Japan, provide individual areas of expertise while working jointly to leverage synergies for the development of new products. In addition, MINEBEA MITSUMI continues to strengthen its R&D capacities through strategic acquisitions and alliances, including that with MITSUMI.

MINEBEA MITSUMI’s R&D costs were 12.3 billion yen, 9.7 billion yen and 9.0 billion yen in the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively. Approximately 14.1%, 19.5% and 18.2% of R&D expenditures were spent on the machined components segment for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively. Such expenditures in this segment were primarily focused on improving the bearings products (including miniature ball bearings and rod-end bearings). R&D in this segment is developing tribological technologies for materials and lubricants as well as ultra-low wear self-lubricating liners (Minelon). Furthermore, MINEBEA MITSUMI is developing highly reliable greases for pivot assemblies, bearings for flight control systems, trunnion bearings used in the latest aircraft models landing gears, high-heat resistant ball bearing units for automobile engine turbochargers, as well as special bearings used in both dental and medical equipment as well as in the aerospace industry.

R&D costs for the electronic devices and components segment were approximately 58.5%, 63.8% and 63.9% of the total R&D costs for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively. R&D efforts focused on development of narrow bezel and curved LED backlights, and high-end lighting products used in smart buildings and cities. In particular, MINEBEA MITSUMI has been selected to benefit from the funding of the Japanese Ministry of the Environment, under the “Joint Crediting Mechanism” program, for its project to develop high-efficiency LED street lighting in Cambodia through the application of wireless technologies that will enable substantial reduction in CO2 emissions. In the area of smart lighting, R&D efforts focused on development of the SALIOT lighting system, which allows for remote control and adjustment of lighting angles and brightness via smartphones or tablets. Other R&D focus areas included new developments to sensing devices such as high precision sensors used in medical beds and biological information systems, as well as for automotive heads-up displays. Product improvements focused on meeting customer demands for smaller, more energy efficient, quiet and reliable motors, for example through a patented fluid bearing design for HDD spindle motors and the development of magnetic devices used in high performance motors.

In the MITSUMI business segment, R&D activities concentrated on semiconductors, MEMS (Micro Electro Mechanical Systems), haptic technology and microactuators used in various industries, such as high-end information communication equipment and components that are particularly used in smartphones such as switches. Recent developments included more accurate semiconductors for lithium-ion battery protection as well as microactuators with optical image stabilization functions for camera modules. R&D costs incurred for the MITSUMI business segment during the two-month consolidation period amounted to 1.7 billion yen, or 14.1% of MINEBEA MITSUMI’s total R&D costs for the fiscal year ended March 31, 2017.

In terms of R&D costs that cannot be allocated to any particular segment, 0.8 billion yen, 0.7 billion yen and 0.5 billion yen for the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively, related mainly to machines made in-house. Further, 0.8 billion yen, 0.9 billion yen and 1.1 billion yen in the fiscal years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively, related to group-wide basic research expenses such as analyses conducted at MINEBEA MITSUMI’s Materials Science Laboratories in Thailand and China.

5.D Trend Information

For a discussion of the trends that affect MINEBEA MITSUMI’s business and operating results, and cash flow information, see “—Operating Results” and “—Liquidity and Capital Resources”, respectively.

5.E Off-Balance Sheet Arrangements

MINEBEA MITSUMI does not presently have any material off-balance sheet transactions.

5.F Tabular Disclosure of Contractual Obligations

As of March 31, 2017, MINEBEA MITSUMI’s contractual obligations were as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of yen)
Bonds and borrowings	164,680	67,646	25,281	783	70,970
Interest obligations	2,740	399	587	512	1,242
Operating lease obligations	6,637	1,059	1,666	610	3,302
Purchase obligations*[1]	99,541	98,781	755	5	—
Contributions to defined benefit pension plans*[2]	2,945	2,945	—	—	—

Total	276,543	170,830	28,289	1,910	75,514

*1	A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transactions. MINEBEA MITSUMI has various obligations to purchase in the ordinary course of business, mainly related to open purchase orders of inventory related goods, property, plant and equipment and intangible assets. Most of MINEBEA MITSUMI’s purchase obligations are based on market prices and generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts to be paid may vary significantly from the amounts presented.
*2	Since contributions beyond the next fiscal year are currently not determinable, contributions to defined benefit pension plans reflect only contributions expected for the next fiscal year.

5.G Safe Harbor

All information that is not historical in nature disclosed under “Item 5.F—Tabular Disclosure of Contractual Obligations” is deemed to be a forward-looking statement. See “Forward Looking Statements” for additional information.

Item 6. Directors, Senior Management and Employees

6.A Directors and Senior Management

The following table shows information about the directors and audit & supervisory board members of MINEBEA MITSUMI as of June 30, 2017:

Name	Position at MINEBEA MITSUMI	Date of Birth	Number of MINEBEA MITSUMI Shares Owned as of July 26, 2017	Percentage Ownership
Yoshihisa Kainuma	Representative Director, CEO & COO	February 6, 1956	72,000	*
Shigeru Moribe	Representative Director, Vice Chairman	October 27, 1956	188,000	*
Ryozo Iwaya	Director, Senior Managing Executive Officer	April 24, 1958	3,000	*
Tamio Uchibori	Director, Senior Managing Executive Officer	September 6, 1952	28,000	*
Tetsuya Tsuruta	Director, Senior Managing Executive Officer	September 4, 1955	3,000	*
Shigeru None	Director, Senior Managing Executive Officer	August 23, 1959	8,000	*
Hiromi Yoda	Director, Senior Managing Executive Officer	June 26, 1952	6,000	*
Shuji Uehara	Director, Senior Managing Executive Officer	January 15, 1955	11,000	*
Michiya Kagami	Director, Managing Executive Officer	September 11, 1957	7,000	*
Hiroshi Aso	Director, Managing Executive Officer	April 3, 1957	6,000	*
Kohshi Murakami	Outside Director	February 8, 1940	0	0
Takashi Matsuoka	Outside Director	January 17, 1964	93,000	*
Kazunari Shimizu	Standing Audit & Supervisory Board Member	May 5, 1953	13,000	*
Kazuyoshi Tokimaru	Standing Audit & Supervisory Board Member	March 28, 1959	0	0
Hisayoshi Rikuna	Outside Audit & Supervisory Board Member	March 5, 1949	0	0
Shinichiro Shibasaki	Outside Audit & Supervisory Board Member	December 2, 1958	0	0

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of MINEBEA MITSUMI.

Yoshihisa Kainuma joined Minebea and was appointed Director and General Manager of Legal Department in December 1988. Mr. Kainuma is a member of the Daini Tokyo Bar Association and the New York State Bar Association. Mr. Kainuma has held various positions with Minebea, including Deputy General Manager of Operations Headquarters and General Manager of the Legal Division. He has served as a Representative Director, President and Chief Executive Officer since April 2009. He was appointed Representative Director, CEO & COO of MINEBEA MITSUMI in June 2017.

Shigeru Moribe joined MITSUMI in March 1980 and was appointed Director, Senior Managing Director, General Manager of the Sales Headquarters of MITSUMI in October 1999. He has served as a Representative Director and President of MITSUMI from April 2002 to December 2016. He was appointed Director and Chairman of the Board of MITSUMI in April 2017 and Representative Director and Vice Chairman of MINEBEA MITSUMI in June 2017.

Ryozo Iwaya joined Minebea in April 1981. Mr. Iwaya has held various positions with Minebea, including Head of the Lighting Device Business Unit at the Electronic Device & Component Business Headquarters. He has served as a Director, Senior Managing Executive Officer, Deputy Chief of Electronic Device & Component Manufacturing Headquarters and Officer in charge of the Electronic Device Division since 2015. He has served as a Chief of the MITSUMI Business Headquarters of MINEBEA MITSUMI and Representative Director, President and Chief Executive Officer of MITSUMI since April 2017.

Tamio Uchibori joined Minebea in April 1977 and was appointed Director and Senior Managing Executive Officer in June 2013. Mr. Uchibori has held various positions with Minebea, including Head of the Corporate Planning Department. He has served as a Director, Senior Managing Executive Officer since June 2013 and Chief of Corporate Planning Headquarters since June 2016.

Tetsuya Tsuruta joined Minebea in April 1981. Mr. Tsuruta has held various positions with Minebea. He has served as a Director, Senior Managing Executive Officer, Chief of Machined Component Manufacturing Headquarters, Officer in charge of the Spindle Motor Division at the Electronic Device & Component Manufacturing Headquarters, and Officer in charge of the Production Support Division since June 2016.

Shigeru None joined Minebea in April 1982 and was elected to its board of directors in June 2015. Mr. None has served as a Deputy Officer in charge of the Sales Division since April 2011, Director since June 2015, Senior Managing Executive Officer since June 2016, and General Manager of Japan & Asian Regional Sales since June 2016.

Hiromi Yoda joined Minebea in April 1978. Mr. Yoda has held various positions with Minebea, including General Manager of the Business Administration Department. He has served as a Director, Senior Managing Executive Officer and Chief of Accounting & Corporate Finance Headquarters since June 2016.

Shuji Uehara joined Minebea in April 1977. Mr. Uehara has held various positions with Minebea, including General Manager of the Business Administration Department and Chief of the HDD Manufacturing Headquarters. He has served as a Senior Managing Executive Officer and Chief of the Business Administration Headquarters since June 2016. He was appointed Director, Vice President and Chief Executive Officer of MITSUMI in January 2017 and elected as a Director of MINEBEA MITSUMI in June 2017.

Michiya Kagami joined Minebea in January 1988. Mr. Kagami has held various positions with Minebea, including Deputy Chief of the Electronic Device & Component Manufacturing Headquarters and Officer in charge of Engineering Development Division at the Electronic Device & Component Manufacturing Headquarters. He has served as a Managing Executive Officer of Minebea since June 2015, and was elected to the board of directors of MINEBEA MITSUMI in June 2017.

Hiroshi Aso joined Kyushu MITSUMI CO., LTD. in March 1981 and has held various positions with MITSUMI, including Director and General Manager of the Development Headquarters and the Semiconductor Business Headquarters, and Officer in charge of the Automotive Devices Business Unit. He has served as a Managing Executive Officer of MITSUMI since April 2016. He was appointed as an adviser of MINEBEA MITSUMI and Deputy Chief of the MITSUMI Business Headquarters and Officer in charge of the Development Division, Semiconductor Business Division and Automotive Devices Business Unit in January 2017 and elected to MINEBEA MITSUMI’s board of directors in June 2017.

Kohshi Murakami was elected as an outside director of Minebea in June 2008. Before joining Minebea, Mr. Murakami served as Chief Judge of the Tokyo High Court and as a professor at Graduate School of Law, Kyoto University. Mr. Murakami has served as a special counsel at TMI Associates since June 2005. He currently serves as an Outside Director and a member of the Independent Committee (which, among other things, decides whether to trigger, amend or take other action with respect to MINEBEA MITSUMI’s takeover defense measures) of MINEBEA MITSUMI.

Takashi Matsuoka was elected as an outside director of Minebea in June 2005. Mr. Matsuoka has served as a Director, Vice President and Executive Officer of KEIAISHA Co., Ltd. since June 2014. Mr. Matsuoka is a cousin of the spouse of Mr. Kainuma.

Kazunari Shimizu joined Minebea in March 1972 and has held various positions, including Deputy General Manager of the Plant Maintenance Department at the Production Support Division and Head of the Plant Maintenance Department at the Production Support Division. He has served as a Standing Audit & Supervisory Board Member since June 2015.

Kazuyoshi Tokimaru has served as a Standing Audit & Supervisory Board Member of Minebea since June 2015. He has held various positions, including General Manager of the Structured Trust Products Department of The Sumitomo Trust and Banking Company, Limited (now Sumitomo Mitsui Trust Bank, Limited), General Manager of the Compliance Department of Sumitomo Mitsui Trust Bank, Limited, Executive Officer and General Manager of the Internal Audit Department of Sumitomo Mitsui Trust Bank, Limited. and Executive Officer and General Manager of the Internal Audit Department of Sumitomo Mitsui Trust Holdings, Inc.

Hisayoshi Rikuna has served as an Outside Audit & Supervisory Board Member of Minebea since June 2011. He is a Representative of Hisayoshi Rikuna Tax Accountant Office. He has held various positions, including Chief Internal Inspector, Director-General’s Secretariat, National Tax Administration, dispatched to the Kanto Shinetsu Region, and Superintendent of Urawa Tax Office.

Shinichiro Shibasaki has served as an Outside Audit & Supervisory Board Member and a Member of the Independent Committee of Minebea since June 2014. He was registered as attorney-at-law and joined Inami and Ota in April 1989. He has served as a member of Dispute Resolution Committee of The General Insurance Association of Japan since October 2010. He has also served as a visiting Professor at Tokai University School of Medicine since April 2015.

6.B Compensation

The aggregate amounts of compensation paid by MINEBEA MITSUMI and its subsidiaries during the fiscal year ended March 31, 2017 to its directors and audit & supervisory board members were approximately 509 million yen and approximately 50 million yen, respectively. MINEBEA MITSUMI does not pay retirement benefits to its directors and audit & supervisory board members for their past services as such.

In response to a requirement to disclose total annual compensation on a consolidated basis to any director or audit & supervisory board member whose total compensation exceeded 100 million yen during the fiscal year, MINEBEA MITSUMI’s Annual Securities Report for the fiscal year ended March 31, 2017, filed with the Kanto

Local Finance Bureau on June 29, 2017 disclosed that Yoshihisa Kainuma, MINEBEA MITSUMI’s Representative Director, President and Chief Executive Officer, received 147.7 million yen of compensation during the fiscal year, consisting of 99.7 million yen of base compensation and 48.0  million yen as a bonus.

6.C Board Practices

MINEBEA MITSUMI’s articles of incorporation provide for a board of directors of not more than 12 members and for not more than five audit & supervisory board members. Shareholders elect the members of the board of directors and audit & supervisory board members at the general shareholders’ meeting. The normal term of office of a member of the board of directors is one year and of an audit & supervisory board member is four years.

The board of directors elects, pursuant to its resolutions, one or more Representative Directors, one Chairman of the Board of Directors and one Vice Chairman of the Board of Directors and President. The Chairman of the Board of Directors oversees the broad outlines and principles of the business, while the Vice-Chairman of the Board of Directors assists the Chairman of the Board of Directors. A Representative Director represents the company and supervises and manages the execution of its business. None of MINEBEA MITSUMI’s members of the board of directors is party to a service contract with MINEBEA MITSUMI or any of its subsidiaries that provides for benefits upon termination of employment.

Under the Companies Act and MINEBEA MITSUMI’s articles of incorporation, MINEBEA MITSUMI may enter into liability limitation agreements with non-executive directors, limiting the maximum amount of their liabilities to MINEBEA MITSUMI that arise in connection with a failure to execute their duties in good faith and without gross negligence to an amount equal to the minimum liability amount prescribed in applicable laws and regulations.

Under the Companies Act, MINEBEA MITSUMI must have at least three audit & supervisory board members. At least half of the audit & supervisory board members are required to be an “outside” audit & supervisory board member, which is any person who satisfies all of the following requirements:

(a)	the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of MINEBEA MITSUMI or its subsidiaries during the 10-year period before becoming an outside audit & supervisory board member;

(b)	if the person was an audit & supervisory board member of MINEBEA MITSUMI or any of its subsidiaries at any time during the 10-year period before becoming an outside audit & supervisory board member, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of MINEBEA MITSUMI or any of its subsidiaries during the 10-year period before becoming an audit & supervisory board member of MINEBEA MITSUMI or any of its subsidiaries; and

(c)	the person is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of MINEBEA MITSUMI.

The audit & supervisory board members may not at the same time be a member of the board of directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of MINEBEA MITSUMI or any of its subsidiaries. Together, these audit & supervisory board members form the audit & supervisory board. The audit & supervisory board members have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The audit & supervisory board members also monitor the administration of MINEBEA MITSUMI’s affairs by the members of the board of directors. Audit & supervisory board members are not required to be, and MINEBEA MITSUMI’s audit & supervisory board members are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Companies Act and MINEBEA MITSUMI’s articles of incorporation, MINEBEA MITSUMI may enter into liability limitation agreements with the audit & supervisory board members, limiting the maximum amount of their liabilities to MINEBEA MITSUMI that arise in connection with a failure to execute their duties in good faith and without gross negligence for damages to an amount equal to the minimum liability amount prescribed in applicable laws and regulations.

MINEBEA MITSUMI does not have a remuneration committee.

6.D Employees

The total number of MINEBEA MITSUMI employees, on a consolidated basis, was 78,957 as of March 31, 2017, 62,480 as of March 31, 2016 and 63,967 as of March 31, 2015. The following tables set forth a breakdown of persons employed by business segment and by geographic location as of March 31, 2017, 2016 and 2015.

	Number of Employees as of March 31,				Number of Employees as of March 31,
Segment	2017	2016	2015	Location	2017	2016	2015
Machined components	17,725	17,592	18,301	Japan	6,067	3,600	3,493
Electronic devices and components	41,081	44,096	44,888	North America	2,127	1,672	1,727
MITSUMI business	19,353	—	—	Europe	2,147	1,904	1,807
Other	195	183	140	Asia	68,616	55,304	56,940
Corporate	603	609	638

The number of persons employed in Japan increased significantly during the fiscal year ended March 31, 2017 due to the business integration between Minebea and MITSUMI through the share exchange, consummated on January 27, 2017. Approximately 20% of the full-time employees were members of labor unions. MINEBEA MITSUMI considers its labor relations to be good.

In addition to full-time employees, MINEBEA MITSUMI employs a number of temporary and part-time employees. In the fiscal year ended March 31, 2017, MINEBEA MITSUMI employed an average of 22,107 temporary and part-time employees.

6.E Share Ownership

For information on the number of shares of MINEBEA MITSUMI’s common stock held by each member of the board of directors and audit & supervisory board member as of March 31, 2017, see “Item 6.A Directors and Senior Management.” The shares held by each member of the board of directors and audit & supervisory board member do not include options that are exercisable for shares of MINEBEA MITSUMI’s common stock. For a description of these options, see “—Stock Options” below.

Stock Options

As of July 26, 2017, the individuals named above held options issued by MINEBEA MITSUMI. Each option gives the holder the right to purchase 100 shares of common stock of MINEBEA MITSUMI. The options are exercisable within ten days from the day immediately following the date of the holder’s termination of service as director of MINEBEA MITSUMI. The name of the options, the expiration date and the aggregate number of options held by the individuals named above as of July 26, 2017 are as follows:

Name of series	Expiration date	Exercise price (Yen)	Aggregate number of options held
Minebea Co., Ltd. 1st Series of Stock Acquisition Rights	July 16, 2042	1	10,000
Minebea Co., Ltd. 2nd Series of Stock Acquisition Rights	July 15, 2043	1	15,000
Minebea Co., Ltd. 3rd Series of Stock Acquisition Rights	July 17, 2044	1	9,000

Employee Shareholding Incentive Plan

In order to incentivize its group employees to increase the enterprise value of MINEBEA MITSUMI, MINEBEA MITSUMI offers to its employees a “Trust-type Employee Shareholding Incentive Plan,” or the Plan, in which all employees of MINEBEA MITSUMI who are members of the Minebea Employee Stock Holding Partnership, or the Partnership, may participate. In connection with the Plan, on May 10, 2012, MINEBEA MITSUMI entered into the Minebea Employee Stock Holding Partnership Exclusive Trust Agreement, or the Trust Agreement, with a certain bank, with MINEBEA MITSUMI acting as the settlor and the bank acting as trustee. Pursuant to the Plan and the Trust Agreement, the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” was established at the bank for the purpose of securing the MINEBEA MITSUMI shares that the Partnership may purchase. The trust further borrowed money from banks (with MINEBEA MITSUMI providing a guarantee with respect to the loan) for the purpose of purchasing MINEBEA MITSUMI shares that the Partnership was expected to acquire by the end of May 2017. The trust acquired shares of MINEBEA MITSUMI from the market in the amount of such borrowed funds at the time the Plan was introduced in May 2012, and has since been periodically transferring MINEBEA MITSUMI shares to the Partnership in accordance with pre-established plans. The trust will terminate upon, among other events, the sale of all shares of MINEBEA MITSUMI that are trust assets of the trust. If any capital gains from, for example, the sale of MINEBEA MITSUMI shares accumulate within the trust by the time of its termination, and any money remains within the trust after repaying any debts of the trust, then such money is to be distributed as residual assets to those employees that qualify as eligible beneficiaries.

In accordance with the determination by the Minebea Employee Stock Holding Partnership and an amendment agreement with the bank and the trust administrators, the end date of the trust period, during which the Partnership can acquire additional MINEBEA MITSUMI shares from the trust, has been extended from May 9, 2017 to December 27, 2018.

The book value of MINEBEA MITSUMI shares owned by the trust was 1,212 million yen and 889 million yen as of March 31, 2016 and March 31, 2017, respectively. The number of MINEBEA MITSUMI shares owned by the trust was 3,754,000 shares and 2,753,000 shares as of March 31, 2016 and March 31, 2017, respectively.

Item 7. Major Shareholders and Related Party Transactions

7.A Major Shareholders

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange (including American Depositary Shares representing such shares) must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

The following table provides information regarding shareholders appearing on MINEBEA MITSUMI’s register of shareholders as of March 31, 2017 that held 5% or more of MINEBEA MITSUMI’s outstanding common stock:

Name	Number of MINEBEA MITSUMI shares owned	Percentage of outstanding MINEBEA MITSUMI shares owned
	(Thousands of shares)
The Master Trust Bank of Japan, Ltd. (Trust Account)*1	31,045	7.33
Japan Trustee Services Bank, Ltd. (Trust Account)*1	22,885	5.41

*1	MINEBEA MITSUMI understands that The Master Trust Bank of Japan, Ltd. (Trust Account) and Japan Trustee Services Bank, Ltd. (Trust Account) are not the beneficial owners of MINEBEA MITSUMI’s common stock. The shares of common stock are held in trust accounts, which do not disclose the names of beneficiaries.

As of July 26, 2017, MINEBEA MITSUMI had received from the following entities during the preceding five years reports on changes in substantial shareholding pursuant to the Financial Instruments and Exchange Law, indicating that such entities own the number of MINEBEA MITSUMI common stock set forth below. MINEBEA MITSUMI is not able to confirm the number of shares actually owned by such shareholders.

Name	Number of MINEBEA MITSUMI shares owned	Percentage of outstanding MINEBEA MITSUMI shares owned*7
	(Thousands of shares)
Sumitomo Mitsui Trust Bank, Limited*2 and its affiliated entities	52,561	12.42
Mitsubishi UFJ Financial Group, Inc.*3 and its affiliated entities	25,714	6.07
Nomura Securities Co., Ltd.*[4] and its affiliated entities	22,967	5.43
Mizuho Bank, Ltd.*5 and its affiliated entities	22,695	5.36
BlackRock Japan Co., Ltd.*6 and its affiliated entities	20,032	4.73

*2	The report, dated February 6, 2017, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of MINEBEA MITSUMI common stock set forth above as of January 31, 2017.
*3	The report, dated February 6, 2017, indicated that this entity, together with three affiliated entities, in the aggregate owned the number of shares of MINEBEA MITSUMI common stock set forth above as of January 30, 2017.
*4	The report, dated January 6, 2017, indicated that this entity, together with two affiliated entities, in the aggregate owned the number of shares of Minebea common stock set forth above as of December 30, 2016.

*5	The report, dated February 22, 2017, indicated that this entity, together with four affiliated entities, in the aggregate owned the number of shares of MINEBEA MITSUMI common stock set forth above as of February 15, 2017.
*6	The report, dated October 20, 2016, indicated that this entity, together with six affiliated entities, in the aggregate owned the number of shares of Minebea common stock set forth above as of October 14, 2016.
*7	Calculated by dividing the share number immediately to the left of the percentage figure by the number of outstanding shares of MINEBEA MITSUMI as of March 31, 2017. These figures do not necessarily represent the actual percentage of outstanding shares held by the relevant entities on such date, or any other date.

None of MINEBEA MITSUMI’s major shareholders have different voting rights.

As of March 31, 2017, there were 138 record holders of our common stock with addresses in the United States, whose shareholdings represented approximately 15.5% of our outstanding common stock on that date. Because some of these shares were held by brokers or other nominees, the number of record holders with addresses in the United States might not fully reflect the number of beneficial owners in the United States.

To the extent known to MINEBEA MITSUMI, MINEBEA MITSUMI is not owned or controlled, directly or indirectly, by another corporation, any foreign government or any natural or legal person.

MINEBEA MITSUMI knows of no arrangements the operation of which may at a later time result in a change of control.

7.B Related Party Transactions

In the ordinary course of business and through negotiations in consideration of market price, MINEBEA MITSUMI entered into a supply agreement with KEIAISHA Co., Ltd., of which a certain member of the Board of Directors of MINEBEA MITSUMI serves as Director, Vice President and Executive Officer, to provide steel, machine equipment and components, and other industrial materials, such as grease and chemicals. For the fiscal year ended March 31, 2017, MINEBEA MITSUMI recorded a total expense of approximately 3.4 billion yen for purchasing such materials in connection with this agreement. MINEBEA MITSUMI does not consider the above transactions to be material to its business.

7.C Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

8.A Consolidated Statements and Other Financial Information

1-3.	Consolidated Financial Statements. MINEBEA MITSUMI’s audited consolidated financial statements are included under “Item 18. Financial Statements.” Except for MINEBEA MITSUMI’s consolidated financial statements included under Item 18, no other information in this annual report has been audited by MINEBEA MITSUMI’s auditors.

4.	Not applicable.

5.	Not applicable.

6.	Export Sales. See “Item 5.A Operating Results—Results of Operations—Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016—Geographic Information” and “Item 5.A Operating Results—Results of Operations—Fiscal Year Ended March 31, 2016 Compared to Fiscal Year Ended March 31, 2015—Geographic Information.”

7.	Legal and Arbitration Proceedings. See “Item 4.B Business Overview—Legal Proceedings.”

8.	Dividend Policy. See “Item 5.B Liquidity and Capital Resources—Dividends and Repurchase of Common Stock.”

8.B Significant Changes

Except as disclosed in this annual report, there have been no significant changes since the date of MINEBEA MITSUMI’s latest annual financial statements.

Item 9. The Offer and Listing

9.A Listing Details

The following table sets forth, for the periods indicated, the reported high and low sales prices per share of MINEBEA MITSUMI’s common stock on the First Section of the Tokyo Stock Exchange.

	MINEBEA MITSUMI common stock
	Price per share
	High	Low
Fiscal year ended March 31,
2013	¥372.0	¥241.0
2014	962.0	275.0
2015	2,080.0	822.0
2016:	2,358.0	671.0
First quarter	2,358.0	1,769.0
Second quarter	2,103.0	1,233.0
Third quarter	1,540.0	1,008.0
Fourth quarter	1,076.0	671.0
2017:	1,625.0	614.0
First quarter	992.0	632.0
Second quarter	1,073.0	614.0
Third quarter	1,221.0	886.0
Fourth quarter	1,625.0	1,052.0
January 2017	1,182.0	1,052.0
February 2017	1,468.0	1,108.0
March 2017	1,625.0	1,397.0
2018:
First quarter	1,978.0	1,403.0
April 2017	1,618.0	1,403.0
May 2017	1,840.0	1,575.0
June 2017	1,978.0	1,781.0
Second quarter
July 2017 (through July 26)	1,978.0	1,744.0

9.B Plan of Distribution

Not applicable.

9.C Markets

MINEBEA MITSUMI’s common stock is listed on the First Sections of the Tokyo Stock Exchange and the Nagoya Stock Exchange.

9.D Selling Shareholders

Not applicable.

9.E Dilution

Not applicable.

9.F Expenses of the Issue

Not applicable.

Item 10. Additional Information

10.A Share Capital

Not applicable.

10.B Memorandum and Articles of Incorporation

Objects and Purposes

The purpose of MINEBEA MITSUMI, as provided in Article 2 of its Articles of Incorporation, shall be to engage in the following lines of business:

1.	Manufacture, sale, export and import of the following:

(1)	steel balls, ball bearings, and bearing-related products;

(2)	electric rotating components, control devices and gear trains;

(3)	semiconductor elements, optical elements, electronic devices and precision machinery;

(4)	equipment loaded on aircraft or flight object, parts, components and materials thereof or therefore, and machinery and equipment related thereto;

(5)	electronic sound instruments;

(6)	fasteners and metal products and jigs related thereto;

(7)	ordinary and special steel wires, and steel bars and rods;

(8)	fire-treated products, handguns and other firearms;

(9)	measuring equipment and detecting instruments;

(10)	household electric appliances, electric machinery and equipment, industrial machinery and equipment, telecommunications equipment and machinery and equipment related thereto, machinery and equipment for vehicle applications and relevant peripheral equipment, and scientific and chemical equipment and instruments;

(11)	wheels and other important parts for motor vehicles;

(12)	non-ferrous metal die casting;

(13)	parking facilities and parts thereof; and

(14)	machinery, equipment, parts and components required for the manufacture of any of the foregoing products;

2.	Manufacture, sale, marketing, repair, export and import of medical instruments;

3.	Consulting business relating to various measuring operations, and design and engineering supervision as well as contract for electrical work;

4.	Heat treating and surface treating;

5.	Sheet metal processing and pressing;

6.	Purchase, sale, leasing, brokerage and management of real estate;

7.	Money lending;

8.	Any and all other business incidental or relating to any of the foregoing; and

9.	Securities investment.

Directors

There is no provision in MINEBEA MITSUMI’s Articles of Incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the board of directors.

MINEBEA MITSUMI’s Regulations of the Board of Directors provides that the incurrence by the company of a significant loan from a third party should be approved by the board of directors.

Common Stock

The following information relates to the shares of MINEBEA MITSUMI common stock, including summaries of certain provisions of MINEBEA MITSUMI’s articles of incorporation and share handling regulations, the Companies Act of Japan, and the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Law”) relating to joint-stock corporations.

General

MINEBEA MITSUMI is a joint-stock corporation under the Companies Act. The rights of shareholders of a joint-stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of MINEBEA MITSUMI is as provided in its articles of incorporation and consists of 1,000,000,000 shares of common stock.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Law. The shares of MINEBEA MITSUMI common stock, which are listed on the Tokyo Stock Exchange and the Nagoya Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at JASDEC. “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further requirements of the Book-Entry Law can open accounts directly at JASDEC.

Under the Book-Entry Law, any transfer of listed shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against MINEBEA MITSUMI, the transferee must have its name and address registered in MINEBEA MITSUMI’s register of shareholders, except in limited circumstances. Under the clearing system, MINEBEA MITSUMI generally makes such registration based on the information provided in a general shareholders notification issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with MINEBEA MITSUMI’s transfer agent through the account managing institution and JASDEC. See “—Register of Shareholders” for more information.

Non-resident shareholders of MINEBEA MITSUMI are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of its standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to MINEBEA MITSUMI’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from MINEBEA MITSUMI to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint-stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “—Restrictions on Dividends” below.

Under the articles of incorporation of MINEBEA MITSUMI and the Companies Act, MINEBEA MITSUMI may, by resolution of MINEBEA MITSUMI’s general meeting of shareholders or its board of directors:

•	distribute annual dividends in cash and/or in kind to shareholders of record as of March 31 of each year;

•	distribute interim dividends in cash and/or in kind to shareholders of record as of September 30 of each year; and

•	distribute dividends in cash and/or in kind to shareholders as of a record date to be fixed for such distribution from time to time.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of the general meeting of shareholders or board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividend. If dividends are to be paid in kind, MINEBEA MITSUMI may grant its shareholders the right to require MINEBEA MITSUMI to pay such dividends in cash instead of in kind. If no such right is granted to shareholders, the payment of dividends in kind must be approved by a special resolution of a general meeting of shareholders. Under its articles of incorporation, MINEBEA MITSUMI is not obligated to pay any dividends in cash that remain unclaimed for a period of three years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, MINEBEA MITSUMI must, until the aggregate amount of MINEBEA MITSUMI’s capital surplus reserve and earned surplus reserve reaches one quarter of its stated capital, set aside in its capital surplus reserve and/or earned surplus reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one-quarter of its stated capital less the aggregate amount of its capital surplus reserve and earned surplus reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that net assets are not less than 3 million yen, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net income for the relevant period as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that MINEBEA MITSUMI received for the treasury stock that MINEBEA MITSUMI disposed of during such period;

less the sum of:

(c) the book value of treasury stock;

(d) in the event that MINEBEA MITSUMI disposed of treasury stock after the end of the last fiscal year, the amount of consideration that MINEBEA MITSUMI received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of MINEBEA MITSUMI’s goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus and other retained earnings at the end of the last fiscal year;

(ii) in the event that MINEBEA MITSUMI disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that MINEBEA MITSUMI received for such treasury stock;

(iii) in the event that MINEBEA MITSUMI reduced its stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

over the sum of:

(v) in the event that MINEBEA MITSUMI canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi) in the event that MINEBEA MITSUMI distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that MINEBEA MITSUMI paid dividends after the end of the last fiscal year, the amount set aside in MINEBEA MITSUMI’s capital surplus reserve and/or earned surplus reserve;

c. in the event that MINEBEA MITSUMI disposed of treasury stock in the process of (x) a merger in which MINEBEA MITSUMI acquired all rights and obligations of a company, (y) a corporate split in which MINEBEA MITSUMI acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which MINEBEA MITSUMI acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that MINEBEA MITSUMI received for such treasury stock;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which MINEBEA MITSUMI transferred all or a part of its rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which MINEBEA MITSUMI acquired all rights and obligations of a company, (y) a corporate split in which MINEBEA MITSUMI acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which MINEBEA MITSUMI acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of MINEBEA MITSUMI’s other capital surplus after such merger, corporate split or share exchange, less the amount of its other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or share exchange, less the amount of its other retained earnings before such merger, corporate split or share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, provided that an amount not exceeding one-half of such paid-in amount may be accounted for as capital surplus reserve. MINEBEA MITSUMI may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. MINEBEA MITSUMI may also transfer all or any part of the surplus as described in “—Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. MINEBEA MITSUMI may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, MINEBEA MITSUMI may transfer such amounts in the whole or in part to capital surplus reserve or earned surplus reserve.

Share Splits

MINEBEA MITSUMI may at any time split the outstanding shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as MINEBEA MITSUMI’s only class of outstanding shares is common stock, MINEBEA MITSUMI may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by MINEBEA MITSUMI’s shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

MINEBEA MITSUMI may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. MINEBEA MITSUMI must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, MINEBEA MITSUMI must give public notice of the share consolidation, at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each unit of shares and (b) the ratio of share consolidation is a number that contains a fractional part less than one. MINEBEA MITSUMI must give public notice at least 20 days prior to the effective date, and any shareholder of MINEBEA MITSUMI (i) who, being entitled to vote at a general meeting of shareholders, notifies MINEBEA MITSUMI prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders may demand that MINEBEA MITSUMI purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the numbers of shares recorded in all accounts held by MINEBEA MITSUMI’s shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the articles of incorporation of MINEBEA MITSUMI and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of MINEBEA MITSUMI who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

A shareholder of MINEBEA MITSUMI who holds shares constituting less than one unit may at any time demand that MINEBEA MITSUMI purchase its shares of less than one unit. In addition, the articles of incorporation of MINEBEA MITSUMI provide that a shareholder who holds shares constituting less than one unit may at any time demand that MINEBEA MITSUMI sell to it from any available treasury stock the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by MINEBEA MITSUMI pursuant to such a demand will be equal to (a) the closing price of shares of MINEBEA MITSUMI reported by the Tokyo Stock Exchange on the day when the demand is received by MINEBEA MITSUMI’s transfer agent or (b) if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter. Under the clearing system, such demand must be made to MINEBEA MITSUMI through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of MINEBEA MITSUMI’s shareholders is held in June each year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time, and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders (if any), among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least three percent of MINEBEA MITSUMI’s total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “—Register of Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or one percent of MINEBEA MITSUMI’s total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to MINEBEA MITSUMI’s shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom MINEBEA MITSUMI may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by the Companies Act, under the articles of incorporation of MINEBEA MITSUMI, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting having no quorum requirement other than for matters relating to appointment and removal of directors and audit and supervisory board members, which must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present.

However, except as otherwise provided by the Companies Act, under the articles of incorporation of MINEBEA MITSUMI, a resolution of a shareholders’ meeting regarding important matters (including the following matters) can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such important matters include the following:

(a)	any amendment to MINEBEA MITSUMI’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b)	a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c)	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d)	the transfer of all or a substantial part of MINEBEA MITSUMI’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e)	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f)	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g)	a share exchange or share transfer for the purpose of establishing a 100 percent parent-subsidiary relationship, subject to a certain exceptions under which a shareholders’ resolution is not required;

(h)	any issuance of new shares or transfer of existing shares held by MINEBEA MITSUMI as treasury stock at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i)	any acquisition by MINEBEA MITSUMI of its own shares from specific persons other than MINEBEA MITSUMI’s subsidiaries;

(j)	a share consolidation; or

(k)	the removal of an audit & supervisory board member.

Liquidation Rights

In the event of liquidation of MINEBEA MITSUMI, the assets remaining after payment of all the debts, liquidation expenses, and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

MINEBEA MITSUMI may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in MINEBEA MITSUMI’s articles of incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders represented at the meeting where a quorum of a majority of the total voting rights is present, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than 50% of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent of the voting rights of all shareholders notifies MINEBEA MITSUMI of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless MINEBEA MITSUMI’s financial condition is extremely severe and there is an urgent necessity for business continuity of MINEBEA MITSUMI. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

Shareholders of MINEBEA MITSUMI have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in (h) of the “—Voting Rights” and the issuance of new shares which requires shareholders’ approval described in “—Issuance of New Shares” above. The board of directors may, however, determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date at least two weeks prior to which public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

MINEBEA MITSUMI may issue stock acquisition rights or bonds with stock acquisition rights. Upon the exercise of stock acquisition rights, MINEBEA MITSUMI will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable condition described in (h) of the “—Voting Rights” or is subject to the shareholders’ approval requirement described in “—Issuance of New Shares” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in MINEBEA MITSUMI’s register of shareholders will be made by MINEBEA MITSUMI upon the receipt of the general shareholders notification given to MINEBEA MITSUMI by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, MINEBEA MITSUMI will register the names, addresses and other information of shareholders in MINEBEA MITSUMI’s register of shareholders without the general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Law such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in MINEBEA MITSUMI’s register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Law, the shareholder may exercise such rights upon giving the company a notice of individual shareholders through JASDEC during a certain period prescribed under the Book-Entry Law.

Record Date

Under the articles of incorporation of MINEBEA MITSUMI, March 31 is the record date for MINEBEA MITSUMI’s year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders and September 30 is the record date for MINEBEA MITSUMI’s interim dividends. In addition, by a resolution of the board of directors, and after giving at least two weeks’ prior public notice, MINEBEA MITSUMI may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock.

Under the Book-Entry Law, JASDEC is required to promptly give MINEBEA MITSUMI notice of the names and addresses of MINEBEA MITSUMI’s shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase by MINEBEA MITSUMI of Common Stock

MINEBEA MITSUMI may repurchase its shares of common stock:

(a)	by way of purchase on any stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan, or FIEA, pursuant to a resolution at a general meeting of shareholders or a resolution of the board of directors;

(b)	by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution at a general meeting of shareholders; and

(c)	by purchase from any of its subsidiaries, pursuant to the resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above for the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter); or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by MINEBEA MITSUMI may not exceed the amount that MINEBEA MITSUMI may distribute as surplus. For more details regarding surplus, see “—Dividends” above.

Transfer Agent

MINEBEA MITSUMI’s transfer agent, as set forth in the share handling regulations of MINEBEA MITSUMI, is Sumitomo Mitsui Trust and Bank, Limited. The transfer agent maintains MINEBEA MITSUMI’s register of shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of an appropriate Local Finance Bureau of the Ministry of Finance, within five business days, a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of one percent or more in any such holding ratio or any change in material matters set out in any previous filed reports. For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically. The report is then disclosed via the Internet.

10.C Material Contracts

MINEBEA MITSUMI has no material contracts aside from those entered in its ordinary course of business.

10.D Exchange Controls

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by MINEBEA MITSUMI and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell MINEBEA MITSUMI’s shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations within Japan are regarded as Exchange Residents, and branches and other offices of Japanese corporations located outside Japan are regarded as Exchange Non-Residents.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are Exchange Non-Residents;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within either of the preceding two items or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are Exchange Non-Residents.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the

Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is ¥100 million or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an Inward Direct Investment if such Foreign Investor acquires and, together with parties who have a special relationship with such Foreign Investor as defined in the cabinet order, holds 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. In general, any Foreign Investor who intends to engage in an Inward Direct Investment must file a report of the acquisition with the Minister of Finance and any other competent ministers having jurisdiction over the relevant Japanese company on or before the 15th day of the month following the month in which such acquisition was made. However, if the relevant Japanese company engages in any of the specific businesses designated by the Foreign Exchange Regulations (including, but not limited to, the petroleum refinery business which is currently conducted by MINEBEA MITSUMI), the Foreign Investor must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

10.E Taxation

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of owning and disposing of MINEBEA MITSUMI shares in your particular circumstances.

For the purposes of discussion of Japanese and U.S. federal income tax consequences of the share exchange below, the term “Treaty” refers to the current income tax convention between the United States and Japan, as amended; a “U.S. Holder” refers to any beneficial owner of shares of MINEBEA MITSUMI common stock that is (i) a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust that is subject to the primary supervision of a U.S. court and the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; and an “Eligible U.S. Holder” refers to a U.S. Holder that: (i) is a resident of the United States for purposes of the Treaty; (ii) does not maintain a permanent establishment in Japan (a) with which shares of MINEBEA MITSUMI common stock are effectively connected or (b) of which shares of MINEBEA MITSUMI common stock form part of the business property; and (iii) is eligible for benefits under the Treaty, with respect to income and gain derived in connection with the shares of MINEBEA MITSUMI common stock.

Japanese Tax Consequences

The following is a discussion of the principal Japanese tax consequences (limited to national taxes) of the ownership of shares of MINEBEA MITSUMI common stock to non-resident holders. A “non-resident holder” means a holder of shares of MINEBEA MITSUMI common stock, as the case may be, who holds such shares as portfolio investments, and who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan. For purposes of this discussion, a holder of shares is considered to own such shares, as applicable, as a portfolio investment if the holder owns less than 25% of the total number of the relevant corporation’s issued shares.

The statements regarding Japanese tax laws set forth below are based on the laws in force and double taxation conventions applicable as of the date hereof which are subject to change, possibly on a retroactive basis. This discussion is not exhaustive of all possible tax considerations which may apply to a particular non-resident holder, and potential non-resident holders are advised to satisfy themselves as to the overall tax consequences of the ownership and disposition of MINEBEA MITSUMI’s shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Ownership and Disposition of MINEBEA MITSUMI Shares

Generally, a non-resident holder will be subject to Japanese withholding tax on dividends paid by MINEBEA MITSUMI. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders is (a) 20.42% for dividends to be paid on or before December 31, 2037, and (b) 20% for dividends to be paid thereafter. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of MINEBEA MITSUMI common stock) to non-resident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20.42% withholding tax rate is reduced to (i) 15.315% for dividends to be paid on or before December 31, 2037, and (ii) 15% for dividends to be paid thereafter.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate is reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, and 10% under the income tax treaties with Australia, France, the Netherlands, Sweden, Switzerland, the United Kingdom and the United States).

Under the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a portfolio investor generally is limited to 10% of the gross amount, and dividends paid by a Japanese corporation to an Eligible U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund.

If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by MINEBEA MITSUMI to any particular non-resident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular non-resident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular non-resident holder, such non-resident holder of shares of MINEBEA MITSUMI common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax

Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for a non-resident holder may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks together with any required forms and documents. A non-resident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but that failed to submit the required application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such non-resident holder is entitled to an exemption under the applicable income tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. MINEBEA MITSUMI does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty where the required procedures described above are not followed.

Gains derived from the sale or other disposition of shares of MINEBEA MITSUMI common stock outside Japan by a non-resident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of MINEBEA MITSUMI common stock as legatee, heir or donee even if neither the acquiring individual nor the decedent nor the donor is a Japanese resident.

Holders of MINEBEA MITSUMI common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the United States and Japan.

U.S. Federal Income Tax Consequences

The following discussion describes the U.S. federal income tax consequences to U.S. Holders of owning MINEBEA MITSUMI common stock. The discussion is applicable to a U.S. Holder that holds shares of MINEBEA MITSUMI common stock as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code.

Except where noted, this discussion does not deal with holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	banks, financial institutions, insurance companies or mutual funds;

•	tax-exempt entities;

•	former citizens or long-term residents of the United States;

•	persons holding shares of MITSUMI common stock or Minebea common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly, indirectly or constructively) 10% or more of the voting shares of MITSUMI;

•	holders of MITSUMI stock options;

•	persons who received their shares of MITSUMI common stock upon the exercise of stock options or otherwise as compensation for services;

•	except as specifically described below, U.S. Holders of shares of MITSUMI common stock that will own (directly, indirectly or constructively) 5% or more of either the total voting power or the total value of the shares of Minebea immediately after the share exchange or the integrated transaction, as discussed below (“5% Transferee Shareholders”); or

•	persons whose “functional currency” is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the Code, U.S. Treasury regulations, rulings and judicial decisions issued under the Code as of the date of this registration statement. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. Neither Minebea nor MITSUMI has requested a ruling from the U.S. Internal Revenue Service, or the IRS, with respect to any of the U.S. federal income tax consequences of the share exchange or any of the other matters discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (other than Japanese withholding taxes, as specifically described under “—Ownership and Disposition of Shares of MINEBEA MITSUMI Common Stock—Distributions”), or other U.S. federal tax consequences, such as U.S. federal estate or gift tax consequences, alternative minimum tax consequences or the Medicare tax on net investment income. U.S. Holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the share exchange and the ownership or disposition of shares of MINEBEA MITSUMI common stock in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of MINEBEA MITSUMI common stock and will hold shares of MINEBEA MITSUMI common stock after the share exchange, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such stock should consult their own tax advisors regarding the U.S. federal income tax treatment of holding shares of MINEBEA MITSUMI common stock.

Distributions

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, the gross amount of distributions paid to a U.S. Holder with respect to shares of MINEBEA MITSUMI common stock, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of MINEBEA MITSUMI’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received by the U.S. Holder. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to shares of MINEBEA MITSUMI common stock exceed MINEBEA MITSUMI’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. Holder’s tax basis in the shares of MINEBEA MITSUMI common stock, and thereafter as capital gain. MINEBEA MITSUMI does not expect to maintain calculations of its earnings and profits under U.S. federal income tax principles; therefore, U.S. Holders should expect that the entire amount of any distribution generally will be reported as dividend income.

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, dividends paid by a “qualified foreign corporation” to non-corporate U.S. Holders, including individuals, are subject to reduced rates of U.S. federal income taxation, provided certain holding period requirements are satisfied. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of an income tax treaty with the United States that meets certain requirements. The U.S. Treasury Department has determined that the Treaty meets these requirements, and it is expected that MINEBEA MITSUMI will be eligible for the benefits of the Treaty. U.S. Holders should consult their own tax advisors regarding the availability of the reduced U.S. federal income tax rate on dividends in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. Holder’s U.S. federal income tax liability. See “—Japanese Tax Consequences—Ownership and Disposition of MINEBEA MITSUMI Shares” for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to the reduced rates of U.S. federal income taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. Holder to any foreign country with respect to that year. Dividends paid on shares of MINEBEA MITSUMI common stock will be treated as income from sources outside the United States and will constitute “passive income” or, in the case of certain U.S. Holders, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Sale or Other Disposition of Shares of MINEBEA MITSUMI Common Stock

Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, a U.S. Holder will recognize taxable gain or loss on any sale or other taxable disposition of shares of MINEBEA MITSUMI common stock in an amount equal to the difference between the amount realized for the shares of MINEBEA MITSUMI common stock and such U.S. Holder’s tax basis in the shares of MINEBEA MITSUMI common stock, each calculated in U.S. dollars. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares of MINEBEA MITSUMI common stock exceeds one year at the time of sale or other disposition. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. Holder on the shares of MINEBEA MITSUMI common stock will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Considerations

Special, unfavorable, U.S. federal income tax rules will apply to U.S. Holders that hold shares of MINEBEA MITSUMI common stock if MINEBEA MITSUMI is a passive foreign investment company, or PFIC, at any time during which the U.S. Holder has held or holds shares of MINEBEA MITSUMI common stock. Such rules may change the treatment of distributions on and dispositions of shares of MINEBEA MITSUMI common stock described above. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income.

MINEBEA MITSUMI does not believe that it was a PFIC for the fiscal year ended March 31, 2017, and does not expect to be a PFIC for its current fiscal year, based on the expected composition of its income and assets and intends to continue its operations in such a manner that it will not become a PFIC in the future. Because the PFIC determination is made annually after the end of the taxable year and the application of the PFIC rules is not entirely clear, no assurances can be made regarding determination of the PFIC status of MINEBEA MITSUMI in the current or any future taxable year. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their own tax situation.

If MINEBEA MITSUMI is a PFIC at any time during the holding period of a U.S. Holder, gain on disposition of shares of MINEBEA MITSUMI common stock and any distribution in excess of 125% of the average of the annual distributions on shares of MINEBEA MITSUMI common stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period (whichever is shorter) will be subject to the PFIC rules. In the absence of certain elections, the gain and any excess distributions will be allocated ratably to each day of the U.S. Holder’s holding period for the shares of MINEBEA MITSUMI common stock. Amounts allocated to the current taxable year and to any taxable years before MINEBEA MITSUMI became a PFIC would be treated as ordinary income in the U.S. Holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that MINEBEA MITSUMI became a PFIC will be taxed at the highest rate in effect for that taxable year on ordinary income. The tax will be subject to an interest charge at the rate applicable to underpayments of income tax. Additionally, if MINEBEA MITSUMI is a PFIC for the taxable year in which a dividend is paid or was a PFIC in the preceding year, such dividends will not be eligible for reduced rates of U.S. federal income taxation as described above under “—Distributions.” If a U.S. Holder owned or owns shares of MINEBEA MITSUMI common stock in any year in which MINEBEA MITSUMI was or is a PFIC, the U.S. Holder will be required to file IRS Form 8621 (or any other form subsequently specified by the U.S. Department of the Treasury) with the U.S. Holder’s U.S. federal income tax return.

U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences applicable to their own tax situation.

Information Reporting and Backup Withholding

Information reporting requirements will apply to (i) cash payments received, if any, in the share exchange, (ii) dividends in respect of shares of MINEBEA MITSUMI common stock, and (iii) the proceeds received on the sale or other disposition of shares of MINEBEA MITSUMI common stock within the United States, and, in some cases, outside of the United States by a U.S. Holder unless such U.S. Holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. Holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

Certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include shares of MINEBEA MITSUMI common stock) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their ownership and disposition of shares of common stock.

10.F Dividends and Paying Agents

Not applicable.

10.G Statement by Experts

Not applicable.

10.H Documents on Display

MINEBEA MITSUMI is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

MINEBEA MITSUMI is subject to reporting obligations, and any filings it makes will be available via the website of the SEC, at http://www.sec.gov. You may also read and copy any reports, statements or other information filed by MINEBEA MITSUMI at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also access information about MINEBEA MITSUMI through its website, which is www.minebeamitsumi.com/english/index.html. The information contained in this website is not incorporated by reference into this annual report.

MINEBEA MITSUMI files annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable Local Finance Bureau in Japan.

10.I Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information required under this Item 11 is set forth in “(5) Currency Risk” and “(6) Interest Rate Risk” of Note 35, Financial Instruments, to the consolidated financial statements included elsewhere in this annual report.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On May 1, 2016, the number of shares that constitute one unit of MINEBEA MITSUMI’s common stock changed from 1,000 shares to 100 shares.

Item 15. Controls and Procedures

MINEBEA MITSUMI, under the supervision and with the participation of its management, including Yoshihisa Kainuma who is MINEBEA MITSUMI’s chief executive officer, and Hiromi Yoda who is MINEBEA MITSUMI’s chief financial officer, performed an evaluation of the effectiveness of the respective disclosure controls and procedures of MINEBEA MITSUMI as of March 31, 2017. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, MINEBEA MITSUMI’s Yoshihisa Kainuma and Hiromi Yoda concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information that MINEBEA MITSUMI is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by the SEC for newly public companies.

Item 16A. Audit Committee Financial Expert

The audit & supervisory board of MINEBEA MITSUMI has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on the audit & supervisory board. Under the Companies Act, MINEBEA MITSUMI is not required to have an audit committee financial expert. The audit & supervisory board members must fulfill requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, audit & supervisory board members delineated in the Companies Act are different from those anticipated for audit committee financial experts. The audit & supervisory board members have the authority to receive reports from a certified public accountant or an accounting firm concerning audits and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although MINEBEA MITSUMI does not have an audit committee financial expert on its audit & supervisory board, MINEBEA MITSUMI believes that its current corporate governance system, taken as a whole, including the audit & supervisory board members’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.

Item 16B. Code of Ethics

MINEBEA MITSUMI has not adopted a code of ethics within the meaning of the rules of the SEC because MINEBEA MITSUMI believes that its corporate culture and corporate philosophy, which identifies carrying out its business in a highly ethical manner as a top priority, together with rules promoting compliance with applicable laws and regulations and prohibiting insider trading, are reasonably designed to promote honest and ethical conduct, full, fair, accurate, timely and understandable disclosure, and compliance with laws and regulations among its executives and employees.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Principal Accountant

The following table presents fees for audit and other services rendered by KPMG AZSA LLC for the fiscal years ended March 31, 2017 and 2016.

	For the fiscal year ended March 31,
	2017	2016
	(Millions of yen)
Audit Fees(1)	¥207	¥217
Audit-Related Fees(2)	—	46
Tax Fees(3)	—	—
All Other Fees(4)	—	—

Total	¥207	¥263

(1)	Audit Fees consist of fees for the annual audit services engagement and other audit services, which are those services that only the external auditor can provide.
(2)	Audit-Related Fees consist of fees billed for assurance and related services, and audit services relating to benefit plans, business acquisitions and dispositions.
(3)	Tax Fees primarily consist of fees for professional services relating to tax compliance, tax advice and tax planning.
(4)	All Other Fees consist of fees primarily for services with respect to advisory services other than the services reported in paragraphs (1) through (3).

Pre-Approval Policies and Procedures

Pursuant to Rule 2-01(c)(7) of Regulation S-X, MINEBEA MITSUMI’s audit & supervisory board pre-approves all engagements with KPMG AZSA LLC and its affiliates. MINEBEA MITSUMI at all times applies to the audit & supervisory board for pre-approval before engaging KPMG AZSA LLC and its network firms for them to perform audit and permitted non-audit services for the MINEBEA MITSUMI group. In addition, the audit & supervisory board at its regular or ad-hoc meetings pre-approves services expected to be performed by KPMG AZSA LLC and its network firms.

Fees approved pursuant to the procedures described in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, which provides for an exception to the general requirement for pre-approval in certain circumstances, were none for the fiscal years ended March 31, 2017 and 2016.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

MINEBEA MITSUMI provides financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

See pages F-1 through F-82.

Item 19. Exhibits

MINEBEA MITSUMI has filed the following documents as exhibits to this document.

Exhibit Number	Description

1.1	English translation of the Articles of Incorporation of MINEBEA MITSUMI

1.2	English translation of the Regulations of the Board of Directors of MINEBEA MITSUMI

1.3	English translation of the Rules on Handling Shares of MINEBEA MITSUMI

1.4	English translation of the Regulations of the Audit & Supervisory Board of MINEBEA MITSUMI

8.1	List of Major Subsidiaries of MINEBEA MITSUMI

12.1	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

MINEBEA MITSUMI has not included as exhibits certain instruments with respect to its long-term debt. The total amount of long-term debt securities of it or its subsidiaries authorized under any instrument does not exceed 10% of its total assets. MINEBEA MITSUMI hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of MINEBEA MITSUMI or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

MINEBEA MITSUMI hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MINEBEA MITSUMI Inc.

By:	/s/ Yoshihisa Kainuma
Name: Yoshihisa Kainuma
Title: Representative Director, CEO & COO

Date: July 26, 2017

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Financial Position as of March 31, 2017, March 31, 2016	F-3
Consolidated Statements of Profit or Loss for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	F-5
Consolidated Statements of Comprehensive Income for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	F-6
Consolidated Statements of Changes in Equity for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	F-7
Consolidated Statements of Cash Flows for the years ended March 31, 2017, March 31, 2016 and March 31, 2015	F-9
Notes to the Consolidated Financial Statements	F-10
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers) for MINEBEA (HONG KONG) LIMITED, submitted pursuant to Rule 2-05 of Regulation S-X	F-82

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

MINEBEA MITSUMI Inc.:

We have audited the accompanying consolidated statements of financial position of MINEBEA MITSUMI Inc. (formerly, Minebea Co., Ltd.) and subsidiaries as of March 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of MINEBEA (HONG KONG) LIMITED, a wholly owned subsidiary, which statements reflect total assets constituting 9 percent and 8 percent as of March 31, 2017 and 2016, respectively, and total revenue constituting 38 percent, 39 percent and 30 percent for each of the years in the three-year period ended March 31, 2017, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for MINEBEA (HONG KONG) LIMITED, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MINEBEA MITSUMI Inc. and subsidiaries as of March 31, 2017 and 2016, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG AZSA LLC

Tokyo, Japan

July 24, 2017

Consolidated Statements of Financial Position

as of March 31, 2017 and March 31, 2016

	Yen (millions)

	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	8	78,950	28,960
Trade and other receivables	9, 35	165,441	93,500
Inventories	10	121,362	103,053
Other financial assets	11, 15, 35	19,586	12,616
Other current assets	12	9,784	6,724

Total current assets		395,123	244,853

Non-current assets

Property, plant and equipment	13, 20	204,421	180,785
Goodwill	14	4,760	4,698
Intangible assets	14	8,848	7,418
Investments in associates accounted for using the equity method	6	—	1,159
Other financial assets	11, 15, 35	15,121	11,167
Deferred tax assets	18	16,944	12,280
Other non-current assets	12	370	387

Total non-current assets		250,464	217,894

Total assets	6	645,587	462,747

(continued)

	Yen (millions)

	Notes	2017	2016
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	19, 35	94,979	44,657
Bonds and borrowings	20, 35	67,577	96,638
Other financial liabilities	21, 35	2,676	2,138
Income taxes payable		4,637	6,575
Provisions	22	521	976
Other current liabilities	12	27,085	18,028

Total current liabilities		197,475	169,012

Non-current liabilities
Bonds and borrowings	20, 35	95,264	39,687
Other financial liabilities	21, 35	658	688
Net defined benefit liabilities	23	16,183	12,388
Provisions	22	423	644
Deferred tax liabilities	18	1,001	1,436
Other non-current liabilities	12, 37	5,235	3,585

Total non-current liabilities		118,764	58,428

Total liabilities		316,239	227,440

Equity
Common stock	24	68,259	68,259
Capital surplus	24	140,731	96,013
Treasury stock	24	(1,345)	(9,250)
Retained earnings	24, 25	112,638	67,235
Other components of equity		4,036	5,824

Total equity attributable to owners of the Company		324,319	228,081
Non-controlling interests		5,029	7,226

Total equity		329,348	235,307

Total liabilities and equity		645,587	462,747

The accompanying notes are an integral part of these statements.

Consolidated Statements of Profit or Loss

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

	Yen (millions)

	Notes	2017	2016	2015
Revenue	6, 26, 35	633,991	612,034	502,110
Cost of sales	10, 13, 14, 15, 23, 27, 28, 37	(510,838)	(487,135)	(382,855)

Gross profit		123,153	124,899	119,255

Selling, general and administrative expenses	13, 14, 15, 23, 27, 28, 37	(74,690)	(70,064)	(61,174)
Other income	29	20,577	4,539	1,265
Other expenses	13, 14, 23, 27, 28, 30	(8,679)	(4,207)	(9,255)

Operating income	6	60,361	55,167	50,091

Finance income	31, 35	1,712	704	2,557
Finance expenses	31, 35	(1,563)	(4,733)	(1,811)
Share of (loss) profit of associates accounted for using the equity method	17	(32)	56	65

Profit before income taxes		60,478	51,194	50,902

Income taxes	18	(8,067)	(11,866)	(12,429)

Profit for the year		52,411	39,328	38,473

Profit (loss) for the year attributable to:
Owners of the Company		52,293	39,085	38,718
Non-controlling interests		118	243	(245)

Profit for the year		52,411	39,328	38,473

Earnings per share (EPS)
Basic (Yen)	33	136.40	104.48	103.60
Diluted (Yen)	33	134.32	99.19	98.35

The accompanying notes are an integral part of these statements.

Consolidated Statements of Comprehensive Income

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

	Yen (millions)

	Notes	2017	2016	2015
Profit for the year		52,411	39,328	38,473

Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax:
Net changes in revaluation of equity instruments measured at fair value through other comprehensive income	11, 32	821	(1,863)	611
Remeasurement of defined benefit plans	23, 32	(484)	(983)	(1,176)
Share of other comprehensive income of associates accounted for using the equity method	17, 32	31	(94)	9
Components of other comprehensive income that will be reclassified to profit or loss, net of tax:
Foreign exchange differences on translation of foreign operations	32	(3,196)	(26,440)	30,009
Cash flow hedges	32, 35	676	292	—
Share of other comprehensive income of associates accounted for using the equity method	17, 32	(209)	(47)	(49)

Other comprehensive income, net of tax		(2,361)	(29,135)	29,404

Comprehensive income for the year		50,050	10,193	67,877

Comprehensive income (loss) attributable to:
Owners of the Company		49,984	10,739	67,601
Non-controlling interests		66	(546)	276

The accompanying notes are an integral part of these statements.

Consolidated Statements of Changes in Equity

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

Yen (millions)

	Notes	Equity attributable to owners of the Company
		Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity
						Foreign currency translation reserve	Cash flow hedge reserve	Net changes in revaluation of equity instruments measured at fair value through other comprehensive income	Remeasurement reserve for defined benefit plans	Sub total	Total	Non- controlling interests	Total equity
Balance as of April 1, 2014		68,259	95,074	(9,505)	1,627	—	—	3,186	—	3,186	158,641	5,264	163,905
Profit (loss) for the year		—	—	—	38,718	—	—	—	—	—	38,718	(245)	38,473
Other comprehensive income		—	—	—	—	29,416	—	620	(1,153)	28,883	28,883	521	29,404

Comprehensive income for the year		—	—	—	38,718	29,416	—	620	(1,153)	28,883	67,601	276	67,877
Purchase of treasury stock		—	—	(22)	—	—	—	—	—	—	(22)	—	(22)
Disposal of treasury stock		—	363	120	—	—	—	—	—	—	483	—	483
Dividends	25	—	—	—	(4,110)	—	—	—	—	—	(4,110)	—	(4,110)
Increase of consolidated subsidiaries—non-controlling interests		—	—	—	—	—	—	—	—	—	—	2,232	2,232
Transfer from other components of equity to retained earnings		—	—	—	(1,153)	—	—	—	1,153	1,153	—	—	—
Share-based payment transactions		—	40	—	—	—	—	—	—	—	40	—	40

Total transactions with owners		—	403	98	33,455	29,416	—	620	—	30,036	63,992	2,508	66,500

Balance as of March 31, 2015		68,259	95,477	(9,407)	35,082	29,416	—	3,806	—	33,222	222,633	7,772	230,405
Profit for the year		—	—	—	39,085	—	—	—	—	—	39,085	243	39,328
Other comprehensive income		—	—	—	—	(25,787)	292	(1,903)	(948)	(28,346)	(28,346)	(789)	(29,135)

Comprehensive income (loss) for the year		—	—	—	39,085	(25,787)	292	(1,903)	(948)	(28,346)	10,739	(546)	10,193
Purchase of treasury stock		—	—	(9)	—	—	—	—	—	—	(9)	—	(9)
Disposal of treasury stock		—	534	166	—	—	—	—	—	—	700	—	700
Dividends	25	—	—	—	(5,984)	—	—	—	—	—	(5,984)	—	(5,984)
Transfer from other components of equity to retained earnings		—	—	—	(948)	—	—	—	948	948	—	—	—
Share-based payment transactions		—	2	—	—	—	—	—	—	—	2	—	2

Total transactions with owners		—	536	157	32,153	(25,787)	292	(1,903)	—	(27,398)	5,448	(546)	4,902

Balance as of March 31, 2016		68,259	96,013	(9,250)	67,235	3,629	292	1,903	—	5,824	228,081	7,226	235,307

(continued)

Yen (millions)

	Notes	Equity attributable to owners of the Company
		Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity
						Foreign currency translation reserve	Cash flow hedge reserve	Net changes in revaluation of equity instruments measured at fair value through other comprehensive income	Remeasurement reserve for defined benefit plans	Sub total	Total	Non- controlling interests	Total equity
Balance as of April 1, 2016		68,259	96,013	(9,250)	67,235	3,629	292	1,903	—	5,824	228,081	7,226	235,307
Profit for the year		—	—	—	52,293	—	—	—	—	—	52,293	118	52,411
Other comprehensive income		—	—	—	—	(3,316)	676	852	(521)	(2,309)	(2,309)	(52)	(2,361)

Comprehensive income for the year		—	—	—	52,293	(3,316)	676	852	(521)	(2,309)	49,984	66	50,050
Purchase of treasury stock		—	—	(14)	—	—	—	—	—	—	(14)	—	(14)
Disposal of treasury stock		—	617	333	—	—	—	—	—	—	950	—	950
Dividends	25	—	—	—	(6,369)	—	—	—	—	—	(6,369)	(62)	(6,431)
Transfer from other components of equity to retained earnings		—	—	—	(521)	—	—	—	521	521	—	—	—
Capital increase of consolidated subsidiaries		—	(51)	—	—	—	—	—	—	—	(51)	51	—
Change in ownership interest of parent due to transaction with non-controlling interests	16	—	460	—	—	—	—	—	—	—	460	(2,946)	(2,486)
Changes due to share exchanges		—	48,007	7,586	—	—	—	—	—	—	55,593	694	56,287
Share-based payment transactions		—	(31)	—	—	—	—	—	—	—	(31)	—	(31)
Repurchase of own convertible bonds with warrants		—	(4,284)	—	—	—	—	—	—	—	(4,284)	—	(4,284)

Total transactions with owners		—	44,718	7,905	45,403	(3,316)	676	852	—	(1,788)	96,238	(2,197)	94,041

Balance as of March 31, 2017		68,259	140,731	(1,345)	112,638	313	968	2,755	—	4,036	324,319	5,029	329,348

The accompanying notes are an integral part of these statements.

Consolidated Statements of Cash Flows

for the years ended March 31, 2017, March 31, 2016 and March 31, 2015

	Yen (millions)

	Notes	2017	2016	2015
Cash flows from operating activities
Profit before income taxes		60,478	51,194	50,902
Depreciation and amortization		29,294	34,719	29,174
Impairment losses	13, 14	4,202	466	3,856
Gain on bargain purchase	7	(18,822)	—	—
Loss on litigation settlement		1,096	—	—
Share-based payment expenses	37	1,208	(1,694)	3,101
Interest income and dividends income		(666)	(703)	(779)
Interest expenses		986	1,490	1,624
Net loss on sale and disposal of property, plant and equipment		1,881	99	340
(Increase) decrease in trade and other receivables		(16,420)	10,395	(24,061)
Decrease (increase) in inventories		25,014	(19,955)	(19,197)
Increase (decrease) in trade and other payables		7,895	(22,305)	28,497
Other		(1,562)	6,913	(5,115)

Subtotal		94,584	60,619	68,342
Interest received		527	510	550
Dividends received		173	175	202
Interest paid		(937)	(1,356)	(1,499)
Income taxes paid		(12,358)	(15,712)	(7,806)
Income taxes refund		703	223	27

Net cash flows provided by operating activities		82,692	44,459	59,816

Cash flows from investing activities
Net (increase) decrease in time deposits		(3,549)	(2,537)	1,904
Purchase of property, plant and equipment		(29,217)	(40,593)	(35,422)
Proceeds from sale of property, plant and equipment		2,434	663	600
Purchase of intangible assets		(2,072)	(2,244)	(2,577)
Purchase of debt securities and equity securities		(1,997)	(1,650)	(353)
Proceeds from sale and redemption of debt securities and equity securities		1,485	1,477	1,170
Purchase of investments in subsidiaries resulting in change in scope of consolidation	34	(1,032)	(258)	(2,270)
Increase in cash and cash equivalents from investment in subsidiaries resulting in change in scope of consolidation	34	32,591	—	—
Proceeds from sale of investments in subsidiaries resulting in change in scope of consolidation	34	—	—	1,262
Proceeds from sale of investments in associates		1,249	—	388
Other		(400)	(97)	(599)

Net cash flows used in investing activities		(508)	(45,239)	(35,897)

Cash flows from financing activities
Net (decrease) increase in short-term borrowings		(38,953)	21,492	(7,843)
Proceeds from issuance of bonds and long-term borrowings		53,685	—	7,850
Repayments of bonds and long-term borrowings		(23,482)	(20,898)	(15,765)
Acquisition of non-controlling interests		(2,486)	—	—
Proceeds from disposal of treasury shares		937	700	474
Repurchase of own convertible bonds with warrants		(13,896)	—	—
Dividends paid	25	(6,369)	(5,984)	(4,110)
Dividends paid to non-controlling interests		(62)	—	—
Other		(95)	(128)	(234)

Net cash flows used in financing activities		(30,721)	(4,818)	(19,628)

Effect of exchange rate changes on cash and cash equivalents		(1,473)	(1,928)	2,260

Net increase (decrease) in cash and cash equivalents		49,990	(7,526)	6,551
Cash and cash equivalents at beginning of year		28,960	36,486	29,935

Cash and cash equivalents at end of year	8	78,950	28,960	36,486

The accompanying notes are an integral part of these statements.

Notes to the Consolidated Financial Statements

1.	Reporting Entity

MINEBEA MITSUMI Inc. (formerly Minebea Co., Ltd., the “Company”), founded in 1951, is a public company domiciled in Japan and was established under the Companies Act of Japan.

The Company (ultimate parent) and its subsidiaries (collectively, the “Group”) are engaged in manufacturing and marketing of high-precision parts such as machined components, electronic devices and components, as well as other mechanical parts such as micro actuators, connectors and switches, supplying to customers in IT, telecommunications, aerospace, automotive, home appliances and other industries. The Group has production and sales bases in Japan, Thailand, China, the Philippines, as well as across other countries in Asia, Europe and the Americas.

The Group’s consolidated financial statements for the year ended March 31, 2017 were authorized by the Board of Directors on July 24, 2017.

2.	Basis of Presentation

(1) Compliance with IFRS

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee applicable to companies reporting under IFRS. The consolidated financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).

With the exception of IFRS 9 Financial Instruments (2014) (“IFRS 9”) being early adopted (see (4) below), the Group’s accounting policies comply with IFRS effective as of March 31, 2017.

(2) Basis of Measurements

The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities measured at their fair values as described in Note 3, Significant Accounting Policies.

(3) Functional Currency and Presentation Currency

The consolidated financial statements are presented in Japanese yen, which is the functional currency of the Company and the presentation currency of the Group. Unless otherwise indicated, amounts are presented and rounded to the nearest millions of yen.

(4) Early Application of IFRS 9

The Group has elected to early adopt IFRS 9 (2014). Financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”). Financial liabilities are classified as either measured at amortized cost or FVPL. The impairment of financial assets is based on an expected credit loss model. Hedging under IFRS 9 has been applied for the years ended March 31, 2017 and March 31, 2016.

Details on the accounting policies for financial instruments are disclosed in Note 3 (12), Financial Instruments.

3.	Significant Accounting Policies

(1) Basis of Consolidation

Subsidiaries

Subsidiaries are entities directly or indirectly controlled by the Company. The Group controls an entity when it is exposed, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date the Group acquires control until the date control ceases.

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the date of acquisition. A change in the ownership interest in a subsidiary, without a loss of control, is accounted for as an equity transaction.

When the Company loses control over a subsidiary, it derecognizes the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

All intercompany balances, transactions and unrealized gains on transactions between group companies are eliminated in the consolidated financial statements. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies, including adjustment to account for different financial reporting periods.

Associates

Associates are entities over which the Group has significant influence but not control or joint control. This is generally the case where the Group holds between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting, after initially being recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Group’s share of the profit or loss and other comprehensive income (“OCI”) of associates, until the date on which significant influence ceases. Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Group’s interest in the associate.

(2) Business Combinations

All business combinations are accounted for using the acquisition method when control is transferred to the Group. Acquisition cost is the fair value of the consideration transferred including the fair value of any contingent consideration and any existing ownership interest the Group held in the acquired subsidiary. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss. Contingent consideration is classified either as equity or a financial liability. Amounts classified as financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

The acquired assets, assumed liabilities and contingent liabilities (collectively, the identifiable net assets) are measured at their acquisition date fair value (with limited exceptions), which requires the use of estimates. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any NCI in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the acquisition-date amount of the identifiable net assets. Any goodwill that arises is tested annually for impairment. If the acquisition-date amount of the identifiable net assets exceeds the sum of the consideration transferred, the amount of any NCI in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain. Acquisition-related costs are expensed as incurred, except for those related to the issuance of debt or equity securities.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

(3) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”). The CODM is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The CODM of the Group is the Senior Executive Officer Council, comprised of executive directors from the Board of Directors and other senior executive officers of the Company, who meet regularly to discuss the operating results of the Group.

(4) Foreign Currency Translation

Foreign currency transactions

Foreign currency transactions are converted into the functional currency of each company using the exchange rates prevailing at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of transaction. Foreign currency differences are generally recognized in profit or loss.

Translation of foreign operations

The assets and liabilities of foreign operations, which use a functional currency other than Japanese yen, are translated into Japanese yen at the exchange rates at the reporting date. The income and expenses of foreign operations are translated into Japanese yen at the exchange rates at the dates of the transactions, which are approximated using the average exchange rates, unless the exchange rates fluctuate significantly.

Foreign currency differences are recognized in OCI and accumulated in the foreign currency translation reserve in other components of equity, except to the extent that the translation difference is allocated to NCI.

When a foreign operation is disposed of in its entirety or partially such that control or significant influence is lost, the cumulative amount in the foreign currency translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes of part of its interest in a subsidiary but retains control, the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate while retaining significant influence, the relevant proportion of the cumulative amount is reclassified to profit or loss.

(5) Revenue Recognition

Sale of goods

Revenue consists of sales of goods in the normal course of business, and is measured at the fair value of the consideration received or receivable. Sales are recognized when the significant risks and rewards of ownership are transferred to the customer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. Revenue is measured net of returns, trade discounts, volume rebates and sales taxes.

The timing of the transfer of risks and rewards varies depending on the individual terms of the sales agreement. In most cases, the transfer occurs when the product is delivered to the customer’s warehouse. However, in other cases, the transfer occurs upon the customer’s acceptance of the goods, or at the time of shipment.

Rendering of services

The Group mainly renders maintenance services on sensing devices to customers, including inspection, process optimization and improvement suggestions. Revenue on services is recognized on a straight-line basis over the relevant service period.

(6) Government Grants

Government grants are not recognized until there is a reasonable assurance that the Group will comply with the conditions attached to the grants and that the grants will be received.

Government grants related to assets are deducted when arriving at the carrying amount of the asset and are recognized in profit or loss over the life of the asset as a reduction of depreciation expense. Government grants that compensate the Group for expenses incurred are netted off against the expenses in the periods in which such expenses are recognized.

The Group has been awarded government grants from the Ministry of Economy, Trade and Industry of Japan that subsidize costs related to installing certain equipment.

(7) Income Taxes

Income tax expenses or benefit for the period comprises the taxes payable on the current year’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses and tax credits. The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the jurisdictions where the Company and its subsidiaries and associates operate and generate taxable income. Current tax assets and liabilities are offset only if certain criteria are met.

Deferred tax assets and liabilities are recognized in full on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements, and on unused tax losses and tax credits carried forward. Deferred tax is determined using tax rates that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax assets are then recognized only if it is probable that future taxable amounts will be available to utilize those deductible temporary differences and losses. In assessing the recoverability of deferred tax assets, the Group considers scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning.

Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax assets and liabilities are also not recognized if they arise from initial recognition of an asset or liability in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss. In addition, deferred tax liabilities are not recognized for taxable temporary differences between the carrying amount and tax bases of investments in subsidiaries, branches and associates where the Group is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets for deductible temporary differences arising from investments in subsidiaries, branches and associates are recognized only when it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied on the same taxable entity by the same tax authority.

Current and deferred taxes are recognized in profit or loss, except to the extent that it relates to items recognized in OCI or directly in equity. In this case, such taxes are also recognized in OCI or directly in equity, respectively.

The Group recognizes the impact of tax positions in the consolidated financial statements, if any, based on the Group’s assessment of various factors including interpretations of tax law and prior experiences, when it is probable that the positions will be sustained upon examination by the taxation authorities.

(8) Leases

The determination of whether an arrangement is a lease is based on the substance of the arrangement at the inception of the lease. The arrangement is, or contains, a lease if fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement.

Lessee

Leases transferring substantially all risks and rewards of ownership of the underlying asset to the Group (as lessee) are classified as finance leases. The leased asset is initially recognized at an amount equal to the lower of its fair value and the present value of the minimum lease payments. A liability is recognized at the same amount. Finance lease assets are depreciated over the estimated useful lives of the assets, which are generally the respective lease terms. The finance charge is allocated to periods during the lease term to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases under which the lessor retains more than insignificant risks and rewards of ownership are classified as operating leases, where rental expenses are recognized in profit or loss, on a straight line basis, over the lease term.

Lessor

The Group undertakes leasing activities involving property, plant and equipment as a lessor. The determination of whether an agreement contains a lease is based on the examination of the economic nature of the transactions regardless of the form of the lease.

For finance leases, net investments in finance leases are recognized as lease receivables (presented in “Other financial assets”). Lease payments received are categorized into amounts equivalent to collection of the principal and interest on lease receivables. Further, if the main purpose of a finance lease is the sale of products and the finance leases have been implemented in accordance with sales policies, the lower of the fair value of the assets subject to leases or minimum lease payments receivable discounted at the market rate of interest is recognized as revenue, and the purchase price of the leased assets is recognized in cost of sales.

For operating leases, lease income is recognized as an income on a straight line basis over the term of the lease.

(9) Impairment of Assets

Goodwill is not subject to amortization and is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that were impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

(10) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(11) Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The costs of inventories include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of weighted average costs. Depending on the nature and use of the inventory, for certain finished goods and work in progress, cost is determined by specific identification. Costs of purchased inventory are determined after deducting rebates and discounts.

(12) Financial Instruments

The Group applies the requirements for financial instruments under IFRS 9. For discussions on early adoption of the standard, refer to Note 2 (4), Early Application of IFRS 9.

Recognition and derecognition

The Group initially recognizes a financial asset or a financial liability when it becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Any interest in such derecognized financial assets created or retained by the Group is recognized as a separate asset or liability. The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire. A financial asset, such as a receivable, is considered no longer recoverable and requiring write off when the Group no longer expects to recover the outstanding amount. This normally occurs when the Group has exhausted all reasonable means of collection on an impaired receivable.

A regular way purchase or sale of financial assets is recognized and derecognized, as applicable, using the transaction date accounting or settlement date accounting. The Group applies the following methods to account for each classification of financial asset:

• Financial assets at amortized cost	Settlement date accounting
• Financial assets at FVOCI	Transaction date accounting
• Financial assets at FVPL	Transaction date accounting

Classification and measurement—financial assets

Financial assets are classified as subsequently measured at amortized cost, FVOCI or FVPL.

(a) Financial asset at amortized cost

A financial asset is measured at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are initially measured at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method. The impairment requirements discussed below are also applied.

(b) Financial asset at FVOCI

A financial asset is measured at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These financial assets measured at FVOCI are initially measured at fair value plus any directly attributable transaction costs. Subsequent measurement is described in (d) below.

In addition, the Group may make an irrevocable election at initial recognition for particular investments in equity instruments that would otherwise be measured at FVPL to present subsequent changes in fair value in OCI, as further discussed in (d) below. Those equity instruments designated as measured at FVOCI are initially measured at fair value plus any directly attributable transaction costs.

(c) Financial assets at FVPL

A financial asset that is not measured at amortized cost or FVOCI is classified as measured at FVPL. It can also be designated as such on initial recognition if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Directly attributable transaction costs are recognized in profit or loss as incurred. A gain or loss on a financial asset that is measured at FVPL is recognized in profit or loss.

(d) Investments in equity instruments designated at FVOCI

After initial recognition, investments in equity instruments not held for trading that are designated as measured at FVOCI should be measured at fair value, with no deduction for sale or disposal costs. With the exception of dividends received, the associated gains and losses (including any related foreign exchange component) are recognized in OCI. Amounts presented in OCI are not subsequently reclassified to profit or loss.

(e) Debt instruments measured at FVOCI

After initial recognition, investments in debt instruments that are classified as measured at FVOCI are measured at fair value, with no deduction for sale or disposal costs. Subsequent measurement of debt instruments at FVOCI involves the following:

•	Expected credit losses are recognized in profit or loss (see impairment discussion below)

•	Foreign currency gains and losses are calculated based on the amortized cost of the assets and are recognized in profit or loss

•	Interest is calculated using the effective interest method and is recognized in profit or loss

•	Other fair value gains and losses are recognized in OCI

•	When the asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified to profit or loss as a reclassification adjustment

Classification and measurement—financial liabilities

Financial liabilities are classified either as subsequently measured at FVPL or at amortized cost. Financial liabilities are classified as at FVPL if they are classified as held-for-trading or are designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. These liabilities are measured at fair value and changes therein, including any interest expense, are recognized in profit or loss.

Financial liabilities at amortized cost are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Compound instruments

The component parts of a compound instrument (e.g., convertible bonds) issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

The liability component of a compound financial instrument is initially recognized at the fair value of a similar liability that does not have an equity component (e.g., conversion option). The equity component is initially recognized at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest method. Interest related to the financial liability is recognized in profit or loss. On conversion at maturity, the financial liability is reclassified to equity and no gain or loss is recognized. The equity component of a compound financial instrument is not remeasured.

Impairment of financial assets

The Group recognizes a loss allowance based on expected credit losses on financial assets that are debt instruments measured at amortized cost or at FVOCI and lease receivables. Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument. Credit losses are the present value of the difference between the contractual cash flows that are due to the Group under the contract and the cash flows that the Group expects to receive.

At each reporting date, the Group assesses whether there has been a significant increase in credit risk since initial recognition by comparing the risk of default occurring over the expected life between the reporting date and the date of initial recognition. The Group considers reasonable and supportable information that is available without undue cost or effort that would indicate a significant increase in credit risk since initial recognition.

For those financial assets where there has not been a significant increase in credit risk since initial recognition, a loss allowance equivalent to 12 month expected credit losses is recognized; while for those financial assets where there has been a significant increase in credit risk since initial recognition, a loss allowance equivalent to lifetime expected credit losses is recognized. Irrespective of the above, for trade receivables that do not contain a significant financing component and lease receivables, a loss allowance based on lifetime expected credit losses is recognized.

Expected credit losses are measured in a way that reflects these requirements:

•	An unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes,

•	The time value of money, and

•	Reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Offsetting

Financial assets and financial liabilities are offset by type and counterparty, and presented in the net amount in the consolidated statements of financial position when, and only when, the Group has a legally enforceable right to offset the amounts and intends to settle them on a net basis or to realize the financial asset and settle the financial liability simultaneously.

Derivatives and hedge accounting

The Group currently utilizes derivatives in hedges of foreign currency risk exposures. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either:

•	Hedges of the fair value of recognized assets or liabilities or a firm commitment, or a component of any such item (fair value hedges), or

•	Hedges of a particular risk associated with the cash flows of recognized assets and liabilities (or components of those assets and liabilities), or highly probable forecasted transactions, and that could affect profit or loss (cash flow hedges).

For derivative instruments that do not qualify for hedge accounting, subsequent changes in fair value are recognized immediately in profit or loss.

The Group documents, at the inception of a hedging relationship, its risk management objective and strategy for undertaking various hedge transactions. The Group also documents identification of the hedging instrument and hedged item, the nature of the risk being hedged, as well as how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (economic relationship, effect of credit risk, and hedge ratio), including its analysis of the sources of hedge ineffectiveness and how it determines the hedge ratio.

Fair value hedge

Changes in the values of the hedged item and the hedging instrument are recognized in profit or loss in the same line item for each reporting period. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting (after taking into account any rebalancing of the hedging relationship, if applicable).

Cash flow hedge

A cash flow hedge relationship is accounted for as follows:

•

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized in the cash flow hedge reserve within other components of equity. This amount is adjusted to the lower of i) the cumulative gain or loss on the hedging instrument from inception of the hedge, and ii) the present value of the cumulative change in the hedged expected future cash flows from inception of the hedge (both in absolute amounts). Any gain or loss required to balance the change in the cash flow hedge reserve is recognized in profit or loss.

•	If the hedged forecast transaction subsequently results in the recognition of a non-financial asset or liability, or where a hedged forecast transaction for a non-financial asset or a non-financial liability becomes a firm commitment for which fair value hedge accounting is applied, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability as a basis adjustment.

•	For any other cash flow hedges, the amount accumulated in equity is reclassified to profit or loss as a reclassification adjustment in the same period or periods during which the hedged cash flows affect profit or loss.

•	Any remaining gain or loss on the hedging instrument is hedge ineffectiveness that is recognized in profit or loss immediately.

Rebalancing

The Group rebalances a hedging relationship if that relationship still has an unchanged risk management objective but no longer meets the hedge effectiveness requirements regarding the hedge ratio. Rebalancing comprises changes to the hedge ratio to reflect expected changes in the relationship between the hedged item and the hedging instrument, and is achieved by adjusting either the volume of the hedged item or the hedging instrument.

(13) Property, Plant and Equipment

Items of property, plant and equipment are stated at cost, less accumulated depreciation and any accumulated impairment losses. Cost includes any capitalized borrowing costs and expenditure that is directly attributable to the acquisition of the items.

Additional costs incurred once an item of property, plant and equipment is in operating condition are only capitalized when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When significant specific parts of property, plant and equipment are required to be replaced at intervals, the Group depreciates them separately based on their specific useful lives. All other subsequent costs are recognized as repairs and maintenance expense as incurred.

The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met.

The Group classifies items of property, plant and equipment into the following accounts, and depreciates them over the estimated useful lives of the assets as listed below. Depreciation begins once the asset is ready for its intended use. Freehold land is not depreciated. Depreciation is calculated principally on a straight line basis, except for certain machineries used in the manufacturing of LED backlights. These machineries are depreciated using the declining balance method, reflecting the pattern of consumption of the future benefits to be derived from these assets due to the short life span of the manufactured products as a result of frequent introduction of new technologies and models.

• Buildings and structures	5 to 50 years
• Machinery and vehicles	2 to 15 years
• Tools and equipment	2 to 20 years

An item of property, plant and equipment and any significant parts initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use. Any gain or loss arising on derecognition of the asset is included in profit or loss when the asset is derecognized. Such gain or loss is calculated as the difference between the net disposal proceeds and the carrying amount of the asset. Depreciation methods, useful lives and the residual values are reviewed at each reporting date and adjusted prospectively, if appropriate.

(14) Goodwill and Intangible Assets

Goodwill

Goodwill arising on the acquisition of subsidiaries is not amortized and measured at cost less any accumulated impairment losses. The impairment test is performed at least annually or when there is an indication that it may be impaired by comparing the carrying amount of the cash-generating unit to which the goodwill has been allocated with its recoverable amount. Even if circumstances giving rise to an impairment loss subsequently cease to exist, impairment losses on goodwill are not reversed.

Intangible assets

Intangible assets with finite useful lives are stated at cost less accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight line basis over the estimated useful lives. Amortization begins once the asset is ready for its intended use. Amortization methods, useful lives and residual values are reviewed at each reporting period and adjusted prospectively, if appropriate. The useful lives of intangible assets with finite useful lives are as follows. The Group does not have intangible assets with indefinite useful lives.

• Software	2 to 10 years
• Patents	3 to 10 years
• Trademarks	7 to 10 years

Development expenditures are capitalized only when all of the following criteria are met:

•	It is technically feasible to complete the intangible asset so that it will be available for use,

•	Management intends to complete the intangible asset and use or sell it,

•	There is an ability to use or sell the intangible asset,

•	It can be demonstrated how the intangible asset will generate probable future economic benefits,

•	Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available, and

•	The expenditure attributable to the intangible asset during its development can be reliably measured.

Research expenditures and development expenditures that do not meet the recognition criteria above are recognized as expenses incurred. Development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

(15) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. The amount of the provisions is measured at the present value calculated by discounting estimated future cash flows at a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as interest expense.

A provision for environmental remediation is recognized when the site is contaminated. A provision for restructuring is recognized when the Group has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. A provision for warranties is recognized when defective products that have been sold are found and it is probable that an outflow of resources will be required to compensate the customer. Future operating losses are not included in the provision.

(16) Employee Benefits

Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation as a result of past service provided by employees and the obligation can be estimated reliably.

Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans

The Group’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. The discount rate is determined by reference to market yields at the end of the reporting period on high quality corporate bonds that is consistent with the currency and estimated term of the post-employment benefit obligation. Net interest on the net defined benefit liability (asset) for the reporting period is determined by multiplying the net defined benefit liability (asset) by the discount rate. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss. When the calculation results in a potential asset for the Group, the recognized asset is limited to the present value of any economic benefits available in the form of future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any), are recognized immediately in the remeasurement reserve for defined benefit plans within other components of equity.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of the defined benefit plan when the settlement transaction eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan.

Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits is the amount of future benefits that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring. Benefits are discounted if they are not expected to be settled in their entirety within 12 months of the reporting date.

(17) Share-based Payment

Equity-settled transactions

The grant date fair value is generally recognized as expenses with a corresponding increase in equity over the vesting period of the awards. The amount recognized as expenses is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

Cash-settled transactions

A liability is recognized for the fair value of cash-settled transactions. The fair value is measured initially and at each reporting date up to and including the settlement date, with any changes in fair value recognized in profit or loss for the period.

(18) Share Capital

Common stock

Common stock issued by the Company is classified as equity, and the proceeds from issuance of common stock are included in common stock and capital surplus. Any incremental costs directly attributable to the issuance of common stock are recognized as a deduction from equity.

Treasury stock

When common stock is repurchased by the Company, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury stock. When treasury stock is sold or reissued subsequently, the amount received is recognized as an increase in equity. The difference between the carrying amount and the consideration received is included in capital surplus in equity.

Dividends

The maximum amount that the Company can distribute as dividends is calculated in accordance with the Companies Act of Japan. A provision is made for any dividend declared, which is appropriately authorized and no longer at the discretion of the Group, on or before the end of the reporting period but not distributed at the end of the reporting period.

(19) Earnings per Share

Basic earnings per share is calculated by dividing the net profit or loss attributable to owners of the Company by the weighted average number of common stock outstanding during the period. Diluted earnings per share is calculated using the weighted average number of shares outstanding during the period assuming the conversion of all dilutive potential common stock. Where convertible bonds are assumed to be converted to common stock, the impact is an increase in common stock and an increase in profit attributable to the owners of the Company, as the interest expenses associated with the bonds decrease.

4.	Significant Accounting Judgments, Estimates and Assumptions

Preparation of the consolidated financial statements requires management to make certain judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. These judgments, estimates and underlying assumptions are reviewed on an ongoing basis, based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The areas involving assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are discussed below.

Recognition of Deferred Tax Assets Arising from Business Combinations

On acquisition of MITSUMI ELECTRIC CO., LTD. (“MITSUMI”), deferred tax assets of MITSUMI that do not meet the recognition criteria from its own perspective may meet the criteria for recognition from the perspective of the Group as at January 27, 2017, the date of the business combination.

In December 2016, the Company filed an application with the National Tax Agency of Japan to form a consolidated tax-return group from the year beginning on April 1, 2017, which will permit the Group to file a single tax return on behalf of the Company and all of its wholly-owned entities in Japan, including MITSUMI. When this tax arrangement is in place, current tax losses from any member of the consolidated tax-return group can be offset against taxable income of other members within the group. Only national income tax is included in the scope of tax filing by a consolidated tax-return group. Any local taxes, including local income tax, enterprise tax and inhabitant tax, are excluded.

The recoverability of MITSUMI’s deferred tax assets which existed at the date of acquisition by the Group was assessed in terms of whether it is probable that the Group has the ability to generate future taxable income sufficient to utilize the deductible temporary differences. As a result of the assessment based on management estimates, the Group recognized deferred tax assets of 4,330 million yen which had not been recognized by MITSUMI prior to the business combination. Tax losses carryforwards incurred by MITSUMI prior to the formation of the consolidated tax-return group cannot be utilized by the Group, and therefore deferred tax assets are not recognized by the Group as part of the acquisition accounting.

Significant management estimates and judgments involved in determining the amount of deferred tax assets that can be recognized relates to the consideration of the likely timing and level of future taxable income of the Group, together with tax planning opportunities. Further discussions about deferred tax assets are contained in Note 18, Income Taxes.

Measurement of Fair Value of Assets Acquired and Liabilities Assumed in Business Combinations

The Group accounts for business combinations under the acquisition method of accounting, which requires the acquired assets, including separately identifiable intangible assets, and assumed liabilities to be recorded as of the acquisition date at their respective fair values. Determination of the fair value of acquired assets and assumed liabilities involves assessments of the expected future cash flows associated with individual assets and liabilities and appropriate discount rates as of the date of acquisition. Where appropriate, the Group consults with external specialists to assist with the determination of fair value. For non-observable market values, fair value has been determined using appropriate valuation techniques. Subsequent changes in the Group’s assessments may trigger an impairment loss that would be recognized in profit or loss. More information about business combinations is contained in Note 7, Business Combinations.

Accounting for Provisions and Contingencies

The Group recognizes various provisions in the consolidated statements of financial position. These provisions are recognized based on the best estimates of the expenditures required to settle the obligations taking risks and uncertainty related to the obligations into account as of each reporting date. Expenditures required to settle the obligations are calculated by taking the probability of possible outcomes into account comprehensively.

Primarily, the Group has recognized a provision for environmental remediation expenses as a result of the relevant authority (the Environmental Protection Agency in the U.S.) having issued an administrative order requiring the Group to perform remedial actions over a period of years. The provision was measured based on a feasibility study, remediation plans, and remediation cost projections prepared by an environmental expert and approved by the Environmental Protection Agency.

The estimates may be affected by the occurrence of unexpected events or changes in conditions which may have a material impact on the consolidated financial statements in future periods. The nature and amounts of recognized provisions are described in Note 22, Provisions.

With regard to contingencies, any items that may have a material impact on the Group’s business in the future are disclosed in light of all the available evidence as of each reporting date and by taking into account the probability of these contingencies and their impact on financial reporting. A summary of contingencies is presented in Note 39, Contingent Liabilities.

Impairment Testing of Assets

The Group tests whether goodwill has suffered any impairment on an annual basis. Other assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on a management approved budget for the following three-year period. Cash flows beyond this period are extrapolated using the estimated growth rates as discussed in Note 14, Goodwill and Intangible Assets. The growth rates are calculated based on long-term economic growth rates and inflation rates, and are consistent with forecasts specific to the industry in which each CGU operates.

Impairment testing of assets, including goodwill and intangible assets, uses certain estimates and assumptions for the useful lives and future cash flows of the assets, discount rates and long-term growth rates. The recoverable amount is calculated mainly based on a discounted cash flow model. These estimates and assumptions are based on all information and evidence available to management. However, there is a possibility that these assumptions may be affected by changes in uncertain future economic conditions, which may have a material impact on the consolidated financial statements in future periods. The nature and amounts of impairment recognized are described in Note 13, Property, Plant and Equipment, and Note 14, Goodwill and Intangible Assets.

Measurement of Defined Benefit Pension Obligations

The Group has various types of retirement benefit plans, including defined benefit plans. The present value of defined benefit obligations on each of these plans and the related service costs are calculated based on actuarial assumptions, which require estimates on variables, such as discount rates, rates of salary increase and inflation rates. The Group obtains advice from external pension actuaries with respect to the appropriateness of these actuarial assumptions including these variables. The actuarial assumptions are determined based on all information and evidence available to management. However, there is a possibility that these assumptions may be affected by changes in uncertain future economic conditions, or by the publication or the amendment of related laws, which may have a material impact on the consolidated financial statements in future periods. These actuarial assumptions and related sensitivity analysis are described in Note 23, Retirement Benefits.

Measurement of Fair Value for Share-based Payment Arrangements

The Group has in place a cash-settled share-based incentive plan. In estimating the fair value of the liability under the arrangement, the Group engages qualified third party valuation firms to perform the valuation, and uses market-observable data (e.g., share price) to the extent available. The Group works closely with the external valuation firms to establish appropriate valuation techniques, which depend on the terms and conditions of the grant. This estimation also requires determination of the most appropriate inputs to the valuation model, which are discussed in Note 37, Share-based Payment. Further, the liability needs to be remeasured at the end of each reporting period up to the date of settlement, with any changes in fair value recognized in profit or loss. This requires a reassessment of the estimates used at the end of each reporting period.

Measurement of Fair Value of Non-listed Equity Securities

The fair value of equity securities that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. For details of valuation techniques and the key assumptions used and the impact of changes to these assumptions, see Note 35, Financial Instruments.

Other

The Group has made certain other estimates and assumptions that, while not involving the same degree of uncertainty as the estimates and assumptions described above, are important to an understanding of the Group’s consolidated financial statements. These estimates are in the areas of measuring net realizable values of inventories and determining useful lives for certain items of property, plant and equipment.

5.	Standards Issued but Not Yet Effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRSs that have been issued but are not yet effective.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. The new revenue standard will supersede all current revenue recognition requirements under IFRS. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Group will adopt the standard from the year beginning on April 1, 2018.

The adoption of this standard may have an impact on the timing of revenue recognition as well as allocation of transaction price between goods and services in certain businesses of the Group, which may result in a change when revenue will be recognized, although it is currently not expected the adoption will have a material impact on the financial statements. However, management is continuing to assess the contracts with its customers, and evaluate the impact the adoption of IFRS 15 may have on other aspects of the business and on the consolidated financial statements and disclosures. Management has not yet decided as to whether the Group will adopt a full retrospective application or a modified retrospective application.

IFRS 16 Leases

IFRS 16 was issued in January 2016 and specifies how an entity will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset is of a low value. Under IFRS 16, lessors continue to classify leases as operating or finance leases, which is unchanged from IAS 17. IFRS 16 applies to annual periods beginning on or after January 1, 2019. The Group expects to adopt the standard from the year beginning on April 1, 2019. The Group is currently assessing the impact of adopting IFRS 16.

Disclosure Initiative (Amendments to IAS 7)

The amendments require additional disclosures to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes such as effects of changes in foreign exchange rates and changes in fair values. The amendments are effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Group will adopt the amendments from the year beginning on April 1, 2017. The Group is currently assessing the impact of the amendments on its disclosures of liabilities and changes thereof.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

The amendments address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group is expected to adopt the amendments from the year beginning on April 1, 2018. The Group is assessing the potential impact on its consolidated financial statements resulting from the amendments.

The IASB issued several other amended accounting standards, including amendments and interpretations that are not yet effective. None of these are considered to have a material impact on the Group’s consolidated financial statements.

6.	Segment Information

(1) Overview of Reportable Segments

The operating segments of the Group are the components of the Group for which separate financial information is available and evaluated regularly by the CODM in deciding how to allocate management resources and in assessing business performances.

The Group deploys its business operations in Japan and overseas based on the comprehensive strategies devised by the Machined Components Manufacturing Headquarters, the Electronic Devices and Components Manufacturing Headquarters and MITSUMI Business Headquarters. The Machined Components Manufacturing Headquarters administers the manufacture of ultra-precision machining. The Electronic Devices and Components Manufacturing Headquarters administers the manufacture of high-precision small motors, electronic devices components, and optical devices. The MITSUMI Business Headquarters administers the manufacture of electronic and communication equipment such as semiconductor devices, optical devices, mechanical parts, high-frequency parts and power supply parts. The financial results of each of the three headquarters are submitted to and reviewed by the CODM on a monthly basis for purposes of performance assessment and decision making about the allocation of resources.

Therefore, “Machined components”, “Electronic devices and components” and “MITSUMI business” are the operating segments of the Group. No operating segments have been aggregated to form a reportable segment.

The MITSUMI business is a new operating segment as a result of the business combination involving MITSUMI during the year ended March 31, 2017.

The machined components segment manufactures mechanical parts including ball bearings, rod-end bearings, pivot assemblies for hard disk drive (HDD), and screws for automobiles and aircrafts.

The electronic devices and components segment manufactures electronic devices (such as LED backlights and sensing devices), HDD spindle motors, stepping motors, DC motors, air movers (fan motors), precision motors and specialized devices.

The MITSUMI business segment manufactures semiconductor devices, optical devices, mechanical parts, high-frequency components, and power supply parts.

The Company’s management primarily evaluates segment performance based on operating income as reported under Japanese GAAP, on which the below discussion is based.

(2) Information Related to Reportable Segments

Intersegment revenue transactions are measured at settlement prices based on an overall assessment taking into account market prices, manufacturing costs and other factors. Profit for operating segments is measured by operating income under Japanese GAAP.

For the year ended March 31, 2017

	Yen (millions)
	Reportable segment			Other*[1]	Adjustments*[2]	Total	IFRS adjustments*[3]	Consolidated
	Machined components	Electronic devices and components	MITSUMI business
Revenue
Revenue from external customers	156,310	441,615	40,343	659	—	638,927	(4,936)	633,991
Intersegment revenue	3,831	3,872	—	1,005	(8,708)	—	—	—

Total	160,141	445,487	40,343	1,664	(8,708)	638,927	(4,936)	633,991

Segment profit (loss)	39,147	21,898	2,315	(121)	(14,224)	49,015	11,346	60,361

Finance income	—	—	—	—	—	—	—	1,712
Finance expenses	—	—	—	—	—	—	—	(1,563)
Share of loss of associates accounted for using the equity method	—	—	—	—	—	—	—	(32)

Profit before income taxes	—	—	—	—	—	—	—	60,478
(Other income and expenses)
Depreciation and amortization	7,991	15,639	475	207	3,853	28,165	1,129	29,294
Impairment losses	—	3,922	—	—	—	3,922	280	4,202
Segment assets	106,116	181,944	168,648	3,168	183,437	643,313	2,274	645,587
(Other assets)
Capital expenditures	5,870	16,846	2,945	171	6,015	31,847	9	31,856

*1	“Other” refers to business units not included in reportable segments. Their major products are machines produced in-house.
*2	Adjustments consist of the following:
1.	Adjustments for segment profit are mainly general administrative expenses and corporate expenses including the research and development expenses that do not belong to any reportable segment amounting to 13,124 million yen.
2.	Adjustments for segment assets are mainly assets of administrative departments that do not belong to any reportable segment amounting 178,722 million yen and mainly consist of cash and cash equivalents, property plant and equipment belonged to the head office and deferred tax assets.
3.	Adjustments for depreciation and amortization are mainly depreciation of facilities of administrative departments that do not belong to any reportable segment.
4.	Adjustments for capital expenditures are mainly capital expenditures for administrative departments that do not belong to any reportable segment.

*3	IFRS adjustments consist of the following:
1.	IFRS adjustments for revenue is mainly elimination for the effect of the changes in the fiscal year-end of foreign subsidiaries amounting to 5,584 million yen (debit).
2.	IFRS adjustments for segment profit are mainly adjustment for reclassification amounting to 6,058 million yen (credit), the bargain purchase gain amounting to 4,202 million yen (credit) and translation adjustment amounting to 1,417 million yen (credit).
3.	IFRS adjustments for segment assets are mainly additional recognition of deferred tax assets amounting to 5,990 million yen (debit), fair value measurement of unquoted equity amounting to 2,505 million yen (debit), adjustment of methods for amortization, depreciation and impairment amounting to 1,644 million yen (debit), recognition of lease receivables amounting to 2,581 million yen (debit), offset between deferred tax assets and deferred tax liabilities by 4,464 million yen (credit) and offset between trade receivables and trade payables by 6,183 million yen (credit).

For the year ended March 31, 2016

	Yen (millions)

	Reportable segment			Other*[1]	Adjustments*[2]	Total	IFRS adjustments	Consolidated
	Machined components	Electronic devices and components	MITSUMI business
Revenue
Revenue from external customers	163,811	445,468	—	536	—	609,815	2,219	612,034
Intersegment revenue	4,410	4,318	—	1,252	(9,980)	—	—	—

Total	168,221	449,786	—	1,788	(9,980)	609,815	2,219	612,034

Segment profit (loss)	40,855	22,336	—	(125)	(11,627)	51,439	3,728	55,167

Finance income	—	—	—	—	—	—	—	704
Finance expenses	—	—	—	—	—	—	—	(4,733)
Share of profit of associates accounted for using the equity method	—	—	—	—	—	—	—	56

Profit before income taxes	—	—	—	—	—	—	—	51,194
(Other income and expenses)
Depreciation and amortization	9,296	20,807	—	335	4,350	34,788	(69)	34,719
Impairment losses	—	15	—	—	6	21	445	466
Segment assets	105,255	189,748	—	2,167	162,257	459,427	3,320	462,747
(Other assets)
Investments in associates accounted for using the equity method	—	1,111	—	—	—	1,111	48	1,159
Capital expenditures	7,735	29,012	—	178	6,953	43,878	456	44,334

*1	“Other” refers to business units not included in reportable segments. Their major products are machines produced in-house.
*2	Adjustments consist of the following:
1.	Adjustments for segment profit are mainly general administrative expenses and corporate expenses including the research and development expenses that do not belong to any reportable segment amounting to 10,657 million yen.
2.	Adjustments for segment assets are mainly assets of administrative departments that do not belong to any reportable segment amounting to 156,537 million yen and mainly consist of cash and cash equivalents, property plant and equipment belonged to the head office and deferred tax assets.
3.	Adjustments for depreciation and amortization are mainly depreciation of facilities of administrative departments that do not belong to any reportable segment.
4.	Adjustments for capital expenditures are mainly capital expenditures for administrative departments that do not belong to any reportable segment.

For the year ended March 31, 2015

	Yen (millions)

	Reportable segment			Other*[1]	Adjustments*[2]	Total	IFRS adjustments	Consolidated
	Machined components	Electronic devices and components	MITSUMI business
Revenue
Revenue from external customers	155,785	344,725	—	166	—	500,676	1,434	502,110
Intersegment revenue	3,929	5,089	—	1,275	(10,293)	—	—	—

Total	159,714	349,814	—	1,441	(10,293)	500,676	1,434	502,110

Segment profit (loss)	39,723	30,747	—	(28)	(10,340)	60,102	(10,011)	50,091

Finance income	—	—	—	—	—	—	—	2,557
Finance expenses	—	—	—	—	—	—	—	(1,811)
Share of profit of associates accounted for using the equity method	—	—	—	—	—	—	—	65

Profit before income taxes	—	—	—	—	—	—	—	50,902
(Other income and expenses)
Depreciation and amortization	9,622	15,154	—	76	3,924	28,776	398	29,174
Impairment losses	—	31	—	—	78	109	3,747	3,856
Segment assets	120,228	190,913	—	4,089	174,813	490,043	3,983	494,026
(Other assets)
Investments in associates accounted for using the equity method	—	1,721	—	—	—	1,721	54	1,775
Capital expenditures	7,499	19,215	—	2,487	8,356	37,557	442	37,999

*1	“Other” refers to business units not included in reportable segments. Their major products are machines produced in-house.
*2	Adjustments consist of the following:
1.	Adjustments for segment profit are mainly general administrative expenses and corporate expenses including the research and development expenses that do not belong to any reportable segment amounting to 9,757 million.
2.	Adjustments for segment assets are mainly assets of administrative departments that do not belong to any reportable segment amounting to 168,275 million yen and mainly consist of cash and cash equivalents, property plant and equipment belonged to the head office and deferred tax assets.
3.	Adjustments for depreciation and amortization are mainly depreciation of facilities of administrative departments that do not belong to any reportable segment.
4.	Adjustments for capital expenditures are mainly capital expenditures for administrative departments that do not belong to any reportable segment.

(3) Revenue from External Customers as Classified by Products and Services

	Yen (millions)

	For the year ended March 31, 2017	For the year ended March 31, 2016	For the year ended March 31, 2015
Ball bearings	94,098	97,390	87,530
Rod-end bearings	29,731	32,638	30,425
Pivot assemblies	32,583	34,284	37,867
Electronic devices	241,416	245,646	170,223
Sensing devices	34,493	36,959	16,146
Motors	156,745	160,972	155,375
MITSUMI products*	40,154	—	—
Other	4,771	4,145	4,544

Total	633,991	612,034	502,110

*	MITSUMI products include semiconductor devices, optical devices, mechanical parts, high-frequency components, and power supply parts.

(4) Geographic Information of Revenue from External Customers

	Yen (millions)

	For the year ended March 31, 2017	For the year ended March 31, 2016	For the year ended March 31, 2015
Japan	92,991	81,261	107,358
China	207,989	184,074	164,641
Thailand	29,421	58,241	70,735
U.S.	175,210	157,248	42,528
Other	128,380	131,210	116,848

Total	633,991	612,034	502,110

Revenue from external customers is based on the location of customers.

(5) Geographic Information of Non-current Assets (Excluding Financial Assets and Deferred Tax Assets)

	Yen (millions)

	As of March 31, 2017	As of March 31, 2016
Japan	69,307	49,622
Thailand	78,421	88,689
China	19,712	17,334
Other	50,959	37,643

Total	218,399	193,288

Non-current assets are based on the location of each company within the Group.

(6) Information about Major Customers Generating over 10% of Total Revenue

For the year ended March 31, 2017

	Yen (millions)

Name of Customer	Revenue	Related Segment
Apple Inc.	124,904	Electronic devices and components MITSUMI business

LG Electronics Inc.	65,610	Electronic devices and components MITSUMI business

For the year ended March 31, 2016

	Yen (millions)

Name of Customer	Revenue	Related Segment
Apple Inc.	108,324	Electronic devices and components

For the year ended March 31, 2015

	Yen (millions)

Name of Customer	Revenue	Related Segment
Japan Display Group	62,458	Electronic devices and components

7.	Business Combinations

(1) MITSUMI ELECTRIC CO., LTD.

On January 27, 2017, the Company acquired 100% of the voting interest of MITSUMI, a Japanese listed company, and, as of that date, MITSUMI became a subsidiary of the Company. 0.59 shares of the Company’s common stock were exchanged for each share of MITSUMI’s common stock. Total shares delivered were 47,912,911 shares.

MITSUMI manufactures and supplies electronic and communication equipment such as semiconductor devices, optical devices, mechanical parts, high-frequency parts and power supply parts. It has subsidiaries in China, the Philippines, Taiwan, as well as other countries.

Through the business integration, the two companies will be able to further improve their corporate value as an electro mechanics solutions company (“Electro Mechanics Solutions” is a registered trademark in Japan of the Company) and aim to become a genuine solutions company by realizing synergies of integration described below:

(a)	Growth and evolution of business portfolio

(b)	Enhancement of cost competitiveness and capacity to generate cash flow by optimizing manufacturing structure and bases

(c)	Enhancement of development capabilities and provision of solutions

The fair value of the consideration, assets acquired and liabilities assumed as of the acquisition date are as follows:

Yen (millions)

Amount
Fair value of consideration transferred	55,521

Assets acquired and liabilities assumed
Current assets	135,569
Property, plant and equipment	30,162
Intangible assets	1,010
Other non-current assets	8,070
Current liabilities*	(94,451)
Non-current liabilities	(5,323)

Assets acquired and liabilities assumed (net)	75,037
Non-controlling interests in subsidiaries	694

Total net assets acquired	74,343
Gain on bargain purchase	18,822

*	Current liabilities include loans to the Company amounting to 20,000 million yen, which were assumed in relation to the reissuance of MITSUMI’s convertible bonds.

Acquisition-date fair value of each major class of consideration transferred are as follows:

Yen (millions)

Amount
Common stock (reissuance of treasury stock)	22,960
Common stock (issuance of new shares)	32,044
Reissuance of MITSUMI’s convertible bonds	20,517
Loans provided to MITSUMI in relation to the reissuance of MITSUMI’s convertible bonds	(20,000)

Total fair value of consideration transferred	55,521

The assets acquired included trade and other receivables, the total contractual amount of which was 54,380 million yen. This contractual amount is considered to approximate their fair value amount.

Gain on bargain purchase in the amount of 18,822 million yen was recognized in other income in the consolidated statement of profit or loss for the year ended March 31, 2017. This amount represents the difference between the considerations transferred and the acquisition-date amount of the identifiable net assets acquired. As the acquisition was contemplated through a share exchange, the bargain purchase gain arose primarily as a result of future business prospects of MITSUMI, where MITSUMI had been loss making when the share exchange ratio was determined. The amount of the gain was also driven by the fair values of the assets acquired and liabilities assumed of MITSUMI, as well as the Company’s share price and its volatility relative to that of MITSUMI’s.

Expenses related to the business combination were 609 million yen and recorded in selling, general and administrative expenses in the consolidated statement of profit or loss for the year ended March 31, 2017.

MITSUMI’s financial results since the acquisition date included in the consolidated statement of profit or loss for the year ended March 31, 2017 are as follows:

Yen (millions)

2017
Revenue	40,154
Profit for the year	1,693
Profit for the year attributable to owners of the Company	1,688

The pro-forma information (unaudited) of the consolidated financial results of the Group, assuming the business combination involving MITSUMI had been completed at the beginning of the year ended March 31, 2017 is as follows:

Yen (millions)

Pro-forma results	2017
Revenue	772,884
Profit for the year	40,665
Profit for the year attributable to owners of the Company	40,527

(2) Sartorius Mechatronics T&H GmbH

On February 6, 2015, the Company acquired 51.0% of the voting interest of Sartorius Mechatronics T&H GmbH (“Sartorius MTH”) and as of that date, Sartorius MTH became a subsidiary of the Company.

Sartorius MTH is a manufacturer of industrial measurement instruments and process inspection equipment, which includes product lines such as load cell, industrial scale, process instruments and detection device. It has production facilities in Germany, India and China.

The Company has acquired Sartorius MTH with the intention of combining its own leading industrial strengths in automobile, consumer electronics, healthcare and industrial products with Sartorius MTH’s leading position in the food, beverage, chemical and pharmaceutical industries, thereby increasing its product lineup significantly and being able to develop the combined companies into a more efficient global manufacturer.

The fair value of the consideration, assets acquired and liabilities assumed as of the acquisition date are as follows:

Yen (millions)

Amount
Fair value of consideration transferred	4,196

Assets acquired and liabilities assumed
Current assets	7,420
Property, plant and equipment	597
Intangible assets	1,825
Other non-current assets	11
Current liabilities	(6,818)
Non-current liabilities	(1,380)

Assets acquired and liabilities assumed (net)	1,655
Non-controlling interests	811

Goodwill	3,352

All consideration was paid in cash and there was no contingent consideration. Non-controlling interests were measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. The assets acquired include trade and other receivables, the total contractual amount of which was 3,343 million yen. This contractual amount is considered to approximate their fair value amount. Goodwill acquired mainly relates to synergies with Sartorius MTH arising from its product development capabilities and its sales and marketing ability. The goodwill is not tax deductible.

Expenses related to the business combination were 300 million yen and recorded in selling, general and administrative expenses in the consolidated statement of profit or loss for the year ended March 31, 2015.

Sartorius MTH’s financial results since the acquisition date included in the consolidated statement of profit or loss for the year ended March 31, 2015 are as follows:

Yen (millions)

2015
Revenue	2,790
Profit for the year	319
Profit for the year attributable to owners of the Company	163

The pro-forma information (unaudited) of the consolidated financial results of the Group, assuming the business combination of Sartorius MTH had been completed at the beginning of the year ended March 31, 2015 is as follows:

Yen (millions)

Pro-forma results	2015
Revenue	514,401
Profit for the year	39,180
Profit for the year attributable to owners of the Company	39,079

8.	Cash and Cash Equivalents

Cash and cash equivalents as of March 31, 2017 and March 31, 2016 consist of the following:

	Yen (millions)

	2017	2016
Cash	68,771	24,983
Cash equivalents	10,179	3,977

Total	78,950	28,960

Cash and cash equivalents are classified as financial assets measured at amortized cost. Cash and cash equivalents are considered financial assets that are subject to insignificant risk of changes in value.

9.	Trade and Other Receivables

Trade and other receivables as of March 31, 2017 and March 31, 2016 consist of the following:

	Yen (millions)

	2017	2016
Trade notes and accounts receivable	163,933	91,178
Other	2,162	2,502
Loss allowance for doubtful accounts	(654)	(180)

Total	165,441	93,500

The amounts of trade and other receivables on the consolidated statements of financial position are presented net of allowance for doubtful accounts, and are classified as financial assets measured at amortized cost.

10.	Inventories

Inventories as of March 31, 2017 and March 31, 2016 consist of the following:

	Yen (millions)

	2017	2016
Finished goods	44,717	49,429
Work in process	32,976	29,846
Raw materials	36,017	18,682
Supplies	7,652	5,096

Total	121,362	103,053

The amounts of inventories recognized as expense and included in cost of sales were 501,595 million yen, 484,820 million yen and 380,605 million yen for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively.

The amounts of write-down inventories recognized as expenses and in cost of sales were 6,663 million yen, 172 million yen, and 1,782 million yen for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively.

11.	Other Financial Assets

(1) Components of Other Financial Assets

Other financial assets as of March 31, 2017 and March 31, 2016 consist of the following:

		Yen (millions)

	2017	2016
Financial assets measured at amortized cost
Time deposits	14,294	10,208
Loans receivable	488	360
Lease receivable	2,581	—
Other	1,338	447
Loss allowance for doubtful receivables	(350)	(22)

Subtotal	18,351	10,993

Financial assets measured at fair value through profit or loss
Debt securities	4,418	4,397
Derivative assets	1,966	915
Other	1,314	1,055

Subtotal	7,698	6,367

Equity instruments measured at fair value through other comprehensive income
Equity securities	8,658	6,423

Total	34,707	23,783

Current assets	19,586	12,616
Non-current assets	15,121	11,167

Total	34,707	23,783

The amounts of other financial assets on the consolidated statements of financial position are net of loss allowances. The Group has not elected to designate any financial assets at fair value through profit or loss on initial recognition.

(2) Equity Instruments Measured at Fair Value through Other Comprehensive Income

Major equity instruments measured at fair value through other comprehensive income and their fair values as of March 31, 2017 and March 31, 2016 are as follows:

Yen (millions)

Equity instruments measured at fair value through other comprehensive income	2017
Nichia Corporation	3,178
Mitsubishi UFJ Financial Group, Inc.	1,532
Sumitomo Mitsui Trust Holdings, Inc.	1,191

Yen (millions)

Equity instruments measured at fair value through other comprehensive income	2016
Nichia Corporation	3,058
Mitsubishi UFJ Financial Group, Inc.	1,142
Sumitomo Mitsui Trust Holdings, Inc.	1,017

Equity securities are held mainly for the purpose of strengthening business relationships with the investees, and not for the purpose of achieving gains through short-term trading. Accordingly, these are designated as financial assets measured at fair value through other comprehensive income.

12.	Other Assets and Liabilities

Other assets and liabilities as of March 31, 2017 and March 31, 2016 consist of the following:

(1) Other Current Assets and Non-current Assets

	Yen (millions)

	2017	2016
Prepaid expenses	2,948	2,707
Consumption taxes refundable	3,906	2,824
Other	3,300	1,580

Total	10,154	7,111

Current assets	9,784	6,724
Non-current assets	370	387

Total	10,154	7,111

(2) Other Current Liabilities and Non-current Liabilities

	Yen (millions)

	2017	2016
Accrued expenses	17,206	10,921
Accrued bonuses	8,078	6,337
Liabilities for cash-settled share-based payments	3,636	2,428
Other	3,400	1,927

Total	32,320	21,613

Current liabilities	27,085	18,028
Non-current liabilities	5,235	3,585

Total	32,320	21,613

13.	Property, Plant and Equipment

(1) Changes in the Carrying Amounts of Property, Plant and Equipment

For the year ended March 31, 2017

	Yen (millions)

	Buildings and Structures	Machinery and Vehicles	Tools and Equipment	Land	Construction in Progress	Total
Balance at beginning of year	69,026	70,028	9,959	25,547	6,225	180,785
Additions	2,182	13,677	4,052	263	9,600	29,774
Acquisitions through business combinations	9,928	5,197	1,717	12,735	672	30,249
Sales and disposals	(390)	(1,876)	(550)	(949)	—	(3,765)
Depreciation	(5,801)	(18,285)	(4,116)	—	—	(28,202)
Impairment losses	(3,287)	(685)	(61)	—	—	(4,033)
Reclassified from construction in progress	4,416	3,638	1,366	—	(9,516)	(96)
Foreign exchange differences on translation of foreign operations	(598)	79	115	(111)	333	(182)
Other	(7)	(50)	(8)	(44)	—	(109)

Balance at end of year	75,469	71,723	12,474	37,441	7,314	204,421

For the year ended March 31, 2016

	Yen (millions)

	Buildings and Structures	Machinery and Vehicles	Tools and Equipment	Land	Construction in Progress	Total
Balance at beginning of year	71,897	77,397	9,983	26,607	9,036	194,920
Additions	2,761	8,720	3,814	177	26,378	41,850
Acquisitions through business combinations	—	3	14	—	—	17
Sales and disposals	(126)	(355)	(283)	—	—	(764)
Depreciation	(6,173)	(23,309)	(4,287)	—	—	(33,769)
Impairment losses	—	(3)	(11)	(6)	—	(20)
Reclassified from construction in progress	6,847	17,008	1,607	105	(28,199)	(2,632)
Foreign exchange differences on translation of foreign operations	(6,155)	(9,378)	(894)	(1,281)	(990)	(18,698)
Other	(25)	(55)	16	(55)	—	(119)

Balance at end of year	69,026	70,028	9,959	25,547	6,225	180,785

Reconciliation of the carrying amounts of property, plant and equipment as of March 31, 2017 and March 31, 2016 is as follows:

	Yen (millions)
	Buildings and Structures	Machinery and Vehicles	Tools and Equipment	Land	Construction in Progress	Total
As of March 31, 2017
Acquisition cost	161,298	329,437	56,729	37,781	7,314	592,559
Accumulated depreciation and impairment losses	(85,829)	(257,714)	(44,255)	(340)	—	(388,138)

Carrying amount	75,469	71,723	12,474	37,441	7,314	204,421

As of March 31, 2016
Acquisition cost	146,824	314,400	52,881	25,871	6,225	546,201
Accumulated depreciation and impairment losses	(77,798)	(244,372)	(42,922)	(324)	—	(365,416)

Carrying amount	69,026	70,028	9,959	25,547	6,225	180,785

Depreciation is recorded in cost of sales, as well as selling, general and administrative expenses in the consolidated statements of profit or loss.

(2) Impairment Loss

The Group recognized impairment losses of 4,033 million yen, 20 million yen and 3,129 million yen for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively, which are recorded in other expenses in the consolidated statements of profit or loss.

In the year ended March 31, 2017, the Group recognized impairment losses amounting to 4,033 million yen on building and structures, machinery and vehicles, and tools and equipment. The impairment losses were recognized on the property, plant and equipment of CGUs included in the electronic devices and components segment. In light of recent deteriorating profitability, restructuring of unprofitable businesses, and a decline in utilization rates due to a deterioration in the market environment, the carrying amount of these assets will not be recoverable, which resulted in the recognition of the impairment loss. The Group recognized an impairment loss amounting to 3,241 million yen on buildings and structures in Thailand, and 548 million yen on machinery and vehicles and 56 million yen on tools and equipment in Suzhou, China.

In measuring the impairment loss, the recoverable amount was calculated using value in use. The value in use is the present value of cash flow projections derived from the management approved budget. The pre-tax discount rate applied to the cash flow projections of this CGU on machinery and vehicles and tools and equipment was 14.00%. As for buildings and structures, the Group did not consider the time value of money as the expected remaining useful life was short and the effect of discounting was not significant.

In the year ended March 31, 2015, the Group recognized an impairment loss amounting to 3,050 million yen on the tangible and intangible assets of the defense related special components CGU which belongs to the electronic devices and components segment. The products of the CGU are mainly sold to the defense industry. The Group had shut down an old plant based in Tokyo and relocated it to the suburbs in 2013. However, in light of recent trends in the industry, there is a possibility that sales will not increase as planned and that the carrying amounts of the assets of the new plant will not be recoverable, which resulted in recognition of the impairment loss.

In measuring the impairment loss, the recoverable amount was calculated using value in use. The value in use is the present value of cash flow projections derived from management approved budget for the following three years, and extrapolating them to March 31, 2035, which is the estimated end of the useful life of the essential assets in the CGU, using a growth rate of the defense industry of 1.29%. The pre-tax discount rate applied to the cash flow projections of this CGU was 15.70%.

14.	Goodwill and Intangible Assets

(1) Changes in the Carrying Amounts of Goodwill and Intangible Assets

For the year ended March 31, 2017

	Yen (millions)

	Goodwill	Intangible Assets		Total
		Software	Other
Balance at beginning of year	4,698	4,039	3,379	12,116
Purchases	—	1,250	615	1,865
Internal development	—	217	—	217
Acquisitions through business combinations	403	262	956	1,621
Sales and disposals	—	(551)	—	(551)
Amortization	—	(553)	(539)	(1,092)
Impairment losses	(166)	—	(3)	(169)
Foreign exchange differences on translation of foreign operations	(175)	(74)	(181)	(430)
Other	—	11	20	31

Balance at end of year	4,760	4,601	4,247	13,608

For the year ended March 31, 2016

	Yen (millions)

	Goodwill	Intangible Assets		Total
		Software	Other
Balance at beginning of year	4,764	2,350	3,788	10,902
Purchases	—	1,647	306	1,953
Internal development	—	531	—	531
Acquisitions through business combinations	244	—	250	494
Sales and disposals	—	(23)	—	(23)
Amortization	—	(406)	(544)	(950)
Impairment losses	(233)	(14)	(199)	(446)
Foreign exchange differences on translation of foreign operations	(77)	(32)	(231)	(340)
Other	—	(14)	9	(5)

Balance at end of year	4,698	4,039	3,379	12,116

Reconciliation of the carrying amounts of goodwill and intangible assets as of March 31, 2017 and March 31, 2016 is as follows:

	Yen (millions)

	Goodwill	Intangible Assets		Total
		Software	Other
As of March 31, 2017
Acquisition cost	6,657	7,010	6,434	20,101
Accumulated amortization and impairment losses	(1,897)	(2,409)	(2,187)	(6,493)

Carrying amount	4,760	4,601	4,247	13,608

As of March 31, 2016
Acquisition cost	6,429	6,114	5,735	18,278
Accumulated amortization and impairment losses	(1,731)	(2,075)	(2,356)	(6,162)

Carrying amount	4,698	4,039	3,379	12,116

Amortization is recorded in cost of sales, as well as selling, general and administrative expenses in the consolidated statements of profit or loss.

(2) Significant Goodwill and Intangible Assets

Goodwill mainly relates to the acquisition of Minebea Intec GmbH (formerly Sartorius MTH, to which the related information is described in Note 16, Subsidiaries) (which is a CGU) in the electronic devices and components segment, and the acquisition of myonic Holding GmbH (“myonic”) (which is a CGU) in the machined components segment.

Goodwill from the acquisition of Minebea Intec GmbH during the year ended March 31, 2015 had a carrying amount as of March 31, 2017 and March 31, 2016 of 3,425 million yen and 3,197 million yen, respectively.

Goodwill from the acquisition of myonic during the year ended March 31, 2009 had a carrying amount as of March 31, 2017 and March 31, 2016 of 1,335 million yen, 1,501 million yen, respectively.

Intangible assets other than software composed of customer list from the Minebea Intec GmbH acquisition during the year ended March 31, 2015 with a carrying amount as of March 31, 2017 and March 31, 2016 of 673 million yen and 835 million yen, respectively. The remaining amortization period is five years as of March 31, 2017.

(3) Impairment Testing of Goodwill

(a) Goodwill from the acquisition of Minebea Intec GmbH

The recoverable amount of the CGU to which significant goodwill has been allocated is calculated using value in use based on the management approved budget for the following three-year period.

Terminal value for the period beyond the projected period is calculated using growth rates of 2.58%, 2.65% and 2.75% as of March 31, 2017, March 31, 2016 and March 31, 2015, respectively. These are calculated based on long-term economic growth rates and the rate of inflation. The pre-tax discount rates used in the value in use calculation were 14.68%, 14.64% and 16.49% as of March 31, 2017, March 31, 2016 and March 31, 2015, respectively.

No impairment loss on goodwill relating to the acquisition of Minebea Intec GmbH was recognized for the years ended March 31, 2017, March 31, 2016 and March 31, 2015.

In the case that the discount rate rises by 1.0%, no impairment loss would be recognized for the years ended March 31, 2017, March 31, 2016 and March 31, 2015. In the case that the growth rate decreases by 1.0%, no impairment loss would be recorded for the years ended March 31, 2017, March 31, 2016 and March 31, 2015.

(b) Goodwill from the acquisition of myonic

The recoverable amount of the CGU to which significant goodwill has been allocated is calculated using value in use based on the management approved budget for the following three-year period.

Terminal value for the period beyond this projection is calculated using growth rates of 2.59%, 2.57% and 2.63% as of March 31, 2017, March 31, 2016 and March 31, 2015, respectively. These are calculated based on long-term economic growth rates and the rate of inflation. The pre-tax discount rates used in the value in use calculations were 15.90%, 14.86% and 14.96% as of March 31, 2017, March 31, 2016 and March 31, 2015, respectively.

Relating to the acquisition of myonic, an impairment loss of 166 million yen was recognized for the year ended March 31, 2017, no impairment loss was recognized for the year ended March 31, 2016 and an impairment loss of 242 million yen was recognized for the year ended March 31, 2015.

In the case that the key assumptions are adversely changed in the future, additional impairment losses may be recognized in accordance with those facts. For example, in the case that the discount rate rose by 1.0%, an additional impairment loss of 527 million yen would be recorded for the year ended March 31, 2017. No additional impairment loss would be recorded for the year ended March 31, 2016 and an additional impairment loss of 461 million yen would be recorded for the year ended March 31, 2015. In the case that the growth rate decreased by 1.0%, an additional impairment loss of 175 million yen would be recorded for the year ended March 31, 2017. No additional impairment loss would be recorded for the year ended March 31, 2016 and an additional impairment loss of 246 million yen would be recorded for the year ended March 31, 2015.

(4) Impairment Loss on Goodwill and Intangible Assets

For impairment testing purposes, intangible assets are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or CGUs.

The Group recognized impairment losses on goodwill, software and other intangible assets of 169 million yen, 446 million yen and 667 million yen for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively, which are recorded in other expenses in the consolidated statements of profit or loss. The impairment losses reduced the carrying amounts of the intangible assets to their recoverable amounts.

(5) Research and Development Expenditures

Research and development expenditures recognized in cost of sales and selling, general and administrative expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 were 12,347 million yen, 9,681 million yen and 8,972 million yen, respectively. There were no capitalized development expenditures for the years ended March 31, 2017, March 31, 2016 and March 31, 2015.

15.	Leases

(1) Leases as Lessee

The Group leases buildings, land, machinery and equipment, motor vehicles, and tools, furniture and fixtures as a lessee. Certain lease agreements contain renewal options. There are no material restrictions (e.g. restrictions on additional borrowings or additional leases) imposed by any existing lease agreements.

(a) Minimum Lease Payments under Non-cancelable Operating Leases

The future minimum lease payments under non-cancelable operating leases as of March 31, 2017 and March 31, 2016 are as follows:

	Yen (millions)

	2017	2016
Within 1 year	1,059	955
Over 1 year but no later than 5 years	2,276	1,986
Over 5 years	3,302	3,836

Total	6,637	6,777

(b) Lease Payments under Operating Leases Recognized as Expenses

For the years ended March 31, 2017, March 31, 2016 and March 31, 2015, the Group recognized rental expenses under operating leases of 2,977 million yen, 2,872 million yen and 2,293 million yen, respectively.

(2) Leases as Lessor

The Group has finance lease receivables relating to metal molds and facilities.

As of March 31, 2017 and March 31, 2016 the investments in the lease under finance lease agreements are as follows:

	Yen (millions)

	2017	2016
Within 1 year	1,527	—
Over 1 year but no later than 5 years	879	—
Over 5 years	175	—

Total	2,581	—

The balance of lease receivables is included in other financial assets in the consolidated statements of financial position. There is no residual value at the end of the lease period. Also, there are no unearned finance income, unrecognized residual value recognized as a profit for the lessor, or contingencies recognized as income in the reporting periods.

16.	Subsidiaries

Major subsidiaries included in the Group’s consolidated financial statements are as follows:

Name of subsidiary	Business location	Operations	Ownership percentage of voting interest (%)
MITSUMI ELECTRIC CO., LTD.*1	Japan	Manufacturing and sale of electrical machinery, products for electronics industry applications, measurement and optical equipment, medical and hygienic equipment, metals industry products and materials, and ceramic products	100.0

NMB Sales Co., Ltd.	Japan	Sale of machined components and electronic devices and components	100.0

DAIICHI PRECISION MOLD CO., LTD.	Japan	Manufacture and sale of molds and related products	100.0

NMB-Minebea Thai Ltd.	Thailand	Manufacture and sale of machined components and electronic devices and components	100.0

MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.	China	Manufacture and sale of bearings and fan motors, etc.	100.0

MINEBEA (HONG KONG) LIMITED	China	Sale of bearings and electronic devices and components	100.0

MINEBEA ELECTRONICS MOTOR (ZHUHAI) CO., LTD.	China	Manufacture of electronic devices and components	100.0

MINEBEA ELECTRONIC DEVICES (SUZHOU) LTD.	China	Manufacture of electronic devices and components	100.0

ZHUHAIMITSUMI ELECTRIC CO., LTD.*1	China	Manufacturing of mechanical parts, high-frequency parts and power supply parts	100.0

TIANJIN MITSUMI ELECTRIC CO., LTD.*1	China	Manufacturing of mechanical parts, high-frequency parts and power supply parts	100.0

QINGDAO MITSUMI ELECTRONICS CO., LTD.*1	China	Manufacturing of mechanical parts	100.0

MITSUMI CO., LTD.*1	China	Sale of MITSUMI products	100.0

NMB SINGAPORE LIMITED	Singapore	Manufacture and sale of bearings and electronic devices and components	100.0

Name of subsidiary	Business location	Operations	Ownership percentage of voting interest (%)
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.	Malaysia	Manufacture and sale of electronic devices and components	100.0

CEBU MITSUMI, INC.*1	Philippines	Manufacturing of semiconductor devices, optical devices and mechanical parts	100.0

MINEBEA (CAMBODIA) Co., Ltd.	Cambodia	Manufacture of electronic devices and components	100.0

NMB KOREA CO., LTD.	South Korea	Sale of bearings and electronic devices and components	100.0

MOATECH CO., LTD.*2	South Korea	Manufacture and sale of electronic devices and components	79.2

New Hampshire Ball Bearings, Inc.	United States	Manufacture and sale of bearings	100.0

NMB Technologies Corporation	United States	Sale of bearings and electronic devices and components	100.0

MITSUMI ELECTRONICS CORPORATION*1	United States	Sale of MITSUMI products	100.0

NMB-MINEBEA UK LTD	United Kingdom	Manufacture and sale of rod-end bearings	100.0

Precision Motors Deutsche Minebea GmbH	Germany	Development, manufacture and sale of HDD spindle motors	100.0

NMB-Minebea-GmbH	Germany	Sale of bearings and electronic devices and components	100.0

myonic GmbH	Germany	Manufacture and sale of bearings and components	100.0

Minebea Intec GmbH*3	Germany	Manufacture and sale of electronic devices and components	51.0

Minebea Intec Bovenden & Co. KG*3	Germany	Manufacture and sale of electronic devices and components	51.0

Minebea Intec Aachen GmbH & Co. KG*3	Germany	Manufacture and sale of electronic devices and components	51.0

MITSUMI ELECTRONICS EUROPE GmbH*1	Germany	Sale of MITSUMI products	100.0

NMB ITALIA S.R.L.	Italy	Sale of bearings and electronic devices and components	100.0

NMB Minebea SARL	France	Sale of bearings and electronic devices and components	100.0

*1	The Company acquired 100% of the voting interest of MITSUMI on January 27, 2017, and as of that date, MITSUMI became a subsidiary of the Company. The details of this business combination are described in Note 7, Business Combinations.
*2	The Company’s shareholding ratio to MOATECH CO., LTD. increased from 50.9% to 79.2% because MOATECH CO., LTD. bought back shares during the year ended March 31, 2017. The ownership percentage of voting interest for MOATECH CO., LTD. in the above table is the ratio of dividing the total number of its shares owned by the Company by the total number of shares issued excluding the number of its treasury stock.

The effects of the increase of Company’s shareholding ratio to MOATECH CO., LTD. are as follows:

Yen (millions)

Amount
Decrease of non-controlling interests	2,946
Acquisition of non-controlling interests	2,486
Increase of capital surplus	460

*3	Sartorius Mechatronics T&H GmbH changed its name to Minebea Intec GmbH, and the subsidiaries of Sartorius Mechatronics T&H GmbH also changed their names accordingly during the year ended March 31, 2017.

The non-controlling interests’ share of MOATECH CO., LTD. as of March 31, 2017 and March 31, 2016 amounted to 2,085 million yen and 4,696 million yen, respectively.

The non-controlling interests’ share of profit of MOATECH CO., LTD. for the year ended March 31, 2017 amounted to 128 million yen, and its share of loss for the years ended March 31, 2016 and March 31, 2015 amounted to 224 million yen and 355 million yen, respectively.

17.	Investments in Associates Accounted for Using the Equity Method

The Group’s share of the post-acquisition profit or loss and movements in other comprehensive income of the associates, for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

			Yen (millions)

	2017	2016	2015
Profit (loss) for the year	(32)	56	65
Other comprehensive income	(178)	(141)	(40)

Comprehensive income (loss)	(210)	(85)	25

18.	Income Taxes

(1) Deferred Tax Assets and Liabilities

Major components of the deferred tax assets and liabilities as of March 31, 2017 and March 31, 2016 consist of the following:

		Yen (millions)

	2017	2016
Deferred tax assets
Accrued bonuses	1,722	1,229
Accrued paid absences	861	571
Retirement benefits liabilities	3,083	2,383
Employee shareholding incentive plan	1,113	749
Equity instruments measured at fair value through other comprehensive income	646	495
Inventories	2,442	228
Loss allowance for financial assets	93	52
Unrealized gains on sale of inventories	1,114	1,169
Property, plant and equipment	4,793	3,470
Impairment losses	4,732	1,133
Tax loss carryforwards	1,710	225
Research and development expenses	488	451
Other	3,835	4,236

Total deferred tax assets	26,632	16,391

Deferred tax liabilities
Property, plant and equipment	5,435	3,440
Intangible assets	920	669
Equity instruments measured at fair value through other comprehensive income	1,237	856
Undistributed earnings of subsidiaries	1,869	448
Other	1,228	134

Total deferred tax liabilities	10,689	5,547

Net deferred tax assets	15,943	10,844

Changes in the net deferred tax assets or liabilities for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

		Yen (millions)

	2017	2016	2015
Net deferred tax assets
Balance at beginning of year	10,844	8,952	8,609
Deferred income taxes	2,299	1,068	(651)
Deferred income taxes on each item of other comprehensive income:
Net changes in revaluation of equity instruments measured at fair value through other comprehensive income	(348)	961	(52)
Remeasurement of defined benefit plans	554	338	571
Foreign exchange differences on translation of foreign operations	(407)	142	265
Cash flow hedges	(38)	(51)	—
Business combinations	4,330	—	(72)
Other	(1,291)	(566)	282

Balance at end of year	15,943	10,844	8,952

Deductible temporary differences, tax loss carryforwards and unused tax credits, on which deferred tax assets were not recognized on the consolidated statements of financial position, consist of the following as of March 31, 2017 and March 31, 2016:

	Yen (millions)

	2017	2016
Deductible temporary differences*[1]	35,620	645
Tax loss carryforwards*[2]	71,017	18,053
Unused tax credits	687	549

*1	Deductible temporary differences as of March 31, 2017 mainly arose in MITSUMI where the amount was 30,227 million yen.
*2	Tax loss carryforwards of 11,587 million yen relate to unabsorbed capital allowances, accumulated by a subsidiary in Malaysia. While the unabsorbed capital allowances can be carried forward indefinitely, these can only be utilized against certain future taxable profits related to the motors business of the Malaysian subsidiary. Accordingly, no deferred tax assets have been recognized for the unabsorbed capital allowances, to the extent it is not probable that the subsidiary will be able to generate taxable profits in the future from its motors business.

Remaining tax loss carryforwards mainly relate to those incurred by MITSUMI prior to the formation of the consolidated tax-return group. In December 2016, the Company filed an application with the National Tax Agency of Japan to form a consolidated tax-return group from the year beginning on April 1, 2017, which will permit the Group to file a single tax return on behalf of the Company and all of its wholly-owned entities in Japan, including MITSUMI. However, tax loss carryforwards incurred by MITSUMI prior to the formation of the consolidated tax-return group cannot be utilized by the Group, and therefore deferred tax assets are not recognized by the Group as part of the acquisition accounting. The details of consolidated tax-return is described in Note 4, Significant Accounting Judgments, Estimates and Assumptions.

Tax loss carryforwards on which deferred tax assets were not recognized on the consolidated statements of financial position, as of March 31, 2017 and March 31, 2016 will expire as follows:

	Yen (millions)

	2017	2016
Within 1 year	1,839	—
Between 2 and 5 years	30,527	1,482
Over 5 years	27,064	627
Indefinite periods	11,587	15,944

Total	71,017	18,053

Unused tax credits on which deferred tax assets were not recognized on the consolidated statements of financial position, as of March 31, 2017 and March 31, 2016 will expire as follows:

	Yen (millions)

	2017	2016
Within 1 year	12	—
Between 2 and 5 years	—	—
Over 5 years	9	—
Indefinite periods	666	549

Total	687	549

For the deferred tax assets recognized as of March 31, 2017 and March 31, 2016, those attributable to a taxable entity whose recoverability of deferred tax assets depends on the availability of its future taxable income, and where the entity incurred a loss for the years ended March 31, 2017 or March 31, 2016, were 8,380 million yen and 254 million yen, respectively. In assessing the recoverability of deferred tax assets, the Group considers the scheduled reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies.

The total amounts of taxable temporary differences from investments in subsidiaries, on which no deferred tax liability was recognized as of March 31, 2017 and March 31, 2016 were 82,714 million yen and 56,380 million yen, respectively. These deferred tax liabilities are not recognized because the Group is able to control the timing of reversal of the temporary differences and it is probable that these temporary differences will not reverse in the foreseeable future.

(2) Income Tax Expenses

The Company and its domestic subsidiaries in Japan are primarily subject to national and local corporate income taxes, local inhabitants’ tax and enterprise tax. The effective tax rates calculated based on these statutory tax rates were 30.9%, 33.1% and 35.6% for the years ended March 31, 2017, March 31, 2016 and March 31, 2015, respectively. The Company’s overseas subsidiaries are subject to taxes based on income at rates ranging from 16.5% to 41.0%. In addition, consolidated subsidiaries in Thailand are granted a tax exempt status by the Promotion of Investment Act, whereby earnings derived from the manufacture or sale of qualifying products are fully exempt from Thai income tax for a period of 3 to 8 years.

Income tax expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

					Yen (millions)

	2017		2016		2015
	Japan	Foreign	Japan	Foreign	Japan	Foreign
Current income tax expense	2,296	8,070	3,271	9,663	3,347	8,431
Deferred income tax expense
Temporary differences originated and reversed	(2,424)	309	(16)	(1,318)	148	(67)
Changes in unrecognized deferred tax assets	(78)	(106)	—	1	—	242
Adjustments to deferred tax assets and liabilities due to change in tax rate	—	—	265	—	328	—

Other than the above, current income tax expenses were recognized directly in equity as a result of the decrease in capital surplus by repurchase of own convertible bonds with warrants amounting to 1,912 million yen.

In March 2015, amendments to the tax law were enacted in Japan, resulting in lower tax rates from the year beginning on April 1, 2015. As a result, the effective tax rates calculated based on these statutory tax rates decreased from 35.6% to 33.1% for temporary differences scheduled to be reversed in the year beginning on April 1, 2015 and to 32.3% for temporary differences scheduled to be reversed in the years beginning on or after April 1, 2016.

In March 2016, further amendments to the tax law were enacted in Japan, resulting in lower tax rates from the year beginning on April 1, 2016. As a result, the effective tax rates calculated based on these statutory tax rates will decrease from 32.3% to 30.9% for temporary differences scheduled to reverse during the year beginning on April 1, 2016 and to 30.6% for temporary differences scheduled to reverse during the years beginning on or after April 1, 2018.

(3) Reconciliation of the Effective Tax Rate

The principal items that caused the differences between the statutory tax rate and the effective tax rate after application of deferred tax accounting for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

			Percentage (%)

	2017	2016	2015
Statutory income tax rate in Japan	30.9	33.1	35.6
Adjustments
Difference in tax rates of consolidated foreign subsidiaries	(6.9)	(11.2)	(14.5)
Effect of a change in unrecognized deferred tax assets	(0.3)	0.0	0.5
Permanent differences, including entertainment expenses	0.2	0.3	0.3
Adjustments to deferred tax assets due to enacted changes in tax rate	—	0.5	0.6
Losses related to anti-trust violations	—	—	1.5
Bargain purchase	(9.6)	—	—
Tax payment related to advance pricing agreement	—	0.4	—
Other	(1.0)	0.1	0.4

Effective income tax rate after application of deferred tax accounting	13.3	23.2	24.4

19.	Trade and Other Payables

Trade and other payables as of March 31, 2017 and March 31, 2016 consist of the following:

		Yen (millions)

	2017	2016
Trade notes and accounts payable	80,930	35,046
Other	14,049	9,611

Total	94,979	44,657

Trade and other payables are classified as financial liabilities measured at amortized cost.

20.	Bonds and Borrowings

(1) Components of Bonds and Borrowings

Bonds and borrowings as of March 31, 2017 and March 31, 2016 consist of the following:

				Yen (millions)

	2017	2016	Average interest rate %	Maturity
Short-term borrowings	49,660	65,507	0.45	—
Bonds maturing within 1 year*	—	9,993	—	—
Convertible bonds with warrants maturing within 1 year*	—	7,664	—	—
Long-term borrowings maturing within 1 year	17,917	13,474	0.53	—

Bonds*	14,688	—	—	January 2027
Convertible bonds with warrants*	19,685	—	—	August 2022
Long-term borrowings	60,891	39,687	0.55	April 2018 – December 2026

Total	162,841	136,325

Current liabilities	67,577	96,638
Non-current liabilities	95,264	39,687

Total	162,841	136,325

Bonds and borrowings are classified as financial liabilities measured at amortized cost.

*	A summary of the terms of the bonds issued is as follows:

							Yen (millions)

Issuer	Bonds	Issued date	2017	2016	Interest rate %	Collateral	Redemption date
MINEBEA MITSUMI Inc.	#8 Domestic unsecured bonds	December 12, 2011	—	9,993	0.68	None	December 12, 2016

MINEBEA MITSUMI Inc.	#1 Unsecured convertible bonds with warrants (subordinated)	February 20, 2012	—	7,664	0.60	None	February 20, 2017

MINEBEA MITSUMI Inc.	#9 Domestic unsecured bonds	January 16, 2017	14,688	—	0.35	None	January 18, 2027

MINEBEA MITSUMI Inc.	Euro-Yen denominated convertible bonds with warrants due 2022	January 27, 2017	19,685	—	—	None	August 3, 2022

Total			34,373	17,657

The Company has succeeded Euro-Yen denominated convertible bonds from MITSUMI as part of the business combination of MITSUMI during the year ended March 31, 2017.

Details on Euro-Yen denominated convertible bonds with warrants due 2022 are as follows:

Euro-Yen denominated convertible bonds with warrants due 2022
Type of shares to be issued	Common share
Exercise price of shares (yen)	2,068
Face value (millions of yen)	20,000
Amount classified as equity (before tax) (millions of yen)	816
Total amount of shares issued upon exercise of warrants to date (millions of yen)	—
Exercise period of warrants	From January 27, 2017 to July 20, 2022

(2) Pledged Assets and Related Liabilities

The following tables present pledged assets and the related liabilities as of March 31, 2017 and March 31, 2016:

(a) Pledged assets

	Yen (millions)

	2017	2016
Buildings and structures	661	661

Total	661	661

(b) Liabilities related to pledged assets

	Yen (millions)

	2017	2016
Long-term borrowings maturing within 1 year	179	134
Long-term borrowings	537	716

Total	716	850

21.	Other Financial Liabilities

Other financial liabilities as of March 31, 2017 and March 31, 2016 consist of the following:

	Yen (millions)

	2017	2016
Financial liabilities measured at amortized cost
Deposits received	2,062	1,279
Other	752	499

Subtotal	2,814	1,778

Financial liabilities measured at fair value through profit or loss
Derivative liabilities	520	1,048

Total	3,334	2,826

Current liabilities	2,676	2,138
Non-current liabilities	658	688

Total	3,334	2,826

There are no financial liabilities designated as financial liabilities measured at fair value through profit or loss on initial recognition.

22.	Provisions

The components and changes in the carrying amounts of provisions for the years ended March 31, 2017 and March 31, 2016 are as follows:

For the year ended March 31, 2017

	Yen (millions)

	Environmental remediation	Restructuring	Product warranty	Other	Total
Balance at beginning of year	1,084	216	303	17	1,620
Additions	313	9	35	—	357
Interest cost accrued on discounted value	13	—	—	—	13
Acquisition through business combination	23	—	—	63	86
Reduction resulting from settlement	(656)	(140)	(303)	(6)	(1,105)
Foreign exchange differences on translation of foreign operations	(20)	(5)	—	2	(23)
Other	—	—	—	(4)	(4)

Balance at end of year	757	80	35	72	944

Current liabilities	404	80	35	2	521
Non-current liabilities	353	—	—	70	423

Total	757	80	35	72	944

For the year ended March 31, 2016

	Yen (millions)

	Environmental remediation	Restructuring	Product warranty	Other	Total
Balance at beginning of year	1,027	587	346	16	1,976
Additions	712	315	—	—	1,027
Interest cost accrued on discounted value	6	—	—	1	7
Reduction resulting from settlement	(595)	(675)	(43)	—	(1,313)
Foreign exchange differences on translation of foreign operations	(66)	(11)	—	—	(77)

Balance at end of year	1,084	216	303	17	1,620

Current liabilities	457	216	303	—	976
Non-current liabilities	627	—	—	17	644

Total	1,084	216	303	17	1,620

(a) Provision for environmental remediation expenses

Among the foreign subsidiaries, those in the U.S. recognized provisions for the cost of environmental measures based on reasonable estimates of the expenditures expected to be incurred in the future. The timing of these expenditures will depend on future business plans and other plans.

(b) Restructuring provisions

Restructuring activities occurred in the U.S. where provisions for the cost of workforce reduction based on reasonable estimates of such expenditures expected to be incurred in the future were recognized. These expenditures are expected to be settled within one year from the end of reporting period.

(c) Product warranty provisions

Product warranty provisions are recognized based on reasonable estimates of such costs expected to be incurred in the future. These expenditures are required to be settled based on customer request.

23.	Retirement Benefits

The Company and certain domestic subsidiaries in Japan maintain defined benefit plans that include corporate pension plans operated by the Company and a subsidiary. The corporate pension plans are administrated by the Group in accordance with statutory requirements. The Group is required by law to act in the best interests of the plan participants, and is responsible for managing the plan assets in accordance with the designated policies.

Certain overseas subsidiaries also maintain defined benefit pension plans, including a funded defined benefit retirement benefit plan in the United Kingdom and an unfunded defined benefit legal severance pay plan in Thailand.

Retirement benefits under the defined benefit plans are paid in the form of an annuity or lump-sum. The benefits are generally determined based on years of service, rates of pay at the time of termination and certain other factors, such as inflation rate in certain overseas subsidiaries.

Certain subsidiaries based in the U.S. settled a portion of their defined benefit pension liability through a combination of lump-sum payments and the purchase of an annuity contract during the year ended March 31, 2015. The remaining portion of the liability was settled during the year ended March 31, 2016.

In addition, the Company and certain domestic and overseas subsidiaries administer defined contribution pension plans.

(1) Reconciliation of Defined Benefit Obligations and Plan Assets

Reconciliation of the defined benefit obligations and plan assets, and the assets and liabilities related to retirement benefits recognized on the consolidated statements of financial position as of March 31, 2017 and March 31, 2016 is as follows:

			Yen (millions)

	2017		2016
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Funded defined benefit obligations	53,555	11,950	22,255	9,547
Plan assets	(51,901)	(7,171)	(19,914)	(7,729)

Subtotal	1,654	4,779	2,341	1,818

Unfunded defined benefit obligations	1,640	8,110	88	8,141

Total net defined benefit liabilities	3,294	12,889	2,429	9,959

(2) Changes in Defined Benefit Obligations

The changes in the carrying amounts of defined benefit obligations for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

					Yen (millions)

	2017		2016		2015
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Balance at beginning of year	22,343	17,688	20,283	23,629	18,779	24,949
Current service cost	1,400	404	1,045	559	976	486
Interest cost	158	465	210	709	253	1,122
Remeasurements:
Changes in demographic assumptions	(136)	—	2	(29)	—	(104)
Changes in financial assumptions	78	1,342	1,232	(1,323)	732	3,031
Experience adjustments	41	254	205	354	114	11
Benefit payments	(941)	(750)	(626)	(753)	(572)	(371)
Past service cost	—	(12)	—	(3)	—	(7)
Settlement	—	—	—	(3,531)	—	(9,370)
Foreign exchange differences on translation of foreign operations	—	(1,245)	—	(1,924)	—	2,802
Business combinations	32,257	2,001	—	—	—	1,180
Other	(5)	(87)	(8)	—	1	(100)

Balance at end of year	55,195	20,060	22,343	17,688	20,283	23,629

        The weighted average duration of defined benefit obligations as of March 31, 2017 and March 31, 2016 are as follows:

			(Years)

	2017		2016
	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Weighted average duration	11.9	16.8	12.7	16.0

(3) Changes in Plan Assets

The changes in the carrying amounts of plan assets for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

					Yen (millions)

	2017		2016		2015
	Japanese plans	Foreign plans	Japanese plans	Foreign plans	Japanese plans	Foreign plans
Balance at beginning of year	19,914	7,729	19,978	11,881	17,914	16,824
Interest income	144	249	207	406	242	801
Remeasurements:
Return on plan assets (excluding interest income)	409	132	(526)	(354)	1,545	492
Contributions to the plan by the employer	1,317	379	879	1,082	843	1,750
Benefit payments	(926)	(439)	(624)	(539)	(566)	(292)
Settlement	—	—	—	(3,972)	—	(9,445)
Foreign exchange differences on translation of foreign operations	—	(1,018)	—	(740)	—	1,799
Business combination	31,043	146
Other	—	(7)	—	(35)	—	(48)

Balance at end of year	51,901	7,171	19,914	7,729	19,978	11,881

The Group expects to make contributions of 2,548 million yen to its Japanese pension plans and 397 million yen to its foreign pension plans for the year ending March 31, 2018.

(4) Major Categories of Plan Assets

Major categories of plan assets as of March 31, 2017 and March 31, 2016 are as follows:

As of March 31, 2017

						Yen (millions)

	Japanese plans			Foreign plans
	With quoted market price in an active market	With no quoted market price in an active market	Total	With quoted market price in an active market	With no quoted market price in an active market	Total
Equity instruments
Japanese shares	7,934	—	7,934	—	—	—
Non-Japanese shares	5,069	—	5,069	—	—	—
Debt instruments
Japanese bonds	5,094	3,306	8,400	—	—	—
Non-Japanese bonds	4,475	1,751	6,226	2,489	—	2,489
Commingled funds
Equity and debt instruments	—	1,056	1,056	—	4,301	4,301
Insurance products	—	6,351	6,351	—	—	—
Other	—	4,897	4,897	—	—	—
General accounts of insurance companies	—	6,939	6,939	—	—	—
Cash and bank deposits	4,049	—	4,049	381	—	381
Other	240	740	980	—	—	—

Total	26,861	25,040	51,901	2,870	4,301	7,171

As of March 31, 2016

	Yen (millions)

	Japanese plans			Foreign plans
	With quoted market price in an active market	With no quoted market price in an active market	Total	With quoted market price in an active market	With no quoted market price in an active market	Total
Equity instruments
Japanese shares	2,870	—	2,870	—	—	—
Non-Japanese shares	2,592	—	2,592	—	—	—
Debt instruments
Japanese bonds	3,704	1,458	5,162	—	—	—
Non-Japanese bonds	3,389	1,248	4,637	2,566	—	2,566
Commingled funds
Equity and debt instruments	—	1,057	1,057	—	4,764	4,764
General accounts of insurance companies	—	2,719	2,719	—	—	—
Cash and bank deposits	108	—	108	396	—	396
Other	—	769	769	3	—	3

Total	12,663	7,251	19,914	2,965	4,764	7,729

The objective of investments is to establish long-term total returns while securing sufficient assets to make benefit payments in the near future. To achieve this objective, rates of return on plan assets are monitored to maximize average rates of market returns in the long-run, in accordance with relevant asset allocation policies.

In addition, the investments are managed to achieve the above objectives by establishing specific policies for the selection of asset managers, initial asset allocation and ongoing monitoring.

The asset allocation policy is reviewed as necessary after taking into account the Group’s employee demographics and estimated remaining service periods, as well as any changes made to the terms and conditions set at the time of the policy’s establishment.

(5) Actuarial Assumptions

Major actuarial assumptions used as of March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

Japanese plans

	2017	2016	2015
Discount rate (%)	0.6	0.6	1.0
Rate of salary increase (%)	2.3 – 4.9	2.3	2.3
Foreign plans
	2017	2016	2015
Discount rate (%)	1.3 – 5.9	1.6 – 5.5	1.4 – 5.5
Inflation rate (%)	2.5 – 3.5	3.0 – 3.1	3.0 – 3.2

The sensitivity of the defined benefit obligation to changes in the significant actuarial assumptions, as of March 31, 2017 and March 31, 2016 is as follows:

The sensitivity analysis below is based on the assumption that all other variables except the one being analyzed are held at a constant. A negative value represents a decrease and a positive value represents an increase in defined benefit obligations.

				Yen (millions)

	Change in basic Assumption	2017		2016
		Japanese plans	Foreign plans	Japanese plans	Foreign plans
Discount rate	Increase of 0.5%	(3,183)	(1,368)	(1,369)	(1,318)
	Decrease of 0.5%	3,208	1,575	1,474	1,369

For the years ended March 31, 2017, March 31, 2016 and March 31, 2015, the amounts of contributions paid to the defined contribution plans were 1,366 million yen, 1,176 million yen and 1,289 million yen, respectively.

24.	Capital and Other Equity Accounts

(1) Common Stock

(a) Total Number of Shares Authorized

The total number of shares authorized as of March 31, 2017, March 31, 2016 and March 31, 2015 respectively, is 1,000,000,000 shares.

(b) Shares issued and outstanding

Shares issued by the Company are non-par value common shares that have no restrictions on shareholders’ rights. Changes in the total number of shares issued during the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

Common stock (Number of shares)
As of April 1, 2014	399,167,695
Change	—
As of March 31, 2015	399,167,695
Change	—
As of March 31, 2016	399,167,695
Increase	27,912,911
As of March 31, 2017	427,080,606

The number of outstanding shares increased during the year ended March 31, 2017 is due to the issuance of new common shares by the Company for its share exchange with MITSUMI.

(2) Treasury Stock

Changes in the number of treasury stock held during the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

Treasury stock (Number of shares)
As of April 1, 2014	25,637,546
Decrease	(355,631)
As of March 31, 2015	25,281,915
Decrease	(506,822)
As of March 31, 2016	24,775,093
Decrease*	(21,016,498)
As of March 31, 2017	3,758,595

*	The decrease of treasury stock was mainly due to reissuance of 20,000,000 shares for the share exchange relating to the acquisition of MITSUMI.

(3) Surplus

(a) Capital Surplus

Pursuant to the Companies Act of Japan, at least half of the paid-in capital or non-cash assets provided in exchange for common shares must be recorded in common stock and the remainder must be recorded in capital reserve included in capital surplus.

(b) Retained Earnings

Under the Companies Act of Japan, 10% of dividends must be appropriated until the total amount of earned reserves included in capital reserve and retained earnings reaches 25% of common stock, either as capital reserve or retained earnings.

25.	Dividends

(1) Dividends Paid

For the year ended March 31, 2017

Resolution date	Type of share	Total amount of dividends (millions of yen)	Dividend per share (Yen)	Record date	Effective date
The Ordinary Shareholders’ Meeting June 29, 2016	Common shares	3,744	10.00	March 31, 2016	June 30, 2016
The Board of Directors’ Meeting November 2, 2016	Common shares	2,625	7.00	September 30, 2016	December 5, 2016

For the year ended March 31, 2016

Resolution date	Type of share	Total amount of dividends (millions of yen)	Dividend per share (Yen)	Record date	Effective date
The Ordinary Shareholders’ Meeting June 26, 2015	Common shares	2,244	6.00	March 31, 2015	June 29, 2015
The Board of Directors’ Meeting November 5, 2015	Common shares	3,740	10.00	September 30, 2015	December 4, 2015

For the year ended March 31, 2015

Resolution date	Type of share	Total amount of dividends (millions of yen)	Dividend per share (Yen)	Record date	Effective date
The Ordinary Shareholders’ Meeting June 27, 2014	Common shares	1,868	5.00	March 31, 2014	June 30, 2014
The Board of Directors’ Meeting November 5, 2014	Common shares	2,242	6.00	September 30, 2014	December 4, 2014

(2) Dividends Whose Record Date Falls in the Year Ended March 31, 2017 but Whose Effective Date Is after March 31, 2017

Resolution date	Type of share	Appropriated from	Total amount of dividends (millions of yen)	Dividend per share (Yen)	Record date	Effective date
The Ordinary Shareholders’ Meeting June 29, 2017	Common shares	Retained earnings	2,963	7.00	March 31, 2017	June 30, 2017

26.	Revenue

Revenue for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consists of the following:

	Yen (millions)

	2017	2016	2015
Sales of goods	630,281	608,735	501,048
Rendering of services	3,332	3,299	757
Other	378	—	305

Total	633,991	612,034	502,110

27.	Analysis of Expenses by Nature

Analysis of cost of sales, selling, general and administrative expenses and other expenses by nature for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 is as follows:

	Yen (millions)

	2017	2016	2015
Material cost and purchases of merchandise	308,083	321,775	222,179
Employee benefit expenses	138,990	135,197	125,244
Depreciation and amortization	29,294	34,719	29,174
Freight costs	16,171	17,044	14,067
Subcontractor cost	12,191	12,098	12,404
Changes of inventories	34,784	(21,371)	(11,406)
Other	54,694	61,944	61,622

Total	594,207	561,406	453,284

28.	Employee Benefit Expenses

Employee benefit expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

	Yen (millions)

	2017	2016	2015
Salaries, wages and allowances	133,205	127,506	118,721
Retirement benefit costs	3,388	3,666	3,179
Other	2,397	4,025	3,344

Total	138,990	135,197	125,244

Employee benefit expenses are recorded in cost of sales and selling, general and administrative expenses in the consolidated statements of profit or loss.

29.	Other Income

Other income for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consists of the following:

	Yen (millions)

	2017	2016	2015
Gain on bargain purchase	18,822	—	—
Rental income	296	270	277
Gain on sale of investments in associates	215	—	14
Gain on sale of property, plant and equipment	212	38	96
Dividends from insurance	207	203	219
Gain on liquidation of subsidiaries	147	—	—
Insurance income	—	3,337	50
Other	678	691	609

Total	20,577	4,539	1,265

30.	Other Expenses

Other expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

		Yen (millions)

	2017	2016	2015
Impairment losses	4,202	451	3,825
Losses on sale and disposal of property, plant and equipment	2,093	137	436
Loss on litigation settlement	1,096	—	—
Provision for environmental remediation expenses	313	712	82
Losses related to anti-trust violations	60	197	2,686
Product warranty costs	12	356	399
Restructuring costs	9	575	803
Losses on sale of investments in subsidiaries	2	—	242
Settlement losses of retirement benefit plan	—	583	103
Loss on step acquisition of subsidiaries	—	404	—
Other	892	792	679

Total	8,679	4,207	9,255

31.	Finance Income and Expenses

(1) Finance Income

Finance income for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consists of the following:

	Yen (millions)

	2017	2016	2015
Interest income
Financial assets measured at amortized cost	462	508	561
Financial assets at fair value through profit or loss	31	20	16
Dividends received
Equity instruments measured at fair value through other comprehensive income	173	175	160
Equity instruments measured at fair value through profit or loss	—	—	42
Foreign exchange gains	—	—	1,660
Other
Financial assets and financial liabilities measured at fair value through profit or loss	257	1	116
Other*[1]	789	—	2

Total	1,712	704	2,557

Foreign exchange gains include net valuation gains of currency derivatives.

*1	Other of 789 million yen under Finance Income relates to dismissal by the Supreme Court of the Kingdom of Thailand during the year ended March 31, 2017 on the claim relating to dispute between the Group’s Thailand subsidiary NMB-Minebea Thai Ltd. and the Revenue Department of the Kingdom of Thailand regarding a revised assessment of income tax liability. This amount was considered a surcharge representing interest on the required amount of liability, which was subsequently exempted.

Dividends received from equity instruments measured at fair value through other comprehensive income are from financial assets held as of the end of years.

(2) Finance Expenses

Finance expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

	Yen (millions)

	2017	2016	2015
Interest expenses
Financial liabilities measured at amortized cost	973	1,286	1,619
Other	13	204	5
Foreign exchange losses	536	3,219	—
Other
Financial assets and financial liabilities measured at amortized cost	36	—	—
Financial assets and financial liabilities measured at fair value through profit or loss	5	24	187

Total	1,563	4,733	1,811

Foreign exchange losses include net valuation losses of currency derivatives.

32.	Other Comprehensive Income

Amounts arising during the year, amounts of reclassification to profit or loss, and related tax effects for each item of other comprehensive income for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

			Yen (millions)

	2017	2016	2015
Net changes in revaluation of equity instruments measured at fair value through other comprehensive income
Amounts arising during the year	1,169	(2,824)	664

Excluding tax effects	1,169	(2,824)	664
Tax effects	(348)	961	(53)

Net changes in revaluation of equity instruments measured at fair value through other comprehensive income	821	(1,863)	611

Remeasurement of defined benefit plans
Amounts arising during the year	(1,038)	(1,321)	(1,747)

Excluding tax effects	(1,038)	(1,321)	(1,747)
Tax effects	554	338	571

Remeasurement of defined benefit plans	(484)	(983)	(1,176)

Foreign exchange differences on translation of foreign operations
Amounts arising during the year	(2,642)	(26,555)	29,568
Reclassification adjustments	(147)	(27)	176

Excluding tax effects	(2,789)	(26,582)	29,744
Tax effects	(407)	142	265

Foreign exchange differences on translation of foreign operations	(3,196)	(26,440)	30,009

Cash flow hedges
Amounts arising during the year	1,051	343	—
Reclassification adjustments	(337)	—	—

Excluding tax effects	714	343	—
Tax effects	(38)	(51)	—

Cash flow hedges	676	292	—

Share of other comprehensive income of associates accounted for using the equity method
Amounts arising during the year	(260)	(163)	109
Reclassification adjustment	82	22	(149)

Share of other comprehensive income of associates accounted for using the equity method	(178)	(141)	(40)

33.	Earnings per Share (EPS)

(1) Basic and Diluted EPS

	2017	2016	2015
Basic EPS (yen)	136.40	104.48	103.60
Diluted EPS (yen)	134.32	99.19	98.35

(2) Basis of Calculation for Basic and Diluted EPS

Basic and diluted EPS for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are calculated based on the following information:

	2017	2016	2015
Profit for the year used for the calculation of basic and diluted EPS
Profit for the year attributable to owners of the Company (millions of yen)	52,293	39,085	38,718
Profit for the year used for the calculation of basic EPS (millions of yen)	52,293	39,085	38,718
Adjustments
Interest expense on convertible bonds, net of tax (millions of yen)	18	31	30

Profit for the year used for the calculation of diluted EPS (millions of yen)	52,311	39,116	38,748

Weighted average number of common shares used for the calculation of basic and diluted EPS
Weighted average number of common shares used for the calculation of basic EPS (shares)	383,378,305	374,106,139	373,727,342
Effect of dilutive potential common shares due to convertible bonds with warrants	6,003,291	20,157,000	20,157,000
Effect of dilutive potential common shares due to warrants	61,420	80,945	87,441

Weighted average number of common shares used for the calculation of diluted EPS	389,443,016	394,344,084	393,971,783

34.	Supplementary Information on the Consolidated Statements of Cash Flows

(1) Information on Purchases of Investments in Subsidiaries Resulting in Changes in Scope of Consolidation

Yen (millions)

For the year ended March 31, 2015
Consideration paid for the acquisition of subsidiary	4,196
Portion of consideration consisting of cash and cash equivalents	4,196
Cash and cash equivalents included in assets acquired	2,299

Assets acquired:
Current assets (including cash and cash equivalents)	7,420
Property, plant and equipment	597
Goodwill	3,352
Intangible assets	1,825
Other non-current assets	11

Total assets acquired (including cash and cash equivalents)	13,205

Liabilities assumed:
Current liabilities	6,818
Non-current liabilities	1,380

Total liabilities assumed	8,198

Non-controlling interests	811

Significant business combinations are described in Note 7, Business Combinations.

(2) Information on Increase in Cash and Cash Equivalents from Investment in Subsidiaries Resulting in Change in Scope of Consolidation

The assets acquired through the share exchange involving MITSUMI and its 20 subsidiaries included 32,591 million yen of cash and cash equivalents as of the date of acquisition. This was recorded as “Increase in cash and cash equivalents from investment in subsidiaries resulting in change in scope of consolidation” in the consolidated statement of cash flows for the year ended March 31, 2017. Related information is disclosed in Note 7, Business Combinations.

(3) Information on Proceeds from Sales of Investments in Subsidiaries Resulting in Change in Scope of Consolidation

Yen (millions)

For the year ended March 31, 2015
Consideration received for the sale of subsidiary	1,279
Portion of consideration consisting of cash and cash equivalents	1,279
Cash and cash equivalents included in assets sold	17

Assets sold
Current assets (including cash and cash equivalents)	1,326
Non-current assets	488

Total assets sold	1,814

Liabilities sold
Current liabilities	319

Total liabilities sold	319

35.	Financial Instruments

(1) Capital Management

The Group implements a policy to maintain appropriate levels of equity, as well as debt and capital structure for the purpose of continuous business growth and increasing the value of the Group in consideration of the economic environment and business conditions. The Group identifies Debt Equity Ratio to indicate financial leverage to maintain financial stability and also identifies Return on Equity (ROE) to indicate capital efficiency and profitability which are attributed to owners of the Company.

The Debt Equity Ratio and ROE as of or for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

	2017	2016	2015
Debt Equity Ratio*[1]	0.5	0.6	0.6
ROE*[2]	18.9%	17.3%	20.3%

*1	Debt Equity Ratio = Interest bearing debt / Total equity
*2	Return on Equity = Profit for the year attributable to owners of the Company / Total equity attributable to owners of the Company

(2) Basic Policy on Financial Risk Management

The Group is exposed to financial risks such as market risk (mainly foreign exchange risk and interest rate risk), credit risk and liquidity risk from its underlying business activities. The Group adopts necessary policies to avoid or mitigate such risks.

Under the Group policy, derivative transactions that are speculative or targeted for short-term trading gains are prohibited, and only transactions for financial risk management purposes are permitted.

(3) Credit Risk

(a) Credit risk management and the maximum exposure to the credit risk

In accordance with the Company’s credit control rules, the Company’s Sales Division and Business Management Division periodically monitor significant customers with respect to trade receivables and lease receivables.

Monitoring includes monthly checks on the balances and payment due dates for each significant customer and an annual review of credit ranking and credit limit, for the purpose of early detection of doubtful accounts due to deteriorated financial conditions of the customers and for mitigation of risk. The Company’s subsidiaries also implement the same controls in compliance with the Company’s credit control rules.

The outstanding trade receivables from one specific customer represented 11.0% of the Group’s total trade receivables as of March 31, 2017. There was no individual customer with total outstanding trade receivables exceeding 10% of the Group’s total trade receivables as of March 31, 2016. No concentration of credit risk is present in terms of credit rating for financial assets other than trade receivables.

The Group’s maximum exposure to credit risk equals the carrying amounts of the financial assets, net of loss allowances, presented on the consolidated statements of financial position.

(b) Changes in loss allowances

Changes in the balances of loss allowances for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

	Yen (millions)

	Loss allowances for trade receivables and lease receivables (Lifetime expected credit losses)			Loss allowances for credit-impaired financial assets (Lifetime expected credit losses)
	2017	2016	2015	2017	2016	2015
Balance at beginning of year	147	152	159	55	759	659
Business combination	55	—	—	91	—	—
Provision	20	49	34	561	5	9
Write-off	—	(9)	(21)	—	(713)	(4)
Reversal	(28)	(39)	(23)	(38)	(0)	(6)
Other	20	(6)	3	121	4	101

Balance at end of year	214	147	152	790	55	759

(c) Carrying amounts of financial assets related to loss allowances

The carrying amounts of financial assets related to loss allowances (before loss allowance) as of March 31, 2017 and March 31, 2016 are as follows:

	Yen (millions)

	2017	2016
Trade receivables and lease receivables	166,048	91,146
Credit-impaired financial assets	790	55

(d) Credit risk analysis

Aging of trade receivables and lease receivables that are not credit impaired as of March 31, 2017 and March 31, 2016 is as follows:

	Yen (millions)

	2017	2016
Current	159,425	87,117
Past due within 30 days	5,838	2,915
Past due between 31 and 90 days	634	528
Past due over 90 days	151	586

Total	166,048	91,146

(4) Liquidity Risk

(a) Liquidity risk management

The Company manages liquidity risk by having the Corporate Finance Department prepare a cash management plan, which is revised on a regular basis based on reports submitted by each department, as well as through maintaining a certain minimum level of liquidity. The Company’s subsidiaries also manage liquidity risk in the same manner.

(b) Maturities of financial liabilities (including derivatives)

The maturities of financial liabilities (including derivatives) as of March 31, 2017 and March 31, 2016 are as follows:

As of March 31, 2017

								Yen (millions)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	Over 5 years
Non-derivative financial liabilities:
Trade and other payables	94,979	94,979	94,979	—	—	—	—	—
Bonds and borrowings	162,841	167,420	68,045	21,005	4,863	487	808	72,212

Subtotal	257,820	262,399	163,024	21,005	4,863	487	808	72,212

Derivative liabilities	520	520	452	60	8	—	—	—

Total	258,340	262,919	163,476	21,065	4,871	487	808	72,212

As of March 31, 2016

								Yen (millions)

	Carrying amount	Contractual cash flows	Within 1 year	Over 1 year but no later than 2 years	Over 2 years but no later than 3 years	Over 3 years but no later than 4 years	Over 4 years but no later than 5 years	Over 5 years
Non-derivative financial liabilities:
Trade and other payables	44,657	44,657	44,657	—	—	—	—	—
Bonds and borrowings	136,325	137,489	97,534	14,888	20,340	4,547	180	—

Subtotal	180,982	182,146	142,191	14,888	20,340	4,547	180	—

Derivative liabilities	1,048	1,048	794	154	89	11	—	—

Total	182,030	183,194	142,985	15,042	20,429	4,558	180	—

(5) Currency Risk

(a) Currency exchange risk management

Trade receivables and trade payables denominated in foreign currency arising from overseas businesses are exposed to foreign currency risk. The Group implements continuous monitoring of the exchange rates and management of foreign exchange exposures for the purpose of managing the currency risk. The Group utilizes forward exchange contracts to mitigate the currency risk.

(b) Sensitivity analysis for currency exchange rates

For financial assets and liabilities held by the Group as of March 31, 2017 and March 31, 2016, the impact on profit before income taxes had the functional currency appreciated 1% against the US dollar, assuming all other variables are held at a constant, is as follows:

			Yen (millions)

	Currency	2017	2016
Impact on profit before income taxes	US dollar	(302)	(60)

The above analysis does not include financial assets and liabilities denominated in the functional currency and the effect of translating assets and liabilities of foreign operations into presentation currency are not included.

(6) Interest Rate Risk

(a) Interest rate risk management

The Group finances by borrowings, some which bear variable interest, and exposes the Group to interest rate risk. To mitigate the risk, the Group utilizes interest rate swap contracts for those borrowings with variable interest rate in order to fix the interest expense.

(b) Sensitivity analysis for interest rates

For floating rate borrowings held by the Group as of March 31, 2017 and March 31, 2016 the impact on profit before income taxes had the interest rate increased by 1%, assuming all other variables are held at a constant, is as follows:

		Yen (millions)

	2017	2016
Impact on profit before income taxes	(540)	(495)

The above analysis does not include floating rate borrowings whose interest rate risk is naturally offset by derivative instruments (e.g. interest rate swaps).

(7) Carrying Amounts and Fair Values of Financial Instruments

The carrying amounts and fair values of financial instruments as of March 31, 2017 and March 31, 2016 are as follows:

	Yen (millions)

	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Bonds maturing within 1 year	—	—	9,993	10,053
Convertible bonds with warrants maturing within 1 year	—	—	7,664	7,740
Long-term borrowings maturing within 1 year	17,917	17,900	13,474	13,505
Bonds	14,688	14,995	—	—
Convertible bonds with warrants	19,685	19,633	—	—
Long-term borrowings	60,891	60,930	39,687	39,846

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Financial assets and liabilities measured at amortized cost, other than bonds and long-term borrowings, are not included above since the carrying amounts approximate their fair values. Financial instruments measured at fair value on a recurring basis are also not included, as their fair values equal the carrying amounts.

The fair values of the long-term borrowings are, in the case of floating rate interest, deemed as their carrying amounts because their interest rates are adjusted in the short term, and therefore the carrying amounts are considered to approximate their fair values. In the case of fixed interest rates, the fair values are calculated by the present value of the total principal and interest amounts discounted by the current interest rate assumed for a new borrowing under the same borrowing terms. The fair values of the bonds and convertible bonds with warrants are based on their quoted market prices. For those with no quoted market prices, the fair values are calculated by the present value of the total principal and interest amounts discounted by the current interest rate assumed for a new issue under the same issuance terms.

The fair value hierarchy classification of bonds, convertible bonds with warrants and long-term borrowings is Level 2.

(8) Fair Value Hierarchy of Financial Instruments

Financial instruments subsequently measured at fair value after initial recognition on a recurring basis are classified into the following three levels of the fair value hierarchy, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety.

Level 1: Fair value measured by quoted prices in active markets for identical assets or liabilities

Level 2: Fair value measured by direct or indirect observable inputs other than Level 1

Level 3: Fair value measured by significant unobservable inputs

When several inputs are used for a fair value measurement, the fair value level is determined based on the lowest level input that is significant to the entire measurement of the fair value.

For the years ended March 31, 2017 and March 31, 2016 there were no transfers between Level 1 and Level 2.

The following tables present the levels at which the fair values measured on a recurring basis are classified as of March 31, 2017 and March 31, 2016:

As of March 31, 2017

	Yen (millions)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through profit or loss
Debt securities	4,416	2	—	4,418
Derivative assets	—	1,966	—	1,966
Other	—	1,216	98	1,314
Equity instruments measured at fair value through other comprehensive income
Equity securities	4,331	—	4,327	8,658

Total	8,747	3,184	4,425	16,356

Financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivative liabilities	—	520	—	520

Total	—	520	—	520

As of March 31, 2016

	Yen (millions)

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets measured at fair value through profit or loss
Debt securities	4,366	31	—	4,397
Derivative assets	—	915	—	915
Other	—	1,055	—	1,055
Equity instruments measured at fair value through other comprehensive income
Equity securities	3,003	—	3,420	6,423

Total	7,369	2,001	3,420	12,790

Financial liabilities
Financial liabilities measured at fair value through profit or loss
Derivative liabilities	—	1,048	—	1,048

Total	—	1,048	—	1,048

The fair values of debt securities traded in active markets are calculated based on directly observable market values, and as such are categorized as Level 1. For other debt securities whose fair values are calculated based on pricing information provided by financial institutions are categorized as Level 2. Derivative assets and liabilities whose fair values are calculated based on price and other information provided by financial institutions are also categorized as Level 2. There are no material financial assets measured at fair value through profit or loss categorized as Level 3.

The fair value of equity securities traded in active markets are calculated based on directly observable market values, and as such are categorized as Level 1. Where inputs are unobservable, fair value is calculated by comparison with similar securities in the same industry and are categorized as Level 3.

Significant unobservable inputs consist primarily of the Earnings Before Interest and Tax (EBIT) ratio and Price/Earnings (P/E) ratio. The fair value is expected to increase (decrease) as the EBIT ratio and P/E ratio increases (decreases).

The fair value of Level 3 financial instruments is measured by the Account & Corporate Finance Headquarters, which decides on the measurement method for those financial instruments subject to valuation, in accordance with the fair value valuation policy and procedures of the Group.

Unobservable inputs used as of March 31, 2017 and March 31, 2016 are as follows:

Unobservable inputs	2017	2016
EBIT ratio*[1]	10.5 – 19.6	8.8 – 10.2
P/E ratio*[2]	24.7	14.1

*1	EBIT ratio = Enterprise value / EBIT

EBIT = Profit Non-recurring items, such as restructuring costs + Interest + Income taxes

*2	P/E ratio = Stock price / Earnings per share

For the years ended March 31, 2017 and March 31, 2016, changes in the fair value of Level 3 financial instruments measured at fair value on a recurring basis are as follows:

	Yen (millions)

Financial assets	2017		2016
	Equity Securities	Other	Equity Securities	Other
Balance at beginning of year	3,420	—	4,864	—
Total gain or loss
Loss recognized in profit or loss*[1]	—	(1)	—	—
Gain (loss) recognized in other comprehensive income*[2]	387	—	(1,444)	—
Business combination	420	99	—	—
Purchases	100	—	—	—

Balance at end of year	4,327	98	3,420	—

*1	Gain or loss pertaining to other financial assets measured at fair value through profit or loss. The amount is included in the finance expenses in consolidated statements of profit or loss.
*2	Gain or loss pertaining to equity instruments measured at fair value through other comprehensive income. The amount is included in the net changes in revaluation of equity instruments measured at fair value through other comprehensive income.

(9) Derivative Transactions and Hedging Activities

At the inception of each hedge, the Group sets an appropriate hedge ratio based on the quantity of hedged items and hedging instruments, whose base ratio is 100%. Transactions whose hedging relationship is no longer effective, but involves no change in terms of the risk management objective, are readjusted to the initial hedge ratio in order to regain an effective hedging relationship. When the risk management objective for the hedge relationship is changed, hedge accounting is discontinued.

(a) Cash flow hedge

The Group designates certain foreign exchange contracts as the hedging instruments in cash flow hedge relationships in order to fix the cash flows of forecasted transactions.

(b) Fair value of hedging instruments using hedge accounting

As of March 31, 2017 and March 31, 2016, the fair values of hedging instruments that are accounted for under the hedge accounting, per type of hedge, are as follows:

			Yen (millions)

	2017		2016
	Asset	Liability	Asset	Liability
Cash flow hedge:
Foreign currency forward contracts	1,109	52	344	1

Total	1,109	52	344	1

The fair values of assets related to hedging instruments are included in other financial assets (current and non-current assets), and the fair values of liabilities related to hedging instruments are included in other financial liabilities (current liabilities) on the consolidated statements of financial position.

(c) Notional amounts and average prices of hedging instruments

The notional amounts and the average prices of major hedging instruments designated in cash flow hedge relationships as of March 31, 2017 and March 31, 2016 are as follows:

	Type of cash flow hedge		2017		2016
Cash flow hedge		Notional amount and average price	Within 1 year	Over 1 year	Within 1 year	Over 1 year
	US dollar exchange contracts (selling order)	Notional amount (millions of yen)	21,177	3,532	6,940	8,110
		Average price (USD/THB)	36.09	36.12	36.26	36.32
		Notional amount (millions of yen)	698	—	—	—
		Average price (USD/GBP)	0.73	—	—	—
	Euro exchange contracts (selling order)	Notional amount (millions of yen)	—	—	308	—
		Average price (EUR/RMB)	—	—	7.38	—

(d) Other components of equity and gain or loss of cash flow hedging instruments

The amount recognized in the cash flow hedge reserve within other components of equity as of March 31, 2017 and March 31, 2016 and gain or loss on cash flow hedging instruments recognized in other comprehensive income for the years ended March 31, 2017 and March 31, 2016 are as follows:

As of March 31, 2017

	Yen (millions)

	Amount recognized in other components of equity (before tax)	Gain or loss recognized in other comprehensive income (before tax)	Amount reclassified from equity to profit or loss	Line item presented in profit or loss that includes the reclassification adjustment
Foreign currency forward contracts	1,057	1,051	(337)	Revenue

Total	1,057	1,051	(337)	—

As of March 31, 2016

	Yen (millions)

	Amount recognized in other components of equity (before tax)	Gain or loss recognized in other comprehensive income (before tax)	Amount reclassified from equity to profit or loss	Line item presented in profit or loss that includes the reclassification adjustment
Foreign currency forward contracts	343	343	—	—

Total	343	343	—	—

There were no cash flow hedge transactions for the year ended March 31, 2015.

(e) Changes in the fair value of hedging instruments and in the value of hedged items

Changes in the fair value of hedging instruments used as the basis for calculating hedge ineffectiveness and changes in the value of hedged items attributable to the hedged risk for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

	Yen (millions)

	2017		2016		2015
	Change in fair value of hedging instruments	Change in value of hedged items	Change in fair value of hedging instruments	Change in value of hedged items	Change in fair value of hedging instruments	Change in value of hedged items
Cash flow hedge:
Foreign currency forward contracts	1,051	1,051	343	343	—	—

Total	1,051	1,051	343	343	—	—

(10) Offsetting of Financial Assets and Financial Liabilities

The Group offsets a portion of its financial assets and financial liabilities and presents the net amount on the consolidated statements of financial position. The offsetting of financial assets and financial liabilities as of March 31, 2017 are as follows:

As of March 31, 2017

	Yen (millions)

	Gross amount of financial assets recognized	Amount offset	Financial assets presented in the consolidated statement of financial position
Financial assets:
Trade and other receivables	23,923	12,229	11,694

			Yen (millions)

	Gross amount of financial liabilities recognized	Amount offset	Financial liabilities presented in the consolidated statement of financial position
Financial liabilities:
Trade and other payables	12,229	12,229	—

There was no significant offsetting portion of its financial assets and financial liabilities as of March 31, 2016.

36.	Related Parties

(1) Compensation for Executives of the Company

Compensation paid to the Company’s directors and corporate auditors for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

	Yen (millions)

	2017	2016	2015
Compensation and bonuses	560	569	523
Share-based payment	—	8	31

Total	560	577	554

(2) Transactions with Related Parties

For the year ended March 31, 2017

				Yen (millions)

Related party	Transaction	Transaction amount	Recognized in	Balance at end of year
Company whose majority of voting interest is owned by management or management’s close family members	Purchase of machinery, equipment, steel and other materials		Trade and other payables	457
		3,488	Purchase commitments	1,648
	Lease transactions of tools and equipment, rent, and other		Property, plant and equipment	35
		638	Other financial liabilities	38
			Other current liabilities	35
	Lease of land and other properties	31	Other current assets	6
	Other revenues	12

For the year ended March 31, 2016

				Yen (millions)

Related party	Transaction	Transaction amount	Recognized in	Balance at end of year
Company whose majority of voting interest is owned by management or management’s close family members	Purchase of machinery, equipment, steel and other materials		Trade and other payables	276
		5,048	Purchase commitments	788
	Lease transactions of tools and equipment, rent, and other		Property, plant and equipment	42
		639	Other financial liabilities	44
			Other current liabilities	24
	Lease of land and other properties	35	Other current assets	61
	Other revenues	12

For the year ended March 31, 2015

		Yen (millions)

Related party	Transaction	Transaction amount
Company whose majority of voting interest is owned by management or management’s close family members	Purchase of machinery, equipment, steel and other materials	4,855

	Lease transactions of tools and equipment, rent, and other

		589
	Lease of land and other properties	36
	Other revenues	12

Transaction amounts are determined through negotiations in consideration of market prices.

Transaction amounts exclude consumption taxes, but the balance at the end of year includes consumption taxes.

37.	Share-based Payment

The Company has a stock option plan for its directors, accounted for as equity-settled share-based payment, and a “trust-type employee shareholding incentive plan” for its employees, accounted for as cash-settled share-based payment. Certain overseas subsidiaries also have stock option plans.

(1) Stock Option Plan

In line with the review of the directors’ remuneration system, the Company implemented stock options for its directors compensation, for the purpose of making the link between the Company’s business performance and stock value clearer in the directors’ remuneration system, giving them greater motivation to make contributions to improve business performance and increase enterprise value in the medium to long run, and facilitating their sense of sharing value with shareholders. Stock options are granted to the directors up to 30 million yen per annum.

Stock options issued by the Group are as follows:

	First issue	Second issue	Third issue
Granted	47,000 common shares	42,000 common shares	25,200 common shares
Vesting conditions	None	None	None
Exercise period ends on	July 16, 2042	July 15, 2043	July 17, 2044
Exercise price	1 yen	1 yen	1 yen

The class of shares to be issued upon exercise of stock options are common shares held in treasury. A holder who has been granted stock options, but who ceases to be a director within 30 years of the date of grant, may exercise all such rights, in a single transaction, within ten days of the day immediately following the day upon which he/she ceases to be a director.

The number of stock options and weighted average exercise price for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

	2017		2016		2015
	Number of shares	Weighted average exercise price (yen)	Number of shares	Weighted average exercise price (yen)	Number of shares	Weighted average exercise price (yen)
Unexercised balance at beginning of year	81,000	1	81,000	1	74,000	1
Granted	—	—	—	—	25,200	1
Exercised	(26,000)	1	—	—	(18,200)	1
Expired	—	—	—	—	—	—

Unexercised balance at end of year	55,000	1	81,000	1	81,000	1

Exercisable balance at end of year	55,000	1	81,000	1	81,000	1

The weighted average share prices on the dates that stock options were exercised during the years ended March 31, 2017 and March 31, 2015 were 685 yen and 1,857 yen, respectively. The weighted average expected remaining years for unexercised stock options for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 were 2.4 years, 2.6 years and 3.4 years, respectively.

Fair Value and Key Assumptions of Stock Options Granted during the Year

The valuation of stock options granted during the years ended March 31, 2017, March 31, 2016 and March 31, 2015 is estimated by using the Black-Scholes model, with the principal inputs and estimation methods used as follows:

2015
Third issue
Share price on grant date	1,202 yen
Exercise price	1 yen
Expected volatility*[1]	37.6%
Expected remaining period*[2]	3.6 years
Expected dividends*[3]	8 yen per share
Risk-free interest rate*[4]	0.1%
Fair value as of the grant date	1,173 yen

*1	Calculated based on the actual share prices over 3.6 years (from December 12, 2010 to July 18, 2014).
*2	Estimated by the expected average period of service from the grant date to the retirement date in accordance with internal policies.
*3	Based on the dividends paid for the year ended March 31, 2014.
*4	Used the average of compounded interest yields of bonds maturing within three months before and after the expected remaining period, based on transaction statistics of long-term interest-bearing government bonds.

(2) Trust-type Employee Shareholding Incentive Plan

The Company implemented a “Trust-type Employee Shareholding Incentive Plan (E-Ship®)” (the “Plan”), to provide incentive to the Group’s employees in order to promote the benefit and welfare of its employees.

The Plan is an incentive plan, in which all Group employees (“employee”) who are members of the “Minebea Employee Stock Holding Partnership” (“Stock Holding Partnership”) may participate.

In the Plan, the “Minebea Employee Stock Holding Partnership Exclusive Trust Account” (“Trust”), which was established to purchase Company shares, by borrowing money from banks, and selling them over time to the Stock Holding Partnership at the then market price. The Trust purchased a number of Company shares that were expected to be acquired by the Stock Holding Partnership by December 2018. The amount of Company shares acquired equaled such borrowings at the time the Plan was implemented.

Subsequently, the Trust continuously sells Company shares to the Stock Holding Partnership, and terminates in certain situations such as when all of Company shares in the Trust are sold. If any capital gains arise, such as gains on the sale of Company shares, they accumulate within the Trust until the time of its termination. If any surplus remains within the Trust after repaying all the debt such as bank borrowings, then the remainder is to be distributed as residual assets to those employees that meet the eligibility requirements.

The estimated fair value of future cash settlement benefits to the eligible employees is recorded as a liability. The fair value of the liability is re-measured at the end of each reporting period, and any changes in fair value are recognized in profit or loss. The basic figures used as well as the estimation method for the remeasurement of fair value as of March 31, 2017, March 31, 2016 and March 31, 2015 are as follows:

	2017	2016	2015
Share price on valuation date	1,485 yen	878 yen	1,898 yen
Strike price*[1]	—	18 yen	192 yen
Expected volatility*[2]	50.6%	46.0%	37.9%
Expected remaining period*[3]	1.7 years	1.1 years	2.1 years
Expected dividends*[4]	20 yen per share	20 yen per share	12 yen per share
Risk-free interest rate*[5]	–0.2%	–0.2%	0.0%

*1	The strike price is an input used in the model for valuation of the share-based payment liability. If and when the stock price moves below the strike prices as shown above table for the respective dates, a loss will be incurred by the plan and all surplus amounts accumulated in the trust account will be relinquished. In such a circumstance, the Group will fund the loss by exercising a guarantee entered into at the outset of the plan over the loan that the Trust borrowed to purchase Company treasury stock. The employee participants of the plan do not bear any such losses.
*2	Calculated based on the historical share price for the same period as the remaining period estimated at each valuation date.
*3	Estimated from the valuation date to the ending date of the trust contract.
*4	The estimates as of March 31, 2017, March 31, 2016 and March 31, 2015 are based on the actual dividends paid for the corresponding years.
*5	Used the average of compounded interest yields of bonds maturing within three months before and after the expected remaining period, based on transaction statistics of long-term interest-bearing government bonds.

(3) Share-based Payment Expenses and Liabilities

Share-based payment expenses included in cost of sales, and selling, general and administrative expenses for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 consist of the following:

			Yen (millions)

	2017	2016	2015
Equity-settled	—	8	31
Cash-settled	1,208	(1,702)	3,070

Total	1,208	(1,694)	3,101

The carrying amounts of liabilities included in other noncurrent liabilities arising from cash-settled share-based payment as of March 31, 2017 and March 31, 2016 are as follows:

		Yen (millions)

	2017	2016
Trust-type employee shareholding incentive plan	3,636	2,428

38.	Commitments

Commitments to acquire assets subsequent to March 31, 2017 and March 31, 2016 are as follows:

		Yen (millions)

	2017	2016
Acquisition of property, plant and equipment	7,854	6,084
Acquisition of intangible assets	2	388

39.	Contingent Liabilities

Contingent liabilities as of March 31, 2017 are as follows:

Contingent Liabilities Related to Class Action Suits

As previously disclosed in the previous fiscal year, class action suits in relation to certain investigations of anti-fraud violations were brought in Canada against the Company and its subsidiaries in February 2015. With respect to the class action suits outstanding as of March 31, 2017, the Group has not recognized any provision relating to these class action suits because the conditions to recognize a provision have not been met as of the date of this report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF MINEBEA (HONG KONG) LIMITED

In our opinion, the balance sheets and the related statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Minebea (Hong Kong) Limited (the “Company”) at 31st March 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended 31st March 2017, 2016 and 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Hong Kong, July 24, 2017